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TABLE OF CONTENTS 2

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Quintana Shipping Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands (State or Other Jurisdiction of Incorporation or Organization)	4412 (Primary Standard Industrial Classification Code Number)	66-0757542 (I.R.S. Employer Identification Number)

5 Xenias Street 6th Floor Kifissia
14562 Greece
Tel: (+30) 2106235900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Watson, Farley & Williams LLP
1133 Avenue of the Americas
New York, New York 10036
(212) 922-2200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
James J. Fox John P. Johnston Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 Tel: (212) 237-0000 Fax: (212) 237-0100	Stephen P. Farrell Finnbarr D. Murphy Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Tel: (212) 309-6000 Fax: (212) 309-6001

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, par value $0.01 per share	$100,000,000	$12,880

(1)
Includes common shares issuable upon exercise of the underwriters' option to purchase additional common shares.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated                             , 2014

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

                   Shares

Common Stock
$              per share

We are selling                        shares of our common stock. We have granted the underwriters an option to purchase up to                        additional shares of common stock to cover over-allotments.

This is the initial public offering of our common stock. We intend to apply to list our common stock on the New York Stock Exchange (or NYSE) under the symbol "QSP." Prior to this offering, there has been no public market for our common stock.

Investing in our common stock involves risks. Please read "Risk Factors" beginning on page 14.

We qualify as an "emerging growth company" as defined in the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. See "Risk Factors" and "Summary—Emerging Growth Company Status."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Quintana Shipping Ltd. (before expenses)	$	$

(1)
The underwriters will also be reimbursed for certain expenses incurred in this offering. See "Underwriting" for details.

The underwriters expect to deliver the shares to purchasers on or about                           , 2014.

Morgan Stanley	Deutsche Bank Securities	Jefferies

ABN AMRO	DVB Capital Markets	Global Hunter Securities

                           , 2014

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and the notes to the historical consolidated financial statements. You should read "Risk Factors" for information about important factors that you should consider before buying our common stock.

        Unless otherwise indicated, all references to our "operating fleet" refer to the nine dry bulk carriers that we owned and operated as of January 31, 2014. All references in this prospectus to our "combined fleet" refer to our operating fleet plus five additional dry bulk carriers that we have entered in contracts to purchase, and references to our "fleet" are to our operating fleet or our combined fleet, as the context requires. Unless otherwise indicated, references in this prospectus to "Quintana Shipping Ltd.," "we," "us," "our" and the "Company" refer to Quintana Shipping Ltd. and its subsidiaries. References to "Riverstone" refer to Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P., a Cayman Islands limited partnership and affiliated entities, including Riverstone Holdings LLC. All references in this prospectus to "$," "U.S. $" and "Dollars" refer to United States dollars. We refer you to "Glossary of Shipping Terms" beginning on page A-1 for definitions of certain shipping industry terms that we use in this prospectus. Unless the context otherwise indicates, the information presented in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of common stock.

 Our Company

        We are an international provider of maritime shipping transportation services through the ownership and operation of our fleet of modern dry bulk vessels. Our vessels carry dry bulk commodities such as iron ore, coal, grains, bauxite, fertilizers and steel products along worldwide shipping routes. As of the date of this prospectus, all of our vessels are on time charters to large time charterers, including commodity end users such as Cargill International, S.A. (or Cargill), Glencore Grain Pty Ltd. (or Glencore), Vitol S.A. (or Vitol) and Swissmarine Services, S.A. (or Swissmarine). We have in the past and plan to continue to balance our mix of short-, medium- and long-term time charters and spot market charters in order to permit us to benefit from rising charter rates while allowing us to maintain predictable operating cash flows. While we do not currently have spot market exposure, any future exposure will subject our fleet to spot market downside if, and to the extent that, market rates decrease. We provide in-house technical and commercial management for our combined fleet, as well as newbuilding vessel supervision, through our wholly-owned vessel management subsidiary, Quintana Ship Management, Ltd. (or our manager). Through our manager, we provide efficient and reliable service with a focus on safety and respect for the environment.

        We were incorporated in the Republic of the Marshall Islands on October 26, 2010. We were formed by Quintana Shipping Investors LLC, which is controlled by our sponsors, who are affiliates of Corbin J. Robertson, Jr. and Riverstone. Mr. Robertson has substantial experience in developing and operating a business such as ours, having founded Quintana Maritime Ltd. (or QMAR) in 2005. QMAR, an international dry bulk shipping company, took delivery of its first vessels in April of 2005 and completed its initial public offering and NASDAQ listing in July 2005. Under the leadership of Mr. Robertson and certain members of our management team, QMAR's fleet grew to 29 vessels in three years, and in April 2008, QMAR was acquired by Excel Maritime Carriers Ltd. (or Excel).

        We currently own and operate a modern fleet of nine dry bulk carriers in the water, including four Kamsarmax class vessels, two Capesize class vessels, one Panamax class vessel and two Post-Panamax vessels, with an average age of 2.5 years and an aggregate purchase price of approximately $348.8 million. These vessels were financed in part by loan facilities with an aggregate original principal amount of approximately $184.4 million. At the time of purchase, vessels in our current fleet had an average leverage ratio of 53%, which is comparable to the leverage ratio we plan to target in financing future newbuilds. In addition, we have entered into shipbuilding contracts for four additional Capesize vessels and one additional Post-Panamax vessel, all of which are scheduled to be delivered by the third quarter of 2015, for an aggregate purchase price of approximately $230.5 million. Upon the delivery of the fifth newbuilding in the third quarter of 2015, we will have 14 vessels in the water, representing almost 1.76 million dead weight tons (or dwt) in the aggregate and having an average age of 2.7 years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Development of Our Fleet."

        We have increased, and intend to further increase, the size of our fleet, utilizing a disciplined approach to acquisitions to ensure sustainable growth of a modern fleet of primarily larger dry bulk carriers that meet our fuel efficiency standards. When making such investments, we focus on maximizing returns on capital while maintaining moderate levels of leverage. We believe our management team's experience in locating and acquiring suitable vessels and fleets will allow us to accomplish our growth plans according to this strategy. There is no guarantee, however, that any such acquisitions will occur or provide us with a profitable return on investment. We intend to seek to maintain construction supervision rights over any newbuilding vessels that we may acquire in order to ensure that they meet their quality specifications and perform at the standards we require.

        All of the vessels in our operating fleet are employed under time charters to large charterers, such as Swissmarine, Cargill, Vitol, Glencore, The Noble Group Limited (or Noble) and Intergis Co. Ltd. (or Intergis), or their affiliates. Eight of our nine vessels' time charters expire this year. As our charters expire and our newbuildings are delivered, we will assess market conditions and determine whether to seek to re-employ the vessels under a short-, medium- or long-term time charter or in the spot market. Please read "Business—Time Charters."

        As of our latest financial year ended December 31, 2013, our revenues, Adjusted EBITDA and net loss were $31.0 million, $13.7 million and $1.8 million, respectively. As of December 31, 2013, we had a working capital deficit of $23.4 million. In addition, as of the date hereof, we have approximately $135.6 million of payments due under the newbuilding contracts during the year ending December 31, 2014. We do not currently have committed bank or shareholder financing to cover the obligations that come due this year. As a result, as of the date of this prospectus, our auditors have expressed substantial doubt about our ability to continue as a going concern. We intend to continue to fund our financial obligations through cash flows from operations and borrowings under our pre-delivery credit facilities, coupled with either the net proceeds from this offering or contributions from our shareholders. We believe these various potential sources of funds will be adequate to finance our obligations through the next year and, accordingly, we believe we should have the ability to continue as a going concern.

Our Fleet

        We took delivery of our first vessel in June 2011. We took delivery of an additional four vessels later in 2011, two in 2012, one in 2013 and one in 2014. We financed the purchase of these vessels through a combination of equity capital contributions by affiliates of our sponsors and senior secured bank debt. We have also entered into contracts for the construction of four additional Capesize vessels (two of which are currently under construction at the Sungdong Shipbuilding and Marine Engineering Co. Ltd. shipyard in Korea (or Sungdong) and two of which are currently under construction at the Imabari Shipbuilding Co. Ltd. shipyard in Japan (or Imabari)) and one additional Post-Panamax vessel (currently under construction at the Sasebo Heavy Industries Co., Ltd. shipyard in Japan (or Sasebo)), which are expected to be delivered starting in the fourth quarter of 2014 through the third quarter of 2015. We have paid deposits on the additional newbuilding vessels that we have contracted to construct, amounting to approximately $42.0 million in the aggregate and have $188.5 million remaining to be paid under these contracts as of the date of this prospectus. We intend to use $             million of the net proceeds from this offering to fund the remaining equity portion of the purchase price of our newbuilding program, and we intend to fund the remainder through borrowings under our existing pre-delivery senior secured credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

  Our Operating Fleet

        The table below provides summary information about the vessels that are currently in our operating fleet:

Vessel(1)	Type	Dwt	Built	Shipyard (Country)(4)	Charterer	Charter Expiration Date(2)	Daily Time Charter Hire Rate(3)
Q Gayle	Capesize	206,565	November 2011	Universal (Japan)	Swissmarine	December 2014	$17,600
Q Myrtalia	Capesize	177,979	October 2011	SWS (China)	Mansel (Vitol)	August 2014	15,250
Q Sue	Post-Panamax	84,943	November 2013	Sasebo (Japan)	Glencore	October 2014	12,750
Q Deb	Post-Panamax	84,943	January 2014	Sasebo (Japan)	Glencore	March 2015	16,000
Q Jake	Kamsarmax	82,188	June 2011	Tsuneishi (Japan)	Swissmarine	November 2014	14,500
Q Arion	Kamsarmax	82,188	September 2011	Tsuneishi (Japan)	Cargill	August 2014	9,500
Q Keen	Kamsarmax	81,586	April 2012	Hyundai Mipo (Korea)	Noble	August 2014	11,700
Q Ioanari	Kamsarmax	81,526	September 2011	Hyundai Mipo (Korea)	Swissmarine	October 2014	14,500
Q Shea	Panamax	76,939	April 2007	Namura (Japan)	Intergis	June 2014	13,750

(1)
Sister ships: Q Jake and Q Arion; Q Ioanari and Q Keen; Q Sue, Q Deb and Hull S-833.

(2)
Assumes no exercise by the charterer of any extension options.

(3)
This column shows the gross time charter hire rates.

(4)
Abbreviations are as follows: Universal—Universal Shipbuilding Corporation; SWS—Shanghai Waigaoqiao Shipbuilding Co.,Ltd.; Tsuneishi—Tsuneishi Shipbuilding Co., LTD.; Hyundai Mipo—Hyundai Mipo Dockyard Co., Ltd.; Namura—Namura Shipbuilding Co., Ltd.

  Our Newbuilding Fleet

        The table below provides summary information about the newbuilding vessels that we have contracted to purchase and that are expected to be delivered between October 2014 and August 2015:

Vessel(1)	Type	Dwt	Expected Vessel Delivery Date	Shipyard (Country)
Hull S-2525 (TBN Q Kaki)	Capesize	180,560	September 2014	Imabari (Japan)
Hull S-2526 (TBN Q Houston)	Capesize	180,560	October 2014	Imabari (Japan)
Hull S-1194 (TBN Q Anastasia)	Capesize	180,000	November 2014	Sungdong (Korea)
Hull S-1195 (TBN Q Amreen)	Capesize	180,000	February 2015	Sungdong (Korea)
Hull S-833 (TBN Q Kennedy)	Post-Panamax	84,700	August 2015	Sasebo (Japan)

(1)
Sister ships: Hull S-2525 and Hull S-2526; Hull S-1194 and Hull S-1195; Hull S-833, Q Sue and Q Deb.

 Our Vessel Management

        We provide our own commercial and technical management services for each of our vessels on an exclusive basis through our manager, which is our wholly-owned subsidiary. Commercial management services include chartering, the sale and purchase of vessels and accounting. Technical vessel management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, ensuring regulatory and classification society compliance, appointing supervisors and technical consultants and providing technical support. We also intend to seek to maintain construction supervision rights over any newbuilding vessels that we may acquire in order to ensure that they meet their quality specifications and perform at the standards we require. We believe that providing our own technical and commercial management and supervising the construction of our newbuildings will allow us to more closely monitor our operations and costs and offer our customers higher quality of performance, reliability and efficiency than competitors with external management can do. Please read "Business—Management of Our Fleet."

Dry Bulk Shipping Industry Trends

        The dry bulk shipping industry is fundamental to international trade as it is the only practical and cost effective means of transporting large volumes of many essential commodities.

        Dry bulk shipping mainly comprises the shipment of minerals, other industrial raw materials and various agricultural products. Of these, the major cargoes are iron ore, coal and grain (such as wheat, corn, barley, oats, rye and sorghum). The remaining minor bulk cargoes include steel products, bauxite/alumina, nickel ore, cement, petroleum coke, forest products, fertilizers and non-grain agricultural products (e.g. sugar).

        World seaborne dry bulk trade followed a steady underlying upward trend during the 1980s and 1990s. Compound annual growth rate (or CAGR) in the major dry bulk cargoes over this period was an estimated 2.5%, before accelerating sharply to 6.3% in the decade from 2000-09 and to an estimated 7.4% in 2010-13. According to SSY Consultancy & Research Ltd (or SSY), in 2013, total international seaborne dry bulk trade reached an estimated new annual record of 3.96 billion tons. This was up by an estimated 7.1% on 2012 and by an estimated 32.8% on the 2008 level. As indicated in the following chart, with the exception of 2009 when the global economy was in recession, seaborne dry bulk trade has recorded positive annual growth in every year since 1998. However, both charter rates and vessel values tend to be cyclical and volatile, and there is no guarantee that comparable growth rates will be achieved in the future.

        Source:    SSY

        Both the growth in dry bulk trade volumes since the global financial crisis of 2008/09, and the preceding acceleration in the underlying rate of expansion in cargo movements were primarily due to the rapid industrialization and urbanization of China. From approximately 130 million tons (or Mt) in 2000, Chinese annual dry bulk imports have increased more than ten-fold. Such an expansion has been facilitated not only by expansions in Chinese port capacity and supporting land-based infrastructure, but also by investments in new mining and port facilities in key exporting areas around the world in response to Chinese-driven rises in commodity prices.

        Dry bulk trade is a function of levels of (a) economic activity, (b) the industrialization/urbanization of developing countries, (c) population growth (plus changes in dietary habits on rising living standards) and (d) regional shifts in cargo supply/demand balances (e.g. due to the development of new export/import capacity or depletion/development of mineral reserves). The distances shipped chiefly reflect regional commodity surpluses and deficits. Generally, the more concentrated the sources of cargo supply, the greater the average distance shipped.

        Volatility remains a feature of dry bulk spot markets. The Baltic Drybulk Index (or BDI) is a daily average of charter rates for key dry bulk routes, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the overall dry bulk shipping market. From its all-time high of almost 12,000 in May 2008, just prior to the global financial crisis, the BDI fell to below 700 in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet growth. At 920 in 2012, the BDI's annual average was the lowest since the 1980s. The corresponding 2013 level was 1,206, but this annual average obscured sharp differences between the first and second halves of 2013. From its lowest quarterly average since 1986 in the first quarter of 2013 (796), the BDI rose to its highest quarterly average for two years in the fourth quarter of 2013 (1,854) and ended the year with the strongest monthly average in December since November 2010. The BDI fell back below 1,100 in early February 2014, but by 11 March had staged a partial rebound to 1,580, which left the year to date average more than 70% higher than its corresponding 2013 level.

Our Competitive Strengths

        We believe that we possess the following competitive strengths that distinguish us in our industry:

  •
  Modern, Fuel Efficient Fleet.  As of the date of this prospectus, the vessels in our operating fleet had an average age of approximately 2.5 years, as compared to 9.0 years for the world's dry bulk fleet. All of the dry bulk carriers in our fleet are modern vessels built principally by established Japanese and Korean shipyards. Our vessels have been designed to maximize their fuel efficiency by incorporating advanced technological improvements to reduce fuel consumption, such as electronically controlled engines and more efficient hull forms. Operating a young, modern fleet of well-maintained and energy efficient sister ships reduces off-hire time and maintenance, operating and drydocking costs and helps to ensure safety and environmental protection. This improves the quality of service we deliver and enables us to secure favorable employment for our vessels with charterers.

  •
  Significant Built-in Growth.  We own a fleet consisting of 14 dry bulk carriers, including five newbuildings on order, four of which are scheduled to be delivered from their Japanese or Korean shipyards within the next 12 months. Since our formation in 2010, we have been focused on building our fleet of modern vessels with the latest technology, which now have a total carrying capacity, including vessels in the water and newbuildings on order, of 1.76 million dwt. We expect our revenues to grow as we take delivery of our newbuildings, and we believe that the expertise of our management team will allow us to capitalize on future growth opportunities that reflect our disciplined acquisition strategy.

  •
  Access to Attractive Acquisition Opportunities.  We have established strong global relationships with large charterers, shipyards, brokers, commercial shipping lenders and shipping companies. We believe these relationships and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive vessel acquisition, chartering and financing opportunities.

  •
  Relationships with Large Charterers.  We have strong relationships with large time charterers, including commodity end users such as Cargill, Glencore, Vitol and Swissmarine, as a result of our track record of providing consistent, reliable and safe vessel operations. We believe that our executives' technical, commercial and managerial expertise will allow us to compete more effectively when seeking additional customers. We believe that the world's top shippers of dry bulk commodities products seek transportation partners having these qualities, which should provide us an advantage over our competitors in procuring favorable time charters for our vessels.

  •
  Low Cost Operation and In-House Vessel Management.  We provide in-house technical and commercial management for our combined fleet through our wholly-owned vessel management subsidiary. Providing for the in-house management of our fleet allows us to reduce our operating costs, eliminates management fees and commissions, and allows us to ensure that our vessels are operated to the highest operating standards when it comes to safety, environmental protection and performance. In addition, our integrated vessel management enables the full alignment of interests between shareholders and management, enhances transparency and removes potential related party conflicts.

  •
  Experienced Management Team and Strong Affiliation with Our Sponsors.  Our management team has significant experience in the management of the commercial and financial aspects of international shipping businesses. Under the leadership of certain members of our management team, QMAR's fleet grew from eight to 29 vessels in three years. Since our inception, our management team has successfully built our fleet to nine modern dry bulk vessels, and our fleet will continue to expand as we take delivery of an additional five newbuilding vessels over the next 18 months. We also have a strong relationship with our sponsors, which collectively have considerable experience and relationships in the energy and coal industries, as well as the transportation sector. See "—Our Relationship with Our Sponsors."

        Although we possess the competitive strengths outlined above, we have not yet been profitable. We have incurred substantial pre-delivery costs related to our newbuilding vessels, which are unable to produce revenue until after delivery. Moreover, dry bulk shipping is a cyclical industry with significant volatility. We began operations during a lower point in the cycle, which allowed us to take advantage of timely acquisitions at attractive prices. As the market for dry bulk shipping improves, we intend to take advantage of healthier charter rates that will allow us to be profitable.

Our Business Strategy

        Our primary objective is to provide our customers with reliable seaborne transportation services for their dry bulk cargoes at a competitive cost while driving returns to our shareholders. The principal elements of our business strategy are:

  •
  Growing our Portfolio of Larger Dry Bulk Carriers through Strategic Acquisitions.  We intend to grow our fleet through a disciplined, opportunistic approach to vessel acquisitions. We plan to focus primarily on larger dry bulk carriers, including Panamax, Kamsarmax and Capesize/Newcastlemax vessels, although, we may pursue opportunities to acquire smaller vessels if we believe that such vessels would be a good fit for our business. Our management team considers a number of important factors in evaluating vessel acquisition opportunities in addition to the vessel's design specifications, including the vessel's price, the projected cash flow from the vessel, its age and condition, its technical specifications with particular regard to fuel efficiency, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, the overall diversification of our fleet and customers and our expectation of fundamental developments in the dry bulk shipping industry. We believe that these circumstances combined with our management's knowledge of the shipping industry present an opportunity for us to grow our fleet at favorable prices.

  •
  Optimize Charter Mix.  Currently, all of our operating vessels are on period charters with remaining terms ranging between six and 14 months. We plan to balance the mix of short-, medium- and long-term time charters and spot market charters in order to permit us to benefit from rising charter rates while allowing us to maintain predictable operating cash flows. While we do not currently have spot market exposure, any future exposure will subject our fleet to spot market downside if, and to the extent that, market rates decrease.

  •
  Maintain Low Cost, Highly Efficient Operations.  We believe that utilizing our own commercial and technical management will enable us to better control our operating expenses by eliminating external management fees and commissions. In addition, we believe that our policy of staffing each of our vessels with qualified officers and crews who share a common nationality enables us to increase the efficiency of our vessel operations.

  •
  Disciplined and Flexible Financial Strategy.  We intend to maintain a strong balance sheet with a conservative leverage ratio, targeting 50% to 60% of the value of the vessels securing such indebtedness. We intend to continue to fund our financial obligations through cash flows from operations and borrowings under our pre-delivery credit facilities, coupled with either the net proceeds from this offering or contributions from our shareholders. In addition, we also believe we have the ability to generate additional financing through other management actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." We believe these various potential sources of funds will be adequate to finance our obligations through the next year and we believe that our liquidity and moderate leverage following this offering will give us the financial flexibility to pursue further growth opportunities. In addition, charterers have increasingly favored financially solid vessel owners, and we believe that our conservative leverage strategy will enable us to access more favorable chartering opportunities and give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which we believe prefer transacting with well-capitalized counterparties. We have already fully financed through a combination of senior secured debt and equity the pre-delivery installments of four out of the five newbuilding vessels that we expect to be delivered by the third quarter of 2015. As of December 31, 2013, after giving effect to this offering and the anticipated use of proceeds, we would have $             million in cash, outstanding indebtedness of $             million, remaining newbuilding installments of $             million and undrawn senior secured credit facilities of $             million. See "Capitalization."

  •
  Leveraging our Sponsors' Strategic Relationships.  Our sponsors have experience and relationships in the energy and coal industries, as well as the transportation sector. Mr. Robertson and certain members of our management team have developed substantial relationships through their previous experience in dry bulk shipping that we believe we can utilize for the benefit of our company. We plan to use these relationships and their strong reputations to identify chartering and vessel acquisition opportunities, make contacts, and gain market intelligence in key commodities industries.

Our Dividend Policy

        We currently intend to pay our shareholders quarterly dividends of $        per share, or $        per share per year. We expect to pay an initial dividend in the first full quarter following completion of this offering of $        per share.

        Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and our ability to pay dividends will be subject to the covenant restrictions in our secured credit facilities and the provisions of the laws of the Republic of the Marshall Islands. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to pay dividends to us in order to satisfy our financial obligations and to make dividend payments. See "Risk Factors" for a discussion of the factors that may affect our ability to pay dividends.

Our Relationship with Our Sponsors

        One of our principal strengths is our strong relationship with our sponsors and their affiliates. Quintana Shipping Investors LLC, our parent, is beneficially owned by affiliates of Mr. Robertson and Riverstone. Riverstone is an energy and power-focused private investment firm founded in 2000 with approximately $27 billion of equity capital raised. Riverstone conducts buyout and growth capital investments in the exploration and production, midstream, oilfield services, power and renewable sectors of the energy industry. With offices in New York, London and Houston, the firm has committed approximately $24.9 billion to 105 investments in North America, Latin America, Europe, Africa and Asia. Riverstone has substantial experience in identifying, evaluating and managing acquisitions and investments, including in the maritime industry.

        Mr. Robertson and his affiliates have considerable experience in the management of various energy related businesses, including shipping. An affiliate of Mr. Robertson sponsored QMAR, an international provider of dry bulk marine transportation services with strategic similarities to our company. QMAR completed its initial public offering and NASDAQ listing in July 2005 and was acquired, through a merger, by Excel on April 15, 2008. We will have access to our sponsors' potential customer and supply relationships and the strategic guidance that we believe will allow us to complete more effectively for customers. We can provide no assurance, however, that we will realize any benefits from our relationship with Riverstone or Mr. Robertson.

Emerging Growth Company Status

        We were incorporated on October 26, 2010. We had less than $1.0 billion in income during our last fiscal year which means we are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or "JOBS Act." For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

  •
  provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

  •
  comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission determines otherwise;

  •
  provide certain disclosure regarding executive compensation required of larger public companies; or

  •
  obtain shareholder approval of any golden parachute payments not previously approved.

        We will cease to be an "emerging growth company" upon the earliest of:

  •
  when we have $1.0 billion or more in annual revenues;

  •
  when we have at least $700 million in market value of our common stock held by non-affiliates;

  •
  when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

  •
  the last day of the fiscal year following the fifth anniversary of our initial public offering.

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Our Structure

        Quintana Shipping Ltd. is a holding company incorporated under the laws of the Marshall Islands. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands. We conduct our operations through our manager, Quintana Ship Management, Ltd., a wholly-owned subsidiary, which maintains its principal executive offices at 5 Xenias Street, 6th Floor, Kifissa 14562, Greece. Our telephone number at that address is 0030 210 6235900. Our website is www.quintanashipping.com. The information contained in or connection to our website is not part of this prospectus.

        The following diagram depicts our simplified organizational structure after giving effect to this offering:

 The Offering

Issuer	Quintana Shipping Ltd., a corporation incorporated under the laws of the Republic of the Marshall Islands.
Shares of common stock offered	shares of common stock ( shares of common stock in underwriters exercise their over-allotment option in full).
Shares of common stock to be outstanding immediately after this offering	shares of common stock ( shares of common stock if underwriters exercise their over-allotment option in full).
Use of proceeds

We estimate that we will receive net proceeds of $      million from this offering ($      million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $      per share, the mid-point of the range set forth on the cover of this prospectus.

We intend to use approximately $      million of the net proceeds from this offering to fund the remaining equity portion of the aggregate amount due under our five shipbuilding contracts. We expect to use the remainder for general corporate purposes, including to repay indebtedness or to fund working capital or potential vessel acquisitions.

See "Use of Proceeds."
Exchange listing	We will apply to list our common stock on the NYSE under the symbol "QSP."
Risk factors

Investing in our common stock involves substantial risks. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 14.

        The number of shares of common stock to be outstanding after our initial public offering gives effect to a        -for-1 stock split that will be effected immediately prior to the effectiveness of the registration statement related to this offering and includes: (1)                 shares of our common stock outstanding as of                , 2014, and (2) the shares of common stock offered by us in connection with this offering (assuming no exercise of the underwriters' option to purchase additional shares), and excludes shares of common stock reserved for issuance under our Long-Term Incentive Plan.

        Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

  •
  the consummation of the        -for-1 stock split to be effected immediately prior to the effectiveness of the registration statement related to this offering in the form of a share dividend;

  •
  no exercise by the underwriters of their option to purchase additional shares of common stock from us; and

  •
  the effectiveness of our amended and restated articles of incorporation (or articles of incorporation) in connection with the closing of this offering.

 SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table summarizes our consolidated financial and operating data. We have derived the summary consolidated financial data as of and for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period.

        Our historical financial statements are prepared in accordance with accounting standards generally accepted in the United States (or US GAAP). The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013
	(In thousands except per share and fleet data)
Consolidated Income Statement Data:
Revenues, net	$29,112	$31,014
Expenses:
Voyage expenses	176	92
Vessel operating expenses	10,112	11,762
General and administrative expenses	4,821	5,579
Depreciation	9,831	10,817
Other operating income	(125)	(135)

Operating income	$4,297	$2,899

Other income (expense)
Interest and finance costs, net	(4,825)	(4,412)
Loss on derivative instruments	(1,443)	(164)
Foreign exchange loss, net	(40)	(24)
Net loss before income taxes	$(2,011)	$(1,701)
US source income taxes	(32)	(74)

Net loss	$(2,043)	$(1,775)

Loss per share—basic and diluted	$(4,086)	$(3,551)
Adjusted EBITDA(1)	$14,128	$13,716
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$3,235	$3,736
Current assets	4,728	6,352
Total assets	296,591	348,523
Current liabilities	16,491	29,741
Total liabilities	143,863	164,234
Shareholders' equity	152,728	184,289

	Year Ended December 31,
	2012	2013
	(In thousands except per share and fleet data)
Fleet Data:
Weighted average number of vessels(2)	6.2	7.1
Ownership days(3)	2,272	2,590
Available days(4)	2,272	2,590
Operating days(5)	2,268	2,589
Fleet utilization(6)	99.8%	99.9%
Average daily results:
Daily time charter equivalent rate(7)	$12,758	$11,942
Daily vessel operating expenses(8)	$4,451	$4,541

(1)
Adjusted EBITDA represents net loss before interest and finance cost, net, income taxes, depreciation, loss on derivative instruments and foreign exchange gains and losses. Adjusted EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.

Adjusted EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not recognize the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•
Adjusted EBITDA ignores changes in, or cash requirements for, our working capital needs; and

•
other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

  The following table sets forth a reconciliation of net income to Adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2012	2013
	(in thousands)
Net loss	$(2,043)	$(1,775)
Interest and finance cost, net	4,825	4,412
US source income taxes	32	74
Depreciation	9,831	10,817
Loss on derivative instruments	1,443	164
Foreign exchange loss	40	24
Adjusted EBITDA	$14,128	$13,716
(2)
We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.

(3)
We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.

(4)
We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(5)
We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

(6)
We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(7)
Time charter equivalent rate, or "TCE rate," is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., time charters and voyage charters) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide revenue (net of voyage expenses) by operating days for the relevant time period.

(8)
Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days for chartered-in vessels) for the relevant time period.

RISK FACTORS

        You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock and cause you to lose all or part of your investment.

Company Specific Risk Factors

Because we are a new company with a limited operating history, we may be less successful in implementing our business strategy than a more seasoned company.

        We took delivery of our first vessel in June 2011. We took delivery of an additional four vessels in the fourth quarter of 2011, two in 2012, one in 2013 and one in 2014. We expect to take delivery of the four additional vessels that we have contracted to purchase and the one additional vessel that we have entered into a letter intent for by the third quarter of 2015, and to add additional ships to our fleet in the future. However, we have a limited performance record and operating history. Certain of our historical financial statements predate the commencement of our full operations, and therefore may not provide a meaningful basis for you to evaluate our operations, our ability to achieve our business strategy or our ability to pay dividends, if any. We may be less successful in implementing our business strategy than a more seasoned company.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.

        We intend to grow our business through disciplined, opportunistic acquisitions of additional vessels. Our future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

  •
  enlarging our customer base;

  •
  managing our expansion; and

  •
  obtaining required financing on acceptable terms.

        During periods in which charter hire rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

We cannot assure you that we will be able to borrow further amounts under our term loan facilities, which we may need to fund the acquisition of the remaining vessels in our contracted fleet.

        Our ability to borrow further amounts under our term loan facilities will be subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each borrowing, we will be required, among other things, to provide the lenders with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to borrow further amounts under our term loan facilities. In such an event, unless we are able to obtain additional debt or equity financing, we may be unable to fund the acquisition of the remaining vessels in our contracted fleet.

Restrictive covenants in our term loan facilities impose, and any future debt facilities will impose, financial and other restrictions on us.

        Our term loan facilities impose, and any future debt facilities will impose, operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

  •
  acquire additional vessels and implement our growth plans;

  •
  pay dividends or make capital expenditures if we do not repay amounts drawn under the term loan facilities when due, if there is a default under the term loan facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

  •
  incur additional indebtedness, including through the issuance of guarantees;

  •
  change the flag, class or management of our vessels;

  •
  create liens on our assets;

  •
  sell our vessels;

  •
  merge or consolidate with, or transfer all or substantially all our assets to, another person; and

  •
  enter into a new line of business.

        Our existing term loan facilities require us to maintain specified minimum ratios of total debt to total capitalization, specified levels of cash and cash equivalents, specified ratios of consolidated earnings before interest, taxes, depreciation and amortization, or consolidated EBITDA, to consolidated interest expense, and specified levels of collateral coverage. Additionally, it is an event of default under our term loan facilities with DVB Bank SE (or DVB) if Mr. Corbin Robertson ceases to be a member of our board of directors other than by reason of his death or incapacity. The failure to comply with such covenants would materially and adversely affect our business, financial conditions, results of operations and ability to pay dividends, if any. We are in compliance with these covenants, and expect to be in compliance after giving effect to the offering and the application of the proceeds thereof; however, we cannot assure you that we will continue to be able to comply with these covenants.

Servicing future indebtedness would limit funds available for other purposes, such as the payment of dividends.

        We intend to finance our future fleet expansion program in part with indebtedness. While we may seek to refinance amounts drawn or incurred, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts on terms acceptable to us or at all, we will have to dedicate cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under any future debt agreements or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes, such as the payment of dividends. If we are unable to meet our debt obligations, or if we otherwise default under any future debt agreements, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Our ability to pay dividends, if any, may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves and by additional factors unrelated to our profitability.

        We intend to pay regular quarterly dividends. The amount of dividends we will be able to pay will depend upon the amount of cash we generate from our operations. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends and the decisions of our management and directors. The amount of cash we will have available for dividends may fluctuate upon, among other things:

  •
  the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

  •
  the level of our operating costs;

  •
  the level of our scheduled debt service (interest and principal) payments, including balloon payments due on the date of maturity of certain of our loans that constitute significant percentages of the total interest and principal due thereunder;

  •
  the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

  •
  vessel acquisitions and related financings, such as restrictions in our secured credit facilities and in any future debt programs;

  •
  prevailing global and regional economic and political conditions;

  •
  the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business; and

  •
  changes in the bases of taxation of our activities in various jurisdictions.

        The actual amount of cash we will have available for dividends will also depend on many factors, including:

  •
  changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;

  •
  our fleet expansion strategy and associated uses of our cash and our financing requirements;

  •
  modification or revocation of our dividend policy by our board of directors;

  •
  the amount of any cash reserves established by our board of directors; and

  •
  restrictions under Marshall Islands law.

        The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which may be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for dividends. Our secured credit facilities also contain covenants that could restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings in excess of consideration received for the sale of stock above the par value of the stock), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend, and any such dividend may be discontinued at the discretion of our board of directors. As a result of these and other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record income.

Our newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

        We have entered into shipbuilding contracts for four additional Capesize vessels and one additional Post-Panamax vessel, all of which are scheduled to be delivered by the third quarter of 2015, for an aggregate purchase price of approximately $230.5 million. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project. Significant cost overruns or delays could adversely affect our financial position, results of operations and ability to pay dividends, if any. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our cash flows and income.

        Unless we maintain cash reserves for vessel replacement we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends, if any, will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends. While we have not set aside cash reserves to date, pursuant to our dividend policy, we expect to pay out only a specified percentage of our available cash from operations so as to retain funds for capital expenditures, working capital and debt service. In periods where we make acquisitions, our board of directors may limit the amount or percentage of our cash from operations available to pay dividends. See "Dividend Policy."

When our current time charters end, we may not be able to replace them promptly or with profitable ones.

        We expect to employ our vessels on short-, medium- and long-term time charters or in the spot market, depending on market conditions. All of the vessels in our operating fleet are operating under time charters that expire in 2014 or early 2015.

        We cannot assure you that we will be able to re-charter our vessels at comparable rates or with comparable charterers, if at all, when the charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to fix our vessels on time charters as the current charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed in obtaining suitable employment for our vessels. Failure to obtain replacement charters will reduce or eliminate our revenue, our ability to expand our fleet and our ability to pay dividends, if any.

        If dry bulk vessel charter hire rates are lower than they are now, we may have to enter into charters with lower charter hire rates. Also, it is possible that we may not obtain any charters. In addition, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and ability to pay dividends, if any.

        We have entered into, and may enter into in the future, various contracts, including pooling arrangements, charter agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charterhire payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.

The international dry bulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

        We will employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter hire rates than we are able to offer.

We and our manager may be unable to retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

        Our success depends to a significant extent upon the abilities and efforts of our management team and certain key personnel at our manager. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our operations, business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not intend to maintain "key man" life insurance on any of our officers.

Risks associated with operating oceangoing vessels could negatively affect our business and reputation, which could adversely affect our revenues and stock price.

        The operation of oceangoing vessels carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

  •
  environmental accidents;

  •
  cargo and property losses or damage;

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

  •
  piracy.

        Any of these circumstances or events could increase our costs or lower our revenues. Because we currently have only nine vessels in our operating fleet, loss or damage to any one or more of our vessels would have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends, if any. In addition to any economic cost, the involvement of our vessels in an environmental disaster may harm our reputation. Our lack of operating history may increase these risks.

The operation of dry bulk carriers has certain unique operational risks.

        With a dry bulk carrier, the cargo itself and its interaction with the ship may create operational risks. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends, if any. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels may suffer damage and we may face unexpected costs, which could adversely affect our cash flow and financial condition.

        If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends, if any. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

        We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance, which includes environmental damage and pollution insurance. We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which increase our costs in the event of a claim or decrease any recovery in the event of a loss.

If our dry bulk carriers are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

        We have entered into separate contracts with third-party sellers to acquire four additional Capesize vessels and one additional Post-Panamax vessel. Our operating strategy is based on having a contracted fleet of 14 vessels. Our fleet currently consists of nine vessels, and we expect that the five remaining vessels in our fleet will be delivered to us by the third quarter of 2015. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences. We intend to conduct only a limited inspection of these additional dry bulk carriers.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of the date of this prospectus, the vessels in our operating fleet had an average age of approximately 2.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Because we expect to generate all of our revenues in Dollars but may incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We expect to continue to generate all of our revenues in Dollars. We expect to continue to incur a portion of our operating expenses in currencies other than Dollars. This difference could lead to fluctuations in net income due to changes in the value of the Dollar relative to the other currencies, in particular the Euro. Expenses, including extraordinary expenses, incurred in foreign currencies against which the Dollar falls in value will be higher in Dollar terms, resulting in a decrease in our operating income. We have not hedged against these risks. Our operating results could suffer as a result.

We are a holding company, and we depend on the ability of our subsidiaries to pay dividends to us in order to satisfy our financial obligations and to make dividend payments.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to pay dividends to us. The ability of a subsidiary to make these dividend payments could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law, which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

        We are a recently formed company. Our current operating and financial systems may not be adequate as we commence operations and implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we seek to expand our internal technical management capabilities and our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. This task will be made more difficult by our strategy of maintaining single nationality crews. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to develop and maintain effective financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for dividends to our shareholders, if any, may be reduced.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

        We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Industry Specific Risk Factors

Charterhire rates for dry bulk carriers are cyclical and volatile and remain significantly below their high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability and our ability to comply with our loan covenants.

        The degree of charterhire rate volatility among different types of dry bulk vessels has varied widely; however, the prolonged downturn in the dry bulk charter market has severely affected the entire dry bulk shipping industry and charterhire rates for dry bulk vessels have declined significantly from historically high levels. The BDI is a daily average of charter rates for key dry bulk routes, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the overall dry bulk shipping market. From its all-time high of almost 12,000 in May 2008, just prior to the global financial crisis, the BDI fell to below 700 in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet growth. At 920 in 2012, the BDI's annual average was the lowest since the 1980s. The corresponding 2013 level was 1,206, but this annual average obscured sharp differences between the first and second halves of 2013. From its lowest quarterly average since 1986 in the first quarter of 2013 (796), the BDI rose to its highest quarterly average for two years in the fourth quarter of 2013 (1,854) and ended the year with the strongest monthly average in December since November 2010. The BDI fell back below 1,100 in early February 2014, but by 11 March had staged a partial rebound to 1,580, which left the year to date average more than 70% higher than its corresponding 2013 level. Volatility remains a feature of dry bulk spot markets. There can be no assurance that the dry bulk charter market will increase again, and the market could decline further.

        The decline and volatility in charter rates has been due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements. If low charter rates in the dry bulk market continue or decline further for any significant period, this could have an adverse effect on our vessel values and our ability to continue as a going concern and comply with the financial covenants in our loan agreements. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels. In addition, the decline in the dry bulk carrier charter market has had and may continue to have additional adverse consequences for the dry bulk shipping industry, including limited financing for vessels, a limited secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the dry bulk shipping industry. Accordingly, the value of our common stock could be substantially reduced or eliminated.

        Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

        Factors that influence demand for vessel capacity include:

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  supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

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  changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

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  the location of regional and global exploration, production and manufacturing facilities;

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  the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

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  the globalization of production and manufacturing;

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  global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

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  natural disasters and other disruptions in international trade;

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  developments in international trade;

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  changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

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  environmental and other regulatory developments;

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  currency exchange rates; and

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  weather.

        The factors that influence the supply of vessel capacity include:

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  the number of newbuilding deliveries;

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  port and canal congestion;

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  the scrapping rate of older vessels;

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  vessel casualties; and

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  the number of vessels that are out of service.

        In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

        We anticipate that the future demand for our dry bulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargoes to be transported by sea. Given the large number of new dry bulk carriers currently on order with shipyards, the capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

        The market supply of dry bulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of late January 2014, newbuilding orders had been placed for an aggregate of more than 19.2% of the existing global dry bulk fleet. Due to financing constraints, many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which charter rates do not increase.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or cause us to breach certain covenants in our credit facilities and we may incur a loss if we sell vessels following a decline in their market value.

        The fair market values of our vessels are related to prevailing freight charter rates. However, while the fair market values of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.

        The fair market values of our vessels have generally experienced high volatility, and you should expect the market values of our vessels to fluctuate depending on a number of factors including:

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  prevailing level of charter rates;

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  general economic and market conditions affecting the shipping industry;

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  types and sizes of vessels;

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  supply of and demand for vessels;

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  other modes of transportation;

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  cost of newbuildings;

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  governmental and other regulations; and

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  technological advances.

        We are currently in compliance with the financial covenants in our credit facilities. However, as vessels grow older, they generally decline in value. If the market values of our vessels, which are at relatively low levels, decrease, we may not be in compliance with these covenants, and our lenders could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with our loan covenants. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing.

        In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale proceeds may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values decline, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations.

        We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 7.6% for the quarter ended December 31, 2013, continuing to remain below pre-2008 levels.

        The Chinese economy could experience a significant contraction in the future. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic dry bulk shipping companies and may hinder our ability to compete with them effectively. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have disrupted financial markets throughout the world, may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if any. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

If economic conditions throughout the world do not improve, this will impede our results of operations, financial condition and ability to pay dividends, if any.

        Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

        The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The current sovereign debt crisis in certain Eurozone countries, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The United States Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and may continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

        We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. These recent and developing economic and governmental factors, together with any further decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and the trading price of our common stock. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

        In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

        Global financial markets and economic conditions have been, and continue to be, volatile. In the recent past, the debt and equity capital markets were severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and persisting weakening economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our shareholders or preclude us from issuing equity at all.

        Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased margins or interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to those previously available and reduced, and in some cases ceased, to provide funding to borrowers. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending to the shipping industry. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

The instability of the euro or the inability of Eurozone countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

        As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and ability to pay dividends, if any.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations.

        The U.S. government recently imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy offshore Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the Order, prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals, or SDNs, published by U.S. Department of the Treasury's Office of Foreign Assets Control. Certain individuals associated with piracy offshore Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities, such as us. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated thereunder, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

        We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other geographic countries and areas, terrorist or other attacks, war or international hostilities. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. or other armed forces in Iraq, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT Limburg, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and our ability to pay dividends, if any, in the future.

        We operate our dry bulk vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect our ability to pay dividends, if any, in the future from quarter to quarter. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. This seasonality may adversely affect our operating results and our ability to pay dividends, if any, in the future.

Rising fuel prices may adversely affect our profits.

        While we do not directly bear the cost of fuel or bunkers under our time charters, fuel is a significant factor in negotiating charter rates. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under spot or voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (or OPEC), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to regulation and potential liability under environmental laws that could require significant expenditures and affect our cash flow and net income.

        Our business and the operations of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country of their registration in order to protect against potential environmental damage. As a result of highly publicized accidents in recent years, government regulation of vessels, particularly in the area of safety and environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions have regulated the management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. While we cannot in every instance predict the extent of the costs that will be required to comply with these requirements, safety and environmental regulations should apply to all vessels registered in countries that have ratified the various conventions upon which such requirements are based, and should therefore apply to most of our competitors to the same extent as they apply to us.

        These requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for safety and environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, safety and environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse impact on our financial condition, results of operations and our ability to pay dividends, if any.

        For additional information on these and other environmental requirements, you should carefully review the information contained in "Business—Environmental and Other Regulations."

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

        The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

        A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels does not maintain its class or fails any Annual Survey, Intermediate Survey or Special Survey, the vessel will be unable to trade between ports and will be unemployable. Moreover, as a result, we could be in violation of certain covenants in our loan agreements, all of which would negatively impact our revenues and liquidity.

        The operation of our vessels is affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners and ship managers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could cause us to default on a charter, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

        A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter hire rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends, if any.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

        International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs, duties, fines and other penalties against us.

        It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends, if any.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

        As of the date of this prospectus, none of our vessels has called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria; however our vessels may call on ports or operate in these countries from time to time in the future on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (or CISADA), which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

        Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Alternatively, in connection with the nature of chartering arrangements generally and despite our objections, there is the possibility that from time to time in the future, our charterers may direct our vessels to call in ports or operate in locations violative of sanctions. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Relating to Our Common Stock

Our sponsors will beneficially own a significant amount of our common stock, giving them substantial influence over our corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock will limit the influence of public shareholders.

        Upon completion of this offering, affiliates of each of Mr. Robertson and Riverstone will beneficially own approximately       % of our outstanding common stock (approximately      % if the underwriters exercise their over-allotment option in full). Due to our sponsors' significant ownership interest, they will have the ability to exert substantial influence over our board of directors and its policies. Our sponsors will be able to substantially influence the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our articles of incorporation or amended and restated bylaws (or bylaws) and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, take over or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Certain conflicts of interest may adversely affect us.

        Mr. Robertson is the beneficial owner of the controlling interest in the general partner of NRP, which owns and manages coal properties. Riverstone is a private equity firm specializing in the energy industry with economic interests in the coal sector. Mr. Robertson and Riverstone are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These other investments may create competing financial demands on the affiliates of our sponsors, give rise to potential conflicts of interest and require efforts consistent with applicable law to keep the other businesses separate from our operations. Mr. Robertson, Riverstone and their affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our sponsors continue to own a significant amount of our equity, they will continue to be able to strongly influence or effectively control our decisions.

If we do not implement all required accounting practices and policies we may be unable to provide the required financial information in a timely and reliable manner.

        Prior to this offering, as a privately-held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies may limit our ability to obtain financing, either in the public capital markets or from private sources, and thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies may result in failure to meet the requirements for continued quotation of our common stock on the NYSE, which would adversely affect the liquidity of our common stock.

The price of our common stock may be volatile following completion of this offering.

        The price of our common stock after this offering may be volatile and may fluctuate due to factors such as:

  •
  actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

  •
  mergers and strategic alliances in the dry bulk shipping industry;

  •
  market conditions in the dry bulk shipping industry;

  •
  changes in government regulation;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors; and

  •
  the general state of the securities market.

        The dry bulk shipping industry has been highly unpredictable and volatile. The market for common stock of companies in this industry may be equally volatile.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" as described under "Prospectus Summary—Emerging Growth Company Status." We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        For as long as we are an "emerging growth company" under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See "Prospectus Summary—Emerging Growth Company Status." Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to management's assessment of the effectiveness of our system of internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may have additional costs based upon, and may need to devote significant resources toward, our obligations as a public company.

        The obligations associated with being a public company will require significant resources and management attention. As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (or the Exchange Act) and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative costs and a diversion of management's time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and ability to pay dividends, if any, could be adversely affected.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of corporations incorporated in the Marshall Islands may differ from the rights of shareholders of corporations incorporated in the United States. While the BCA provides that it is to be applied and construed to make the BCA, with respect to its subject matter, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area. For more information with respect to how shareholder rights under Marshall Islands law compares to shareholder rights under Delaware laws, please read "Certain Marshall Islands Company Considerations."

Because we are incorporated under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

        We are incorporated under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. Certain of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries' assets and a substantial portion of the assets of certain of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers. For more information regarding the relevant laws of the Marshall Islands, see "Service of Process and Enforcement of Civil Liabilities."

We are subject to Marshall Islands law, which lacks a bankruptcy statute or general statutory mechanism for insolvency proceedings.

        We are a Marshall Islands corporation and certain of our subsidiaries are incorporated under the laws of the Marshall Islands, and we have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that we would be eligible to seek relief from our creditors' claims, or to reorganize our business, under the U.S. bankruptcy laws, or that courts in other countries that assert jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction over us, if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and from reorganizing our business and protecting our assets from creditors and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

The shares of our common stock that investors purchase in this offering will experience immediate and substantial dilution.

        The initial public offering price of our common stock will be substantially higher than the tangible book value per share of our outstanding common stock. Purchasers of our common stock in this offering will incur dilution of approximately $            per share (based on an assumed initial public offering price of $            per share) in the net tangible book value of their purchased shares. The common stock owned by our existing shareholder will receive a material increase in the net tangible book value per share. Shareholders may experience additional dilution if we issue common stock in the future. As a result of this dilution, shareholders may receive significantly less than the full purchase price they paid for the shares in the event of a liquidation. Please read "Dilution."

Because our common stock has never been publicly traded, a trading market may not develop for our common stock and shareholders may not be able to sell their stock.

        Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

Future sales of our common stock could cause the market price of our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

        We intend to issue additional shares of our common stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Immediately after this offering, our existing shareholder will own                        shares, or approximately        %, of our outstanding common stock (approximately        % if the underwriters exercise their over-allotment option in full). These shares will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of the lock-up agreement between our existing stockholder and the underwriters. The representatives of the underwriters may release our existing stockholder from its lockup agreement with the underwriters at any time, which would allow for earlier sales of stock in the public market.

        We and Quintana Shipping Investors LLC expect to enter into a registration rights agreement pursuant to which Quintana Shipping Investors LLC, and, following its liquidation, affiliates of Mr. Robertson and Riverstone and certain of their transferees, and have the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register under the Securities Act of 1933, as amended, or the Securities Act, shares of our common stock held by them. Under the registration rights agreement, these persons will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such shares under the Securities Act, except for shares purchased by affiliates, would result in such shares becoming freely tradable upon their sale without restriction under the Securities Act. In addition, shares not registered pursuant to the registration rights agreement may, subject to the lock-up agreements described above, be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 under the Securities Act. We refer you to the sections of this prospectus entitled "Related Party Transactions—Registration Rights," "Shares Eligible for Future Sale" and "Underwriting" for further information regarding the circumstances under which additional shares of our common stock may be sold.

Provisions in our articles of incorporation and bylaws may discourage a takeover attempt even if doing so might be beneficial to our shareholders.

        Provisions contained in our articles of incorporation and bylaws could impose impediments to the ability of a third party to acquire us even if a change of control would be beneficial to our existing shareholders. Provisions of our articles of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our articles of incorporation authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Our articles of incorporation also include provisions:

  •
  authorizing vacancies on our board of directors to be filled only by the affirmative vote of a majority of our remaining directors;

  •
  prohibiting cumulative voting; and

  •
  establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

These provisions may have the effect of delaying or deterring a change of control of our company, and could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock."

Tax Risks

        In addition to the following risk factors, you should read "Business—Taxation of the Company," "Material U.S. Federal Income Tax Considerations" and "Non-United States Tax Consequences" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of shares of our common stock.

We may be subject to taxes.

        We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate. In computing our tax obligation in these jurisdictions, we may be required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. Upon review of these positions the applicable authorities may disagree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

U.S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S. shareholders.

        A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes for any taxable year in which at least 75.0% of its gross income consists of "passive income" or at least 50.0% of the average value of its assets (based on the average of the values at the end of each quarter) produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests income derived from the performance of services does not constitute "passive income." In addition, a non-U.S. corporation will be deemed for purposes of these tests to own its proportionate share of the assets and to receive directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% of the value of the stock. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, certain distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

        Based on our current and projected method of operation, and on an opinion of our U.S. counsel, Vinson & Elkins L.L.P., we believe that we will not be a PFIC for current taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for the current or any future year. This opinion is based, and its accuracy is conditioned, on representations, valuations and projections provided by us regarding our assets, income and charters. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

        Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or IRS, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur.

        In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. federal income tax consequences. Please read "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more detailed discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of our common stock in this offering of $       million, or $       million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $      per share, the mid-point of the range set forth on the cover of this prospectus. We intend to use approximately $       million of the net proceeds from this offering to fund the remaining equity portion of the aggregate amount due under our shipbuilding contracts. We expect to use the remainder for general corporate purposes, including to repay indebtedness or to fund working capital or potential vessel acquisitions.

        We expect to fund the remaining $       million due under our shipbuilding contracts under our existing pre-delivery credit facilities.

DIVIDEND POLICY

        We currently intend to pay our shareholders quarterly dividends of $            per share, or $            per share per year. We expect to pay an initial dividend in the first full quarter following completion of this offering of $            per share.

        Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments, if any, will be dependent upon our cash flow from operations, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our secured credit facilities, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors.

        The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and our ability to pay dividends, if any, will be subject to the restrictions in our credit facilities and the provisions of the laws of the Republic of the Marshall Islands. Our ability to pay dividends, if any, may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to pay dividends to us in order to satisfy our financial obligations and to make dividend payments. See "Risk Factors" for a discussion of the factors that may affect our ability to pay dividends, if any.

 CAPITALIZATION

        The following table shows our capitalization as of December 31, 2013, on an:

  •
  actual basis, after giving effect to the            -for-1 stock split that we will effect as a stock dividend immediately prior to the effectiveness of our registration statement related to our initial public offering;

  •
  as adjusted basis giving effect to our acquisition of the Q Deb, our incurrence of $19.5 million in borrowings and our repayment of $4.7 million under the associated pre-delivery credit facility, our repayment of $2.3 million under the credit facilities related to our other vessels and a drawdown of $4.9 million under these credit facilities to fund payments due under our newbuilding contracts; and

  •
  as further adjusted basis giving effect to this offering at an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus.

        This table is derived from, and should be read together with, the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2013
	Actual		As adjusted		As further adjusted
	(Dollars in thousands)
Debt:
Senior secured bank debt		$158,659		$176,009	$
Total debt		$158,659		$176,009	$
Shareholders' equity:
Common stock at $.01 par value, actual— shares authorized, issued and outstanding; as adjusted— shares authorized and shares issued and outstanding	$		$		$
Additional paid-in capital(1)		192,261		216,315
Accumulated deficit		(7,972)		(7,972)
Total shareholders' equity		184,289		208,343
Total capitalization		$342,948		$384,352	$

(1)
Additional paid-in capital in the "as adjusted" column also gives effect to approximately $24.1 million of capital contributions from our shareholder since January 1, 2014.

 DILUTION

        After giving effect to the            -for-1 stock split that we will effect as a stock dividend immediately prior to the effectiveness of the Company's registration statement related to its initial public offering and the sale of shares of common stock in this offering at an assumed offering price of $             per share, our pro forma net tangible book value at December 31, 2013, would have been $             million, or $            per share. This represents an immediate dilution of net tangible book value of $            per share to investors in this offering. The following table illustrates the pro forma as adjusted per share dilution to new investors who purchase common stock in this offering:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at December 31, 2013	$	$
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors

        Net tangible book value per share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares outstanding. Dilution is determined by subtracting the net tangible book value per share after this offering from the assumed initial public offering price per share.

        The following table summarizes, as of December 31, 2013, on the basis described above, the differences between the number of shares issued as a result of this offering, the total amount paid by our existing shareholder and the average price per share to be paid by investors in this offering, based upon an assumed initial public offering price of $            per share.

	Pro Forma Shares Outstanding		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholder
New investors
Total		100%		100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would not affect our net tangible book value, would increase (decrease) the pro forma net tangible book value per share as adjusted by $            per share and would decrease (increase) the dilution per share to new investors in this offering by $            per share, assuming no exercise of the underwriters' option to purchase additional shares of our common stock and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table shows our selected consolidated financial and operating data. We have derived the selected consolidated financial data as of and for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period.

        Our historical financial statements are prepared in accordance with US GAAP. The selected consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013
	(In thousands except per share and fleet data)
Consolidated Income Statement Data:
Revenues, net	$29,112	$31,014
Expenses:
Voyage expenses	176	92
Vessel operating expenses	10,112	11,762
General and administrative expenses	4,821	5,579
Depreciation	9,831	10,817
Other operating income	(125)	(135)

Operating income	$4,297	$2,899

Other income (expense)
Interest and finance costs, net	(4,825)	(4,412)
Loss on derivative instruments	(1,443)	(164)
Foreign exchange loss, net	(40)	(24)
Net loss before income taxes	$(2,011)	$(1,701)
US source income taxes	(32)	(74)

Net loss	$(2,043)	$(1,775)

Loss per share—basic and diluted	$(4,086)	$(3,551)
Adjusted EBITDA(1)	$14,128	$13,716
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$3,235	$3,736
Current assets	4,728	6,352
Total assets	296,591	348,523
Current liabilities	16,491	29,741
Total liabilities	143,863	164,234
Shareholders' equity	152,728	184,289
Fleet Data:
Weighted average number of vessels(2)	6.2	7.1
Ownership days(3)	2,272	2,590
Available days(4)	2,272	2,590
Operating days(5)	2,268	2,589
Fleet utilization(6)	99.8%	99.9%

	Year Ended December 31,
	2012	2013
	(In thousands except per share and fleet data)
Average daily results:
Daily time charter equivalent rate(7)	$12,758	$11,942
Daily vessel operating expenses(8)	$4,451	$4,541

(1)
Adjusted EBITDA represents net loss before interest and finance cost, net, income taxes, depreciation, loss on derivative instruments and foreign exchange gains and losses. Adjusted EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.

  Adjusted EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not recognize the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

  •
  Adjusted EBITDA ignores changes in, or cash requirements for, our working capital needs; and

  •
  other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

  Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

  The following table sets forth a reconciliation of net income to Adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2012	2013
	(in thousands)
Net loss	$(2,043)	$(1,775)
Interest and finance cost, net	4,825	4,412
US source income taxes	32	74
Depreciation	9,831	10,817
Loss on derivative instruments	1,443	164
Foreign exchange loss	40	24
Adjusted EBITDA	$14,128	$13,716
(2)
We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.

(3)
We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.

(4)
We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(5)
We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

(6)
We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(7)
Time charter equivalent rate, or "TCE rate," is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., time charters and voyage charters) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide revenue (net of voyage expenses) by operating days for the relevant time period.

(8)
Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days for chartered-in vessels) for the relevant time period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and the notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section titled "Risk Factors" and elsewhere in this prospectus.

Overview

        We are an international provider of maritime shipping transportation services through the ownership and operation of our fleet of modern dry bulk vessels. Our vessels carry dry bulk commodities such as iron ore, coal, grains, bauxite, fertilizers and steel products along worldwide shipping routes. As of the date of this prospectus, all of our vessels are on time charters to large charterers. We have in the past and plan to continue to balance our mix of short-, medium- and long-term time charters and spot market charters in order to permit us to benefit from rising charter rates while allowing us to maintain predictable operating cash flows. While we do not currently have spot market exposure, any future exposure will subject our fleet to spot market downside if, and to the extent that, market rates decrease. We provide efficient and reliable service with a focus on safety and respect for the environment.

        We currently own and operate a modern fleet of nine dry bulk carriers in the water, including four Kamsarmax class vessels, two Capesize class vessels, one Panamax class vessel and two Post-Panamax vessels, with an average age of 2.5 years and an aggregate purchase price of approximately $348.8 million. These vessels were financed in part by loan facilities with an aggregate original principal amount of approximately $184.4 million. At the time of purchase, vessels in our current fleet had an average leverage ratio of 53%, which is comparable to the leverage ratio we plan to target in financing future newbuilds. In addition, we have entered into shipbuilding contracts for four additional Capesize vessels and one additional Post-Panamax vessel, all of which are scheduled to be delivered by the third quarter of 2015, for an aggregate purchase price of approximately $230.5 million. Upon the delivery of the fifth newbuilding in the third quarter of 2015, we will have 14 vessels in the water, representing almost 1.76 million dwt in the aggregate and having an average age of 2.7 years.

Development of Our Fleet

        We were incorporated in the Republic of the Marshall Islands on October 26, 2010. The vessels in our current fleet have been or will be acquired from unaffiliated third parties as follows:

Vessel	Built	Type	Dwt	Shipyard (Country)(1)	Purchase Price
Q Jake	June 2011	Kamsarmax	82,188	Tsuneishi (Japan)	$42,000,000
Q Arion	September 2011	Kamsarmax	82,188	Tsuneishi (Japan)	39,238,500
Q Ioanari	September 2011	Kamsarmax	81,526	Hyundai Mipo (Korea)	39,750,000
Q Myrtalia	October 2011	Capesize	177,979	SWS (China)	49,995,000
Q Gayle	November 2011	Capesize	206,565	Universal (Japan)	57,000,000
Q Keen	April 2012	Kamsarmax	81,586	Hyundai Mipo (Korea)	33,750,000
Q Shea	April 2007	Panamax	76,939	Namura (Japan)	23,900,000
Q Sue	November 2013	Post-Panamax	84,943	Sasebo (Japan)	31,600,000
Q Deb	January 2014	Post-Panamax	84,943	Sasebo (Japan)	31,600,000

					$348,833,500

Vessel	Expected Vessel Delivery Date	Type	Dwt	Shipyard (Country)	Purchase Price
Hull S-2525 (TBN Q Kaki)	September 2014	Capesize	180,560	Imabari (Japan)	$50,900,000
Hull S-2526 (TBN Q Houston)	October 2014	Capesize	180,560	Imabari (Japan)	51,000,000
Hull S-1194 (TBN Q Anastasia)	November 2014	Capesize	180,000	Sungdong (Korea)	47,000,000
Hull S-1195 (TBN Q Amreen)	February 2015	Capesize	180,000	Sungdong (Korea)	47,000,000
Hull S-833 (TBN Q Kennedy)	August 2015	Post-Panamax	84,700	Sasebo (Japan)	34,624,100

					$230,524,100

(1)
Abbreviations are as follows: Universal—Universal Shipbuilding Corporation; SWS—Shanghai Waigaoqiao Shipbuilding Co., Ltd.; Tsuneishi—Tsuneishi Shipbuilding Co., LTD.; Hyundai Mipo—Hyundai Mipo Dockyard Co., Ltd.; Namura—Namura Shipbuilding Co., Ltd.

Charters

        We generate revenues by charging customers for the transportation of dry bulk cargo using our vessels. All of the vessels in our operating fleet are employed under time charters to large charterers, including commodity end users such as Cargill, Glencore, Vitol and Swissmarine. We expect that the newbuilding vessels that we have agreed to purchase will be employed under time charters upon their delivery to us.

        A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers but the vessel owner pays the vessel operating expenses. In the case of a spot or voyage charter, the vessel owner pays both the voyage expenses such as bunkers (fuel), port fees and canal charges (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Vessels operating in the spot market generate revenues that are less predictable than time charter revenues but may be able to capture increased profit margins during periods of improvements in dry bulk rates. However, vessel owners are exposed to the risk of declining dry bulk rates when operating in the spot market, which may have a materially adverse impact on their financial performance.

        See "Business—Our Customers."

Factors Affecting our Results of Operations

        We believe that certain factors have affected, and will continue to affect, our results of operations. These factors include:

  •
  the number of vessels in our fleet;

  •
  the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

  •
  our ability to maintain good relationships with our five existing customers and to increase the number of our customer relationships;

  •
  demand for dry bulk shipping services;

  •
  our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

  •
  the effective and efficient technical management of our vessels;

  •
  economic, regulatory, political and governmental conditions that affect the dry bulk shipping industry;

  •
  mark-to-market charges in interest rate swaps and foreign currency derivatives;

  •
  foreign currency exchange gains and losses;

  •
  our access to capital required to acquire additional vessels and/or to implement our business strategy;

  •
  crewing costs; and

  •
  our level of debt and the related interest expense and amortization of principal.

        Please read "Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

        We use a variety of financial and operational terms and concepts in the evaluation of our business and operations. These include the following:

  •
  Revenue, net.  Our revenue is derived mainly from time charters. Our revenue will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

  •
  the duration of our charters;

    •
    our decisions relating to vessel acquisitions and disposals;

    •
    the amount of time that we spend positioning our vessels;

    •
    the amount of time that our vessels spend in dry-dock undergoing repairs;

    •
    the amount of time that our vessels spend in connection with maintenance and upgrade work;

    •
    the age, condition and specifications of our vessels;

    •
    levels of supply and demand in the dry bulk shipping industry; and

    •
    other factors affecting charter hire rates for dry bulk carriers.

  •
  Revenue is presented net of address and brokerage commissions, which are costs remitted to either the shipping brokers or charterers for placing business with our vessels and are calculated as a percentage of chartering income. As is common in the dry bulk shipping industry, we typically pay address and brokerage commissions totaling 5% of the total daily charter hire rate of each charter.

  •
  Voyage expenses.  When we employ our vessels on spot or voyage charters we will incur expenses that include port and canal charges and bunker expenses. We expect that port and canal charges and bunker expenses will represent a relatively small portion of our vessels' overall expenses because our vessels are expected to be employed principally under time charters that require the charterer to bear all of those expenses.

  •
  Vessel operating expenses.  Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses have increased and will continue to increase with the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

  •
  General and administrative expenses.  General and administrative expenses principally consist of the costs incurred in operating our office in Kifissia, Greece, such as the salaries and other related costs of the executive officers and the members of our board of directors and other employees, our office rents and utilities, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses/corporate overhead. We expect general and administrative expenses to increase as a result of this offering, the costs associated with being a public company and the enlargement of our fleet.

  •
  Depreciation.  Depreciation is computed using the straight-line method over a vessel's estimated remaining useful life, after considering its estimated salvage value. A vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $250 per lightweight ton. Management estimates the useful lives of our vessels from the date of initial delivery from the shipyard to be 25 years. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

  •
  Drydocking.  Dry-docking and survey costs are expensed in the period incurred and are disclosed separately on the consolidated statements of operations.

  •
  Interest and financing costs.  We incur interest expense and financing costs relating to our outstanding debt. As of December 31, 2013, our outstanding debt amounted to $158.7 million and we expect to incur additional debt to finance part of the cost of our vessels currently under construction. We may incur additional debt to finance future acquisitions or constructions. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Interest and financing costs includes interest expense on loans, amortization of deferred financing fees and loan commitment fees. Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

  •
  Loss on derivative instruments.  We enter into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to our variable interest rate loans. These interest rate swap transactions fix the interest rates under our debt obligations based on predetermined ranges in current U.S. Dollar LIBOR. Our interest rate swaps did not qualify for hedge accounting. We mark to market the fair market value of the interest rate swaps at the end of every period and accordingly record the resulting unrealized loss/gain during the period in the consolidated statement of operations.

  •
  Foreign exchange gain, net.  The functional currency of each of the entities in the consolidated group is the US Dollar. The asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate ruling at the balance sheet date and any gains or losses are included in the consolidated statement of operations.

  •
  Income tax.  Under the law of the Marshall Islands, the country of the Company's incorporation, the Company is not subject to income taxes so long as it and its controlled affiliates are not resident or otherwise conducting business or operations in the Marshall Islands. The Company however, is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto (or Shipping Income), unless exempt from the United States federal income taxation. See "Tax Considerations."

  •
  Ownership days.  We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

  •
  Available days.  We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

  •
  Operating days.  We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason not otherwise excluded in the calculation of available days, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

  •
  Fleet utilization.  We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

  •
  TCE rates.  We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

  •
  Spot Charter Rates.  Spot charter hire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Factors Affecting Comparability

        You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

  •
  We have been and are significantly increasing our fleet size.  Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet:

  •
  Historical fleet size.    Our historical financial statements for the year ended December 31, 2011 reflect the results of operations of a weighted average fleet size of 2.5 vessels, with five vessels owned at year end. During 2012, we took delivery of the Q Keen and the Q Shea, bringing our total fleet size to seven by year end and resulting in a weighted average fleet size of 6.2 vessels for the year.

  •
  Future fleet size.    We have entered into agreements to acquire four additional Capesize newbuilds, which are expected to be delivered in late 2014 and early 2015. We have also entered into agreements to acquire an additional Post-Panamax newbuild, with delivery expected in October 2015. Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

  •
  We will incur additional general and administrative costs.  We will incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses.

  •
  We will have different financing arrangements.  Our financing arrangements currently in place may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing arrangements after the closing of this offering, and such arrangements may be on materially different terms than those contained in the agreements governing our current indebtedness.

Results of Operations

  Year ended December 31, 2012 compared to year ended December 31, 2013

	Year Ended December 31,
	2012	2013
	(in thousands)
Consolidated Income Statement Data:
Revenues, net	$29,112	$31,014
Expenses:
Voyage expenses	176	92
Vessel operating expenses	10,112	11,762
General and administrative expenses	4,821	5,579
Depreciation	9,831	10,817
Other operating income	(125)	(135)

Operating income	$4,297	$2,899

Other income (expense)
Interest and finance costs, net	(4,825)	(4,412)
Loss on derivative instruments	(1,443)	(164)
Foreign exchange loss, net	(40)	(24)
Net loss before income taxes	$(2,011)	$(1,701)
US source income taxes	(32)	(74)

Net loss	$(2,043)	$(1,775)

        Revenues, net.    Revenues, net increased by 6.5% to $31.0 million for the year ended December 31, 2013, from $29.1 million for the year ended December 31, 2012. This increase reflects primarily:

  •
  an increase in revenue of $2.0 million attributable to an increase in the weighted average number of vessels in our fleet by 0.9 or 14.5%, and a corresponding increase in vessel ownership days by 318 days, or 14%, for the year ended December 31, 2013, as compared to the year ended December 31, 2012;

  •
  offset by an increase in address and brokerage commissions to $1.6 million for the year ended December 31, 2013, compared to $1.5 million for the year ended December 31, 2012.

        The following table presents selected operating data for the years ended December 31, 2013 and 2012, which we believe are useful in understanding our revenues.

	Year Ended December 31,
	2012	2013
Fleet data
Weighted average number of vessels	6.2	7.1
Ownership days	2,272	2,590
Available days	2,272	2,590
Operating days	2,268	2,589
Fleet utilization	99.8%	99.9%
Average daily TCE	$12,758	$11,942

        As a result of vessel acquisitions and newbuilding deliveries, we increased our weighted average number of vessels from 6.2 to 7.1 during the year ended December 31, 2013, as compared to 2012. During the year ended December 31, 2013, we had 2,590 available days, an increase of 318 days when compared to the year ended December 31, 2012. This was due to the additional vessels that joined the fleet in the second half of 2012. Our fleet utilization for the year ended December 31, 2013 and December 31, 2012 was 99.9% and 99.8%, respectively.

        The average TCE rate for the year ended December 31, 2013, was approximately $11,942 per vessel per day, $816 per vessel per day lower than the average TCE rate of approximately $12,758 per vessel per day achieved in the year ended December 31, 2012. This was primarily due to the lower charter rates achieved for the Q Jake, Q Ioanari and Q Arion during 2012 when the vessels were rechartered.

        Vessel operating expenses.    Vessel operating expenses increased by 16.8% to $11.8 million for the year ended December 31, 2013, from $10.1 million for the year ended December 31, 2012. This increase was primarily due to our increased fleet size, operating days and minor inflationary increases. The major components of vessel operating expenses and their movements for the year ended December 31, 2013 are as follows: Crew cost increased by $1.1 million or 18.6% and spare parts and repairs increased by $0.4 million or 23.5%.

        General and administrative expense.    General and administrative expense increased by 16.6% to $5.6 million for the year ended December 31, 2013, from $4.8 million for the year ended December 31, 2012. This increase was primarily due to additional staff employed due to the increase in the size of the fleet.

        Depreciation.    Depreciation increased by 10.2% to $10.8 million for the year ended December 31, 2013, from $9.8 million for the year ended December 31, 2012. This increase was primarily due to an increase in our fleet size.

        Other operating income .    Other operating income is income derived from the cleaning of each of the vessel's holds after the cargoes have been discharged. Other operating income increased slighty to $0.14 million for the year ended December 31, 2013, from $0.13 million for the year ended December 31, 2012. This increase was primarily due to more holds cleaned as a result of more vessels in the fleet.

        Interest and finance costs, net.    Interest and finance costs, net decreased by 8.3% to $4.4 million for the year ended December 31, 2013, from $4.8 million for the year ended December 31, 2012. This decrease was primarily due to higher imputed interest expense in 2013 for the newbuilding vessels.

        Loss on derivative instruments.    Loss on derivative instruments decreased by 92.9% to $0.1 million for the year ended December 31, 2013, from $1.4 million for the year ended December 31, 2012. This change resulted from an unrealized gain of $1.5 million, representing a gain to record the change in the fair value of our interest rate swaps for 2013, and an increase in realized expenses of $0.2 million incurred from the interest rate swap settlements paid during the year.

Liquidity and Capital Resources

  Liquidity and Cash Needs

        We have historically financed our operations through cash flows from operations, borrowings and contributions from our shareholders. Our primary uses of funds have been capital expenditures for the construction and acquisition of vessels (including vessel pre-delivery expenses) and to finance our operations including vessel operating expenses, general and administrative costs and interest and finance costs.

        We currently have outstanding indebtedness of $176.0 million, of which $27.6 million is due during the next twelve months, and $188.5 million of contractual obligations related to our five newbuilding vessels, of which $135.6 million is due in the upcoming year. We have prefunded $42.0 million of the newbuilding payments. The remaining newbuilding payments are due $14.1 million in the second quarter of 2014,

$22.0 million in the third quarter of 2014, $99.5 million in the fourth quarter of 2014 and $52.9 million in 2015.

        As of December 31, 2013, we had a working capital deficit of $23.4 million, which includes the current borrowings referred to above, and $135.6 million of payments due related to the newbuilding contracts (as described above) due during the year ending December 31, 2014.

        We intend to continue to fund our cash flow requirements through cash flows from operations and borrowings under our pre-delivery credit facilities, coupled with either the net proceeds from this offering or contributions from our shareholders. In addition, to the extent that these sources of funds are not available or not adequate, we could take actions to reduce the amounts due, defer timing of the payment or raise additional funds. These potential actions include, but are not limited to, the sale of vessels, the deferral of payments on newbuild contracts or the sale of a newbuild contract. As these sources of financing are not legally committed and the actions we could take are not entirely within our control, it raises an uncertainty related to the ability to fund the obligations that come due within the next twelve months. This uncertainty raises a substantial doubt about our ability to continue as a going concern. However, we believe we will have adequate funding through the sources described above, and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months.

        We expect to finance the purchase price of any additional future acquisitions and our operations either through internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long term liquidity needs will be from cash from operations and/or debt or equity financings.

  Cash Flows

        The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Year ended December 31,
	2012	2013
	(in thousands)
Net cash provided by operating activities	$8,167	$8,954
Net cash used in investing activities	(50,320)	(59,923)
Net cash provided by financing activities	40,731	51,470
Net increase (decrease) in cash and cash equivalents	$(1,422)	$501

        Operating Cash Flows.    Net cash provided by operating activities for the year ended December 31, 2013, increased to $8.9 million from $8.2 million for the year ended December 31, 2012, an increase of $0.7 million. This increase was primarily due to the cash inflows related to the increase in operating activities and the favorable movements in working capital during the year ended December 31, 2013.

        Net cash flow from operating activities depends upon the timing and amount of vessel operating expenses, general and administrative expenses, foreign currency rates, changes in interest rates, fluctuations in working capital balances and movement in vessel charter rates.

        Investing Cash Flows.    Net cash used in investing activities of $59.9 million for the year ended December 31, 2013, primarily consists of payments made to the applicable shipyards for the construction of the Q Sue, Q Deb, Q Anastasia, Q Amreen, Q Houston and the Q Kaki. Net cash used in investing activities of $50.3 million for the year ended December 31, 2012, primarily consists of payments made to the applicable shipyards for the construction of the Q Keen, Q Sue and the Q Deb and payments for the purchase of the Q Shea.

        Financing Cash Flows.    Net cash provided by financing activities was $51.5 million for the year ended December 31, 2013, consisting primarily of $33.3 million in proceeds from shareholders capital contributions and $34.1 million in proceeds from secured term loan facilities, partially offset by $14.9 million in loan repayments and payments of deferred financing costs of $1.0 million. Net cash provided by financing activities was $40.7 million for the year ended December 31, 2012, consisting primarily of $15.0 million in proceeds from shareholders' capital contributions and $35.5 million in proceeds from secured term loan facilities, partially offset by $9.1 million in loan repayments and payments of deferred financing costs of $0.6 million.

Secured Loan Facilities

  June 2011 Post-Delivery Loan Facility

        On June 7, 2011 our subsidiaries Q Jake Shipping Ltd. and Q Ioanari Shipping Ltd. entered into a senior secured credit facility (or the June 2011 Post-Delivery Loan Facility) with ABN AMRO Bank N.V. (or ABN AMRO) to partly finance the acquisition of the Q Jake and the Q Ioanari. The credit facility was supplemented as of September 2, 2011 and June 14, 2012 by the addition of our subsidiaries Q A Maritime Ltd. (formerly known as Q Arion Shipping Ltd.) and Q Shea Shipping Ltd. (collectively with Q Jake Shipping Ltd. and Q Ioanari Shipping Ltd., the June 2011 Post-Delivery Borrowers) to provide financing for a portion of the purchase price of the Q Arion and the Q Shea respectively. The aggregate original principal amount of the loans under the June 2011 Post-Delivery Facility was $72,719,250, consisting of $25,200,000 under Tranche A, $15,900,000 under Tranche B, $19,619,250 under Tranche C. and $12,000,000 under Tranche D. As of December 31, 2013, the outstanding principal amount of the loans under the facility is $60,914,250, consisting of $20,700,000 under Tranche A, $13,290,000 under Tranche B, $16,424,250 under Tranche C. and $10,500,000 under Tranche D. The loans under this facility amortize, mature and bear interest as follows:

Tranche	Quarterly Amortization	Balloon Payment	Maturity Date	Interest Rate
Tranche A	$450,000	$14,400,000	June , 2017	3.78	%(1)
Tranche B	$290,000	$8,940,000	September , 2017	3.81	%(2)
Tranche C	$355,000	$11,099,250	September , 2017	3.88	%(3)
Tranche D	$250,000	$7,000,000	September , 2017	4.49	%(4)

(1)
Rate is calculated after accounting for hedging. The unhedged interest rate is LIBOR plus 3.1% per annum.

(2)
Rate is calculated after accounting for hedging. The unhedged interest rate is LIBOR plus 3.1% per annum.

(3)
Rate is calculated after accounting for hedging. The unhedged interest rate is LIBOR plus 3.1% per annum.

(4)
Rate is calculated after accounting for hedging. The unhedged interest rate is LIBOR plus 3.75% per annum.

        Subject to certain exceptions, overdue amounts generally bear interest at LIBOR plus 5.75% per annum. The loans under the June 2011 Post-Delivery Loan Facility may be voluntarily prepaid on the last day of any LIBOR interest period. Any such prepayment shall not be subject to a prepayment fee.

        The credit facility includes the following financial covenants:

  •
  The market value of the collateral vessels must be at least 140% of the outstanding loan amount and swap exposure.

  •
  We must maintain minimum liquidity of $500,000 per vessel owned by us and our subsidiaries.

  •
  We must maintain a consolidated leverage ratio of 65% or less (calculated as aggregate consolidated total liabilities less cash to aggregate consolidated market value adjusted total assets less cash).

  •
  Our ratio of EBITDA to gross interest expense for the trailing four quarters shall not be lower than 2.5:1.

        The June 2011 Post-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, the June 2011 Post-Delivery Borrowers' ability to, among other things, (i) merge or demerge, (ii) acquire or dispose of assets, (iii) incur financial indebtedness or other liabilities, (iv) pay dividends or other restricted payments, (v) create liens, (vi) make any loans to any person, (vii) enter into new lines of business, (viii) form subsidiaries, (ix) amend their constitutional documents, (x) issue equity, and (xi) operate their vessels other than in an agreed manner. Additionally, the June 2011 Post-Delivery Borrowers are required to procure that ABN AMRO be appointed as an underwriter in connection with any initial public offering by us.

        The obligations under the June 2011 Post-Delivery Loan Facility are guaranteed by us, which guarantee contains a number of restrictive covenants that limit, with certain exceptions, our ability to, among other things, (i) merge or demerge, (ii) dispose of assets, (iii) incur non-ordinary course obligations, (iv) pay dividends or other restricted payments, (v) make any loans to any person, (vi) enter into new lines of business, (vii) change our beneficial ownership or (viii) amend our constitutional documents.

        The obligations under the June 2011 Post-Delivery Loan Facility are secured by, among other things, liens on the equity interests of the June 2011 Post-Delivery Borrowers, liens on the Q Jake, Q Ioanari, Q Arion and Q Shea and the earnings, earnings accounts, charterparties, insurance and requisition compensation relating thereto and assignments of the hedging arrangements between the June 2011 Post-Delivery Borrowers and ABN AMRO in connection with the June 2011 Post-Delivery Loan Facility.

  November 2011 Post-Delivery Loan Facility

        On November 28, 2011 our subsidiaries Q Gayle Shipping Ltd. and Q Myrtalia Shipping Ltd. (or the November 2011 Post-Delivery Borrowers) entered into a senior secured credit facility (or the November 2011 Post-Delivery Loan Facility) with DVB to partly finance the acquisition of the Q Gayle and the Q Myrtalia. The original principal amount of the loans under the November 2011 Post-Delivery Loan Facility was $54,000,000, consisting of a $29,000,000 advance in connection with the acquisition of the Q Gayle and a $25,000,000 advance in connection with the acquisition of the Q Myrtalia. As of December 31, 2013, the outstanding principal amount of the loans under the November 2011 Post-Delivery Loan Facility was $46,800,000, consisting of $21,666,672 under Tranche A and $25,133,328 under Tranche B. Accounting for hedging, the loans bear interest at a rate of 4.16% per annum. The unhedged interest rate is LIBOR plus 3.20% per annum. Overdue amounts bear interest at an additional 2.00% per annum.

        The loans amortize at $900,000 per quarter, with a balloon payment of $32,400,000 due at maturity in November 2017. The loans under the November 2011 Post-Delivery Loan Facility may be voluntarily prepaid on the last day of any LIBOR interest period. Any such prepayment shall be subject to a prepayment fee equal to 1.00%; provided, that no such prepayment shall be due if such prepayment is the result of any refinancing in which DVB is a lender.

        The credit facility includes the following financial covenants:

  •
  The market value of the collateral vessels must be at least 130% of the sum of (i) the outstanding loan amount and (ii) the related swap exposure.

  •
  Each November 2011 Post-Delivery Borrower must maintain minimum liquidity of $750,000.

  •
  We must maintain minimum liquidity of $500,000 per vessel (other than the Q Myrtalia and Q Gayle for each of which $750,000 is required) owned by us and our subsidiaries.

  •
  We must maintain a consolidated leverage ratio of 75% or less (calculated as consolidated total liabilities to consolidated market value adjusted total assets).

  •
  We must maintain a Minimum Net Worth of $40,000,000.

  •
  Our ratio of EBITDA to net interest expense for the trailing four quarters shall not be lower than 2.5:1.

        The November 2011 Post-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, the November 2011 Post-Delivery Borrowers' ability to, among other things, (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness or other liabilities, (iv) pay dividends or other restricted payments, (v) create liens, (vi) make any investments in any person, (vii) enter into new lines of business, (viii) enter into transactions with affiliates, (ix) amend their constitutional documents, (x) issue equity, and (xi) operate their vessels other than in an agreed manner. Additionally, it will be an event of default under the November 2011 Post-Delivery Loan Facility if Mr. Corbin Robertson ceases to be a member of our board of directors other than by reason of his death or incapacity, in which case he must be replaced within 30 days by a director acceptable to DVB.

        The obligations under the November 2011 Post-Delivery Loan Facility are guaranteed by the us, which guarantee contains a number of restrictive covenants that limit, with certain exceptions, our ability to, among other things, (i) merge or demerge, (ii) dispose of assets, (iii) pay dividends or other restricted payments, (iv) create liens, (v) make any investments in any person, (vi) enter into new lines of business, (vii) enter into transactions with affiliates, (viii) amend our constitutional documents and (ix) issue equity.

        The obligations under the November 2011 Post-Delivery Loan Facility are secured by, among other things, liens on the equity interests of the November 2011 Post-Delivery Borrowers, liens on the Q Gayle and Q Myrtalia and the earnings, earnings accounts, charterparties, insurance and requisition compensation relating thereto and assignments of the hedging arrangements between the November 2011 Post-Delivery Borrowers and DVB in connection with the November 2011 Post-Delivery Loan Facility.

  April 2012 Post-Delivery Loan Facility

        On April 24, 2012 our subsidiary Q Keen Shipping Ltd. (or the April 2012 Post-Delivery Borrower) entered into a $20,000,000 senior secured credit facility with DVB to partly finance the acquisition of the Q Keen (or the April 2012 Post-Delivery Loan Facility). The original principal amount of the loan under the facility was $18,720,000, with the remainder of the commitment being cancelled. As of December 31, 2013, the outstanding principal amount of the loans under the facility was $16,824,600. Accounting for hedging, the loan bears interest at a rate of 4.13% per annum. The unhedged interest rate is LIBOR plus 3.35% per annum. Overdue amounts bear interest at an additional 2.00% per annum.

        The loan amortizes at $315,900 per quarter, with a balloon payment of $11,138,400 due at maturity in April 2018. The loans under the April 2012 Post-Delivery Loan Facility may be voluntarily prepaid on the last day of any LIBOR interest period. Prior to the second anniversary of the April 2012 Post-Delivery Loan Facility, any such prepayment shall be subject to a 1.00% prepayment fee; provided, that no such prepayment shall be due if such prepayment is the result of any refinancing in which DVB is a lender.

        The credit facility includes the following financial covenants:

  •
  The market value of the collateral vessels must be at least 120%/130% of the outstanding loan amount, increasing to 130% on April 30, 2014.

  •
  Minimum liquidity of $500,000 for the April 2012 Post-Delivery borrower.

  •
  Minimum liquidity of $500,000 per vessel (other than the Q Myrtalia and Q Gayle for each of which $750,000 is required) owned by us and our subsidiaries.

  •
  We must maintain a consolidated leverage ratio of 75% or less (calculated as consolidated total liabilities to consolidated market value adjusted total assets).

  •
  We must maintain a Minimum Net Worth of $40,000,000.

  •
  Our ratio of EBITDA to net interest expense for the trailing four quarters shall not be lower than 2.5:1.

        The April 2012 Post-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, the April 2012 Post-Delivery Borrower's ability to, among other things, (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness or other liabilities, (iv) pay dividends or other restricted payments, (v) create liens, (vi) make any investments in any person, (vii) enter into new lines of business, (viii) enter into transactions with affiliates, (ix) amend its constitutional documents, (x) issue equity, and (xi) operate its vessel other than in an agreed manner. Additionally, it will be an event of default under the April 2012 Post-Delivery Loan Facility if Mr. Corbin Robertson ceases to be a member of our board of directors other than by reason of his death or incapacity, in which case he must be replaced within 30 days by a director acceptable to DVB.

        The obligations under the April 2012 Post-Delivery Loan Facility are guaranteed by us, which guarantee contains a number of restrictive covenants that limit, with certain exceptions, our ability to, among other things, (i) merge or demerge, (ii) dispose of assets, (iii) pay dividends or other restricted payments, (iv) create liens, (v) make any investments in any person, (vi) enter into new lines of business, (vii) enter into transactions with affiliates, (viii) amend our constitutional documents and (ix) issue equity.

        The obligations under the April 2012 Post-Delivery Loan Facility are secured by, among other things, liens on the equity interests of the April 2012 Post-Delivery Borrower, liens on the Q Keen and the earnings, earnings accounts, charterparties, insurance and requisition compensation relating thereto and assignments of the hedging arrangements between the April 2012 Post-Delivery Borrower and DVB in connection with the April 2012 Post-Delivery Loan Facility.

  October 2012 Pre-Delivery Loan Facility

        On October 23, 2012 our subsidiaries Q Sue Shipping Ltd. and Q Deb Shipping Ltd. (or the October 2012 Pre-Delivery Borrowers) entered into a $9,480,000 senior secured credit facility with ABN AMRO to finance a portion of the pre-delivery construction costs of the Q Sue and the Q Deb (or the October 2012 Pre-Delivery Loan Facility). As of December 31, 2013, the outstanding principal amount of the loans under the facility was $4,740,000 and there were no remaining undrawn commitments. The loans bear interest at a rate of LIBOR plus 7.5% per annum. Overdue amounts bear interest at an additional 2.00% per annum. Undrawn commitments bear a fee of 2.0% per annum, payable quarterly in arrears.

        The loans under this facility mature upon the earlier of the delivery the applicable vessel or February 28, 2014. The loans under the October 2012 Pre-Delivery Loan Facility may be voluntarily prepaid on interest payment date. Any such prepayment made in connection with a refinancing shall be subject to a prepayment fee equal to 3.00%; provided, that no such prepayment shall be due if such prepayment is the result of any refinancing in which ABN AMRO is a lender.

        The credit facility includes the following financial covenants:

  •
  Minimum liquidity in a cash collateral account of $500,000 for each of the Q Jake, Q Ioanari, Q Arion and Q Shea.

  •
  We must maintain a consolidated leverage ratio of 65% or less (calculated as aggregate consolidated total liabilities less cash to aggregate consolidated market value adjusted total assets less cash).

  •
  Our ratio of EBITDA to gross interest expense for the trailing four quarters shall not be lower than 2.5:1.

        The October 2012 Pre-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, the October 2012 Pre-Delivery Borrowers' ability to, among other things, (i) merge or demerge, (ii) dispose of or acquire assets, (iii) incur indebtedness for borrowed money or other obligations, (iv) pay dividends or other restricted payments, (v) create liens, (vi) make loans or guarantees or enter into derivative transactions, (vii) enter into new lines of business, (viii) repay other indebtedness, (ix) amend its constitutional documents, (x) form subsidiaries, and (xi) change the manager of the October 2012 Pre-Delivery Borrowers' ships.

        The obligations under the October 2012 Pre-Delivery Loan Facility are guaranteed by us, which guarantee contains a number of restrictive covenants that limit, with certain exceptions, our ability to, among other things, (i) merge or demerge, (ii) dispose of assets, (iii) incur non-ordinary course obligations, (iv) pay dividends or other restricted payments, (v) make any loans to any person, (vi) enter into new lines of business, (vii) change our beneficial ownership or (viii) amend our constitutional documents. The June 2011 Post-Delivery Borrowers' guarantees of the October 2012 Pre-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, the June 2011 Post-Delivery Borrowers' ability to, among other things, (i) merge or demerge, (ii) dispose of or acquire assets, (iii) incur indebtedness for borrowed money or other obligations, (iv) pay dividends or other restricted payments, (v) create liens, (vi) make loans or guarantees, (vii) enter into new lines of business, (viii) repay other indebtedness, (ix) amend its constitutional documents, (x) form subsidiaries, (xi) change its beneficial ownership and (xii) change the manager of the June 2011 Post-Delivery Borrowers' ships.

        The obligations under the October 2012 Pre-Delivery Loan Facility are secured by, among other things, (i) first priority liens on the equity interests of the October 2012 Pre-Delivery Borrowers and on the construction contracts and related guarantees for the Q Sue and Q Deb and (ii) second priority liens on the Q Jake, Q Ioanari, Q Arion and Q Shea, the earnings, charterparties, insurance and requisition compensation relating thereto and a cash collateral account held by us.

  August 2013 Pre-Delivery Loan Facility

        On August 14, 2013 our subsidiaries, Q Amreen Shipping Ltd., Q Anastasia Shipping Ltd., Q Kaki Shipping Ltd. and Q Houston Ltd. (or the August 2013 Pre-Delivery Borrowers) entered into a $31,040,000 senior secured credit facility with ABN AMRO to finance a portion of the pre-delivery construction costs of the Q Amreen, Q Anastasia, Q Kaki and Q Houston (or the August 2013 Pre-Delivery Loan Facility). As of December 31, 2013, the outstanding principal amount of the loans under the facility was $9,880,000 and the remaining undrawn commitments were $21,160,000. The loans bear interest at a rate of LIBOR plus 6.5%. Overdue amounts bear interest at an additional 2.00% per annum. Undrawn commitments bear a fee of 1.75% per annum, payable quarterly in arrears.

        The loans under this facility mature upon the earlier of the delivery the applicable vessel or April 30, 2015. The loans under the August 2013 Pre-Delivery Loan Facility may be voluntarily prepaid on interest payment date. Any such prepayment made in connection with a refinancing shall be subject to a prepayment fee equal to 3.00%; provided, that no such prepayment shall be due if such prepayment is the result of any refinancing in which ABN AMRO is a lender.

        The credit facility includes the following financial covenants:

  •
  Minimum liquidity in a cash collateral account of $500,000 for each of the Q Jake, Q Ioanari, Q Arion and Q Shea.

  •
  We must maintain a consolidated leverage ratio of 65% or less (calculated as aggregate consolidated total liabilities less cash to aggregate consolidated market value adjusted total assets less cash).

  •
  Our ratio of EBITDA to gross interest expense for the trailing four quarters shall not be lower than 2.5:1

        The August 2013 Pre-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, the August 2013 Pre-Delivery Borrowers' ability to, among other things, (i) merge or demerge, (ii) dispose of or acquire assets, (iii) incur indebtedness for borrowed money or other obligations, (iv) pay dividends or other restricted payments, (v) create liens, (vi) make loans or guarantees or enter into derivative transactions, (vii) enter into new lines of business, (viii) repay other indebtedness, (ix) amend its constitutional documents, (x) form subsidiaries, and (xi) change the manager of the August 2013 Pre-Delivery Borrowers' ships. Additionally, the August 2013 Pre-Delivery Borrowers are required to procure that ABN AMRO be appointed as an underwriter in connection with any initial public offering by us.

        The obligations under the August 2013 Pre-Delivery Loan Facility are guaranteed by us, and the June 2011 Post-Delivery Borrowers. The guarantee of the August 2013 Pre-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, our ability to, among other things, (i) merge or demerge, (ii) dispose of assets, (iii) incur non-ordinary course obligations, (iv) pay dividends or other restricted payments, (v) make any loans to any person, (vi) enter into new lines of business, (vii) change our beneficial ownership or (viii) amend our constitutional documents. The guarantee of the August 2013 Pre-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, the June 2011 Post-Delivery Borrowers' ability to, among other things, (i) merge or demerge, (ii) dispose of or acquire assets, (iii) incur indebtedness for borrowed money or other obligations, (iv) pay dividends or other restricted payments, (v) create liens, (vi) make loans or guarantees, (vii) enter into new lines of business, (viii) repay other indebtedness, (ix) amend its constitutional documents, (x) form subsidiaries, (xi) change its beneficial ownership and (xii) change the manager of the June 2011 Post-Delivery Borrowers' ships.

        The obligations under the August 2013 Pre-Delivery Loan Facility are secured by, among other things, (i) first priority liens on the equity interests of the August 2013 Pre-Delivery Borrowers and on the construction contracts and related guarantees for the Q Amreen, Q Anastasia, Q Kaki and Q Houston and (ii) third priority liens on the Q Jake, Q Ioanari, Q Arion and Q Shea, the earnings, charterparties, insurance and requisition compensation relating thereto and a cash collateral account held by us.

  November 2013 Post-Delivery Loan Facility

        On November 21, 2013 our subsidiaries Q Deb Shipping Ltd. and Q Sue Shipping Ltd. (or the November 2013 Post-Delivery Borrowers) entered into a senior secured credit facility (or the November 2013 Post-Delivery Loan Facility) with Nordea Bank Finland Plc, London Branch (or Nordea) to refinance the October 2012 Pre-Delivery Loan Facility and to partly finance the acquisition of the Q Deb and the Q Sue. No prepayment fee was required to be paid in connection with the portion of the loans used to refinance the October 2012 Pre-Delivery Loan Facility, as the loans under the October 2012 Pre-Delivery Loan Facility matured (and were simultaneously refinanced) upon the delivery of each of the Q Deb and the Q Sue, respectively. The original principal amount of the loans under the November 2013 Post-Delivery Loan Facility was $39,000,000, consisting of two $19,500,000 advances in connection with the acquisition of each of the Q Deb and the Q Sue. As of December 31, 2013 the outstanding principal amount of the loans under the November 2013 Post-Delivery Loan Facility was $19,500,000 and the remaining undrawn commitments were $19,500,000. The unhedged interest rate is LIBOR plus 3% per annum. Overdue amounts bear interest at an additional 2.00% per annum.

        The loans amortize at $650,000 per quarter, with a balloon payment of $24,050,000 due at maturity in January 2020. The loans under the November 2013 Post-Delivery Loan Facility may be voluntarily prepaid on the last day of any LIBOR interest period or on any other date subject to payment of any applicable break costs.

        The credit facility includes the following financial covenants:

  •
  Minimum liquidity of $500,000 per vessel in our fleet.

  •
  We must maintain a consolidated leverage ratio of 70% or less (calculated as the ratio of total net debt to total market value adjusted assets).

  •
  We and the November 2013 Post-Delivery Borrowers must maintain an interest cover ratio and November 2013 Post-Delivery Borrowers (calculated as the ratio of EBITDA to Net Interest Expense for the foregoing twelve-month period):

  •
  ending on or before 31 December 2014, 2.0:1.0 or higher; and

  •
  ending after 31 December 2014, 2.5:1.0 or higher.

        The November 2013 Post-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, the November 2013 Post-Delivery Borrowers' ability to, among other things, (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness or other liabilities, (iv) pay dividends or other restricted payments, (v) create liens, (vi) make any investments in any person, (vii) change their line of business, (viii) enter into transactions with affiliates, (ix) issue equity, and (x) operate their vessels other than in an agreed manner.

        The obligations of the November 2013 Post-Delivery Borrowers under the November 2013 Post-Delivery Loan Facility are guaranteed by us. The November 2013 Post-Delivery Loan Facility contains a number of restrictive covenants that limit, with certain exceptions, our ability to, among other things, (i) dispose of assets, (ii) make any investments in any person, (iii) pay dividends or other restricted payments, (iv) create liens on the pledged collateral, (v) change our line of business, and (vi) incur financial indebtedness that is senior to the indebtedness under the November 2013 Post-Delivery Loan Facility.

        The obligations under the November 2013 Post-Delivery Loan Facility are secured by, among other things, liens on the equity interests of the November 2013 Post-Delivery Borrowers, liens on the Q Deb and Q Sue and the earnings, earnings accounts, charterparties, insurance and requisition compensation relating thereto and assignments of the hedging arrangements between the November 2013 Post-Delivery Borrowers and Nordea in connection with the November 2013 Post-Delivery Loan Facility.

Off-balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Contractual Obligations

        The following table sets forth our expected contractual obligations and their maturity dates as of December 31, 2013:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(Dollars in thousands)
Vessels under construction(1)	$175,029	$52,930	$—	$—	$227,959
Office lease	240	220	—	—	460
Long term debt	24,284	24,967	96,408	13,000	158,659
Interest payments(2)	6,080	8,867	3,097	616	18,660
Total	205,633	86,984	99,505	13,616	405,738

(1)
As of December 31, 2013, we had entered into shipbuilding agreements for six vessels for an aggregate purchase price of approximately $262.1 million, of which we had paid deposits on each of the six vessels amounting to approximately $34.2 million in the aggregate. In addition, in January 2014, we made payments to Sasebo amounting to approximately $22.1 million in the aggregate in respect of the Q Deb, which was delivered in January 2014.

  In February and March 2014, we made aggregate payments to the shipyards amounting to approximately $17.3 million in the aggregate in respect of our contracted newbuilding vessels. After giving effect to these payments, the remaining balance due under our shipbuilding contracts of approximately $188.5 million is due as follows: $135.6 million in 2014 and $52.9 million in 2015. We intend to use $       million of the net proceeds from this offering to fund the remaining equity portion of the purchase price of our newbuilding program, and we intend to fund the remainder through borrowings under our existing pre-delivery credit facilities.

(2)
Amounts shown reflect estimated interest payments we expect to make with respect to our long term debt obligations and interest rate swaps. The interest payments reflect the fixed LIBOR interest rate plus the relevant margin of the applicable credit agreement.

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 2 (Significant Accounting Policies) to the audited historical consolidated financial statements included elsewhere in this prospectus.

  Revenue recognition

        We generate our revenues from charterers for the charter hire of our vessels. Vessels are chartered under time charter, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Time charter revenues are recognized as earned on the straight-line basis over the term of the charter as service is provided. Expenses relating to our time charters are vessel operating expenses, which are paid by us and recognized as incurred. Vessel operating expenses that are paid by us include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense and other minor miscellaneous expenses. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents' fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

        Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Commissions (address and brokerage), regardless of charter type, are always paid by us, and are deducted from revenues to arrive at net revenues in the accompanying consolidated statements of operations. For vessels deployed in the spot market, if any, we recognize revenue on a discharge port to discharge port basis.

  Impairment of long-lived assets

        We review for impairment our long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The carrying value of our vessel may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of the newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in the dry bulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel's carrying value.

        The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimate daily time charter equivalent for the unfixed days (based on our company budgeted charter rate for the first 12 months and the most recent ten year historical average of similar size vessel for the period thereafter) over the remaining estimate useful life of the vessel, net of brokerage commissions, expected outflows for vessel's maintenance, vessel operating expenses, assuming an average annual inflation rate and management fees. The undiscounted cash flows incorporate various factors such as estimated annual inflation rate of 2.4%, estimated vessel utilization rates, estimated remaining lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard and estimated salvage value of the vessels at $250 per light-weight ton. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

        Our analysis of the impairment test performed for the year ended December 31, 2013, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 35%, 63% and 41% for the Kamsarmax, Capesize and Panamax dry bulk carriers respectively, on the time charter rates from the Company's base scenario, indicated no impairment on any of our vessels.

        No impairment loss was recorded for any of the periods presented.

  Vessel depreciation

        We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures, made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, expected to be approximately 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. Based on the current market and the types of vessels we plan to purchase, the residual values of our vessels are based upon a value of $250 per lightweight ton. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. If regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

Recent Accounting Pronouncements

        There are no recent accounting pronouncements that their adoption would have a material effect on the our consolidated financial statements in the current year or expected to have an impact on future years.

Qualitative and Quantitative Market Risk

        We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We currently and in the future expect to use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

  Interest Rates

        We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our margins, results of operations and our ability to repay debt. Lower interest rates lower the returns on cash investments. We regularly monitor our interest rate exposure and enter into swap arrangements to hedge our exposure where it is considered economically advantageous to do so. Our approach is to enter into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to our variable interest rate loans. These interest rate swap transactions fix the interest rates based on predetermined ranges in current U.S. Dollar LIBOR rates as the bank effects floating-rate payments to us for the relevant amount based on the three-month U.S. Dollar LIBOR and we effect quarterly payments to the bank on the relevant amounts at the respective fixed rates. As of December 31, 2012 and 2013 our outstanding interest rate swaps had a combined notional amount of $134,782,450 and $163,538,850, respectively.

        Through these swap transactions we effectively hedged the interest rate exposure of 96.6% and 100% of our loans outstanding as of December 31, 2012 and 2013, respectively, which bear interest at LIBOR.

        The following table sets forth the sensitivity of our existing loans as of December 31, 2013 to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years and reflects the additional interest expense.

Year	Amount (in millions)
2014	$0.2
2015	$1.2
2016	$1.0
2017	$0.7
2018	$0.2

  Currency and Exchange Rates

        We expect to generate all of our revenue in Dollars, but for the year ended December 31, 2013 we incurred approximately 20% of our operating expenses in currencies other than the U.S. dollar.

        A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2013, would have increased our operating expenses by approximately $416,908.

        There have been no material quantitative changes in market risk exposures between 2012 and 2013.

Inflation

        Inflation does not have significant impact on vessel operating or other expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Seasonality

        Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for our vessels trading in the spot market. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.

        To the extent that we must enter into a new charters or renew an existing charters for vessels in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY

        Except as otherwise indicated, the statistical information and industry and market data contained in this section (or the data) is based on or derived from statistical information and industry and market data collated and prepared by SSY Consultancy & Research Ltd. ("SSY"). The data is based on SSY's review of such statistical information and market data available at the time (including internal surveys and sources, independent financial information, independent external industry publications, reports or other publicly available information). Due to the incomplete nature of the statistical information and market data available, SSY has had to make some estimates where necessary when preparing the data. The data is subject to change and may differ from similar assessments obtained from other analysts of shipping markets. Whilst reasonable care has been taken in the preparation of the data, SSY has not undertaken any independent verification of the information and market data obtained from published sources.

Industry Overview

        Dry bulk shipping mainly comprises the shipment of minerals, other industrial raw materials and various agricultural products. Of these, the major cargoes are iron ore, coal and grain. The remaining minor bulk cargoes include steel products, bauxite/alumina, nickel ore, cement, petroleum coke, forest products, fertilizers and non-grain agricultural products (e.g. sugar).

        These cargoes are predominantly carried by dry bulk carriers of more than 10,000 dwt. Dry bulk carriers are single-decked ships that transport dry cargoes in "bulk" form (i.e. loose within cargo holds, rather than in bags, crates or on pallets). This fleet is divided into four main size segments: Capesize (100,000+ dwt), Panamax (65-99,999 dwt), Handymax (40-64,999 dwt) and Handysize (10-39,999 dwt). Aside from size, the main distinction between dry bulk vessel types is whether they have cargo gear (i.e. equipped with cranes for loading/discharge) or are gearless. The vast majority of vessels below 65,000 dwt are geared, whereas (with few exceptions) Panamax and Capesize vessels are gearless. The main characteristics of these four vessel types are summarized below.

        Capesize (100,000+dwt):    These ships are almost exclusively deployed on the iron ore and coal trades, which benefit most from their scale economies. There are three main sub-types: small Capesizes (100-119,999 dwt), standard Capesizes (160-209,999 dwt, which include the Newcastlemax of 200-209,999 dwt, as well as established 172,000 dwt and 180,000 dwt designs) and Very Large Ore Carriers (220,000 dwt and above).

        Panamax (65-99,999 dwt):    The strict definition of a Panamax bulk carrier is a ship able to transit the Panama Canal fully laden. However, in recent years this definition has become blurred as (1) only a minority of the vessels in this size range pass through the Panama Canal in any 12-month period and (2) shipyards have developed new designs in anticipation of the Panama Canal's expanded dimensions from late 2015 onwards.1 For these reasons our fleet definition stretches from 65,000 to 99,999 dwt, encompassing three main sub-types: traditional Panamaxes (70-79,999 dwt), Kamsarmaxes (82/83,000dwt, which are currently the largest bulk carrier to transit the Panama Canal fully laden) and Post-Panamaxes (85-99,999 dwt). The baseload demand for these vessel types is provided by coal and grain cargoes, although they also participate in a number of other trades (including iron ore, bauxite and fertilizers). Only a small minority of vessels in this size range are equipped with cargo gear as most of the ports served have well developed cargo loading or discharge terminals.

1
At present, the Panama Canal can accommodate ships of maximum beam (i.e. extreme vessel breadth) of 32.3 meters, maximum length overall (or LOA) of 294.1m and maximum draft of 12m tropical fresh water (or TFW). Post-enlargement, these limits will increase to 49m beam, 366m LOA and 15.2m TFW draft.

        Handymax (40,000-64,999dwt):    This segment of the dry bulk carrier fleet contains three distinct sub-categories—the traditional Handymax (40-49,999dwt), the Supramax (50-59,999dwt) and the Ultramax (60-64,999 dwt2). These vessels have cargo gear which enables them to load and/or discharge at ports with limited facilities. Special designs of ship are associated with the carriage of such cargoes as steel products and logs (i.e. "open-hatch" and "log-fitted" vessels); while some variants also exist in terms of cargo-handling equipment, e.g. "grab-fitted" tonnage possessing scoops that facilitate easier unloading of certain cargo types. Whereas traditional Handymax types have gained market share from the sub-40,000 dwt fleet of Handysizes over the past 20 years, the new generation of Supramax and Ultramax vessels are also competing for business on Panamax routes (e.g. Latin American grains).

        Handysize (10,000-39,999dwt):    These ships are the most dependent on the minor bulks for employment. They are usually equipped with cargo-handling gear (cranes or derricks) and are widely used on routes to and from draft-restricted ports that often lack their own land-based cargo-handling equipment. Due to the limited scale economies that these vessels offer, compared to larger tonnage, many of these ships are extensively employed on intra-regional, shorter-haul trades.

        Unlike other specialist areas of the world shipping fleet, ownership in the dry bulk segment is highly fragmented, with SSY's database showing approximately 2,000 different owners in relation to a global fleet over 9,500 vessels. The largest 10 owners account for approximately 20% of the fleet in terms of deadweight carrying capacity, but this will include a large number of Chinese-flagged vessels that will trade on domestic, as well as international, routes. While such analysis will tend to understate levels of market concentration, due to the operation of vessel pools and chartered in fleets, the dry bulk segment is sufficiently competitive to ensure that vessel spot market earnings are extremely responsive to fluctuations in the supply/demand balance—both globally and regionally.

        Although far fewer in number than shipowners, there are a wide variety of companies that are active charterers of dry bulk vessels. These range from cargo owners (such as mining companies and grain houses) to end-users (such as steel producers and power utilities) and also include a number of different trading companies and ship operators.

        In 2013, total international seaborne dry bulk trade reached an estimated new annual record of 3.97 billion tons. This was up by an estimated 7.1% on 2012 and by an estimated 33.0% on the 2008 level. With the exception of 2009 when the global economy was in recession, seaborne dry bulk trade has recorded positive annual growth in every year since 1998. While the 2013 trade estimates will be subject to revision, as final trade statistics become available, preliminary estimates outlined in the table below indicate that last year's increase in seaborne trade was above the CAGR for the five years to 2013.

World Seaborne Dry Bulk Trade
(million tonnes)

Cargo/Year	2008	2009	2010	2011	2012	2013	2008—13 % Growth	CAGR
Major Bulks	1,998	2,109	2,326	2,464	2,607	2,805	40%	7%
Iron Ore	847	939	1,036	1,107	1,138	1,238	46%	8%
Coal	829	849	958	1,020	1,117	1,200	45%	8%
Grains	321	321	332	338	352	367	14%	3%
Minor Bulks	985	868	977	1,058	1,096	1,161	18%	3%
Total	2,983	2,977	3,303	3,523	3,703	3,966	33%	6%

Totals may not add due to rounding

2
There are some Ultramax newbuilding designs of above 65,000 dwt, but as these are much fewer in number than existing gearless vessels of 65-69.9 kdwt, they currently fall in our Panamax size range.

Cargo Types

        Iron ore:    The key raw material for steelmaking, iron ore trade has surged in recent years as a result of unprecedented Chinese import demand to be the single largest seaborne dry bulk cargo, totaling an estimated 1,238 million tons (or Mt) in 2013. This was up by 8.7% on the 2012 total and 46% higher than the corresponding level in 2008. China dominates imports, accounting for approximately two-thirds of the global total (with more details provided later in this section). Outside of China, the main iron ore import markets are Japan, Western Europe and South Korea. Export growth in the last five years has been led by Australia, which now accounts for an estimated 49% of seaborne trade. The next largest exporter is Brazil (27%). Other exporters include Canada, India, South and West Africa. A large majority of iron ore cargoes are carried by Capesize vessels.

        Coal:    Trade is comprised of two main categories: (1) steam coal (which is chiefly used for electricity generation, but also by industrial users, such as the cement industry) and (2) coking coal (a key input for blast furnace steelmaking). At an estimated 1,200 million tons in 2013, global seaborne coal trade has, like iron ore, expanded at a CAGR of 8% between 2008 and 2013. Steam coal represents the larger of the two components, amounting to approximately 893 Mt in 2013, while coking coal trade totaled an estimated 307 Mt.

        Traditionally dominated by import demand from Japan and Western Europe, the past five years have seen India and, especially, China emerge as key drivers of incremental world import growth. Within the past ten years China has been transformed from one of the world's major steam coal exporting nations to the single largest importer, such has been the strength of the country's domestic demand for power generation. Indian imports have also grown rapidly during the past 5-10 years to surpass those of Taiwan, South Korea and Japan. Western Europe remains a major import market.

        Indonesia is the largest exporter of steam coal, ahead of Australia, the former Soviet Union, Colombia, South Africa and the US. The leading exporter of coking coal is Australia, followed by the US and Canada. Although investments in new port facilities have enabled the participation of Capesize vessels in the Asia-led coal trade growth in recent years, it has chiefly benefitted demand for Panamax and Handymax type vessels.

        Grains:    Seaborne grain trade is comprised of wheat, coarse grains (corn, barley, oats, rye and sorghum) and soyabeans/meal. Compared with the mineral cargoes, grains have generated slower, but still positive, rates of annual trade growth over the past five years with an estimated CAGR of 3%. The grain trades do, however, remain an important source of freight market volatility due to both the seasonality of export flows and year-on-year variations in crop surpluses and deficits.

        Soya is the largest of the three main categories of grain trade and has the highest rates of underlying growth. This is mainly due to China's development as the dominant importer of soyabeans, accounting for more than 60% of global trade. Other key import markets for soya are in Europe and elsewhere in Far East Asia with the U.S., Brazil and Argentina the leading export countries. For wheat and coarse grains, the U.S., Canada, Russia, Ukraine, Argentina, Australia and the EU are the main exporting regions. In addition to Far East Asia and Europe, the Middle East, Africa and Latin America are all significant import markets. Grain cargoes are primarily carried by Panamax and Handymax vessels.

        Minor Bulks:    A diversity of cargo types are covered under this heading with different sets of demand drivers. Nevertheless, together at more than 1 billion tons per annum, these trades represent a major source of employment for Handysize and Handymax vessels. Several minor bulk cargoes, including steel products and cement, suffered an especially severe decline in trade volumes during the global financial crisis. The subsequent recovery in overall minor bulk trade to an estimated all-time high in 2013 has been shaped by some different drivers than during the pre-2008 period with a greater emphasis on Chinese imports of industrial raw materials, such as bauxite and nickel ore. The estimated CAGR for minor bulk volumes for the period from 2008 to 2013 was 3%.

Demand for Dry Bulk Shipping

        Dry bulk trade is a function of levels of (a) economic activity, (b) the industrialization/urbanization of developing countries, (c) population growth (plus changes in dietary habits on rising living standards) and (d) regional shifts in cargo supply/demand balances (e.g. due to the development of new export/import capacity or depletion/development of mineral reserves). The distances shipped chiefly reflect regional commodity surpluses and deficits. Generally, the more concentrated the sources of cargo supply, the greater the average distance shipped.

        Ship demand is determined by the overall volumes of cargo moved and the distance that these are shipped (i.e. ton-mile demand), as well as changes in vessel efficiency. These changes may be caused by such factors as (1) vessel speed (in the high fuel cost/low freight rate environment of recent years, there was been an incentive for shipowners to reduce speed and so lower fuel consumption); (2) port delays (which have been a common occurrence in the last 10 years as inland and port logistics in several key export areas have struggled to meet surging global demand) and (3) laden to ballast ratios—i.e. how much time vessels spend sailing empty on re-positioning voyages (ballasting has also been on the increase over the last 10 years due to the widening imbalance in cargo flows between the Atlantic and Pacific Basins).

        World seaborne dry bulk trade followed a steady underlying upward trend during the 1980s and 1990s. CAGR in the major dry bulk cargoes over this period was an estimated 2.5%, before accelerating sharply to 6.3% in the decade from 2000-09 and to an estimated 7.4% in 2010-13.

        Both the growth in dry bulk trade volumes since the global financial crisis of 2008/09, and the preceding acceleration in the underlying rate of expansion in cargo movements were primarily due to the rapid industrialization and urbanization of China. From approximately 130 Mt in 2000, Chinese annual dry bulk imports have increased more than ten-fold, as illustrated in the accompanying chart. Such an expansion has been facilitated not only by expansions in Chinese port capacity and supporting land-based infrastructure, but also by investments in new mining and port facilities in key exporting areas around the world in response to Chinese-driven rises in commodity prices.

        Chinese customs data show that the country's dry bulk imports increased by 169 Mt in 2013 to a new annual record of 1,473 Mt. Preliminary customs statistics for Jan/Feb 2014 put the combined total for China's imports of iron ore, coal and soyabeans at 217.5 Mt or some 18.5% higher than in the same two months in 2013. The table below provides a more detailed comparison of China's dry bulk imports between 2008 and 2013. It confirms iron ore's role as the leading source of growth in import volumes during this five year period. This reflects not only increases in domestic steel production (and, therefore, iron ore consumption) to meet the needs of an industrializing and urbanizing economy, but also the substitution of higher-quality imported iron ore for lower-quality domestic supplies. This growth has mainly been to the benefit of Capesize vessels, hauling cargoes from West Australia and Brazil.

        However, the table also highlights even higher rates of percentage growth in other key cargoes, such as coal, grains and some of the key minor bulks. Indonesia and Australia are the primary sources of Chinese coal imports, while in the grain trades increased Chinese demand for soyabeans from Latin America and the U.S. has boosted ton-mile demand for Panamax and Supramax vessels. Indonesia has been the dominant supplier of bauxite and nickel ore to China, but this situation has changed from January 2014 following the implementation of export restrictions on unprocessed mineral ores by the Indonesian government, which effectively ban the country's exports of bauxite and nickel ore.

 Chinese Dry Bulk Imports (Million Tons)

	2008	2013	CAGR
Iron Ore	444.0	820.3	+13%
Steel Products	15.7	14.6	-1%
Coal*	45.8	327.1	+48%
Bauxite/alumina	30.6	75.4	+20%
Grains	39.4	78.0	+15%
Fertilizer	6.3	7.9	+5%
Other**	47.1	149.5	+26%
Total of above	628.9	1472.8	+19%

*
Includes lignite

**
Includes mineral ores (e.g. nickel), pulp/woodchip and petroleum coke.

Source: Chinese Customs

        Outside of China, most of the additional growth in dry bulk cargo import demand during the past 5-6 years has been generated by other Asian economies. For example, Indian coal imports are estimated to have risen from 62 Mt in 2008 to 186 Mt in 2013, reflecting the strength of demand from electricity generators, cement and steel industries. Although India has added several Capesize coal import terminals in recent years, a majority of the coal cargoes arriving in the country are shipped by Supramax, Panamax and Kamsarmax vessels. More established Asian import markets, such as South Korea, have also contributed to the region's import growth with the increase in Korean imports of coal and iron ore between 2008 and 2013 (of 41 Mt) more than offsetting the corresponding decrease in Japanese imports (of approximately 5 Mt).

        In contrast, European mineral imports have staged only a partial recovery from their cyclical lows in 2009 and have remained below their 2007 totals, partly due to the ongoing financial crisis in the Eurozone. Consequently, Far East Asia's share of world seaborne major bulk imports is estimated to have climbed above 75% by 2013 from approximately 60% in the middle of the last decade and 50-55% in 2000.

        As a result, the fastest dry bulk trade growth has been seen within the Pacific basin, which has been supplemented by increases in fronthaul trade from the Atlantic to the Pacific (chiefly iron ore on Capesize vessels and grains on Panamaxes and Supramaxes). In the Atlantic, key trades for Capesize and Panamax vessels include European imports of iron ore from Brazil, Canada and Sweden, together with European coal imports from Colombia, Russia and the USA.

Supply of Dry Bulk Shipping

        As at the end of February 2014, the total existing fleet of 10,000+ dwt dry bulk carriers numbered approximately 9,714 vessels of 720.9 million deadweight (Mdwt). The accompanying table summarizes the current structure of the fleet by age and size. It shows that in terms of deadweight capacity, the Capesize sector is the largest with 41.1% of the February 2014 total, followed by Panamaxes at 25.7%, Handymaxes at 21.9% and Handysizes at 11.3%.

Dry Bulk Carrier Fleet by Size/Age (Million Dwt):
As at end-February 2014

Built/Dtw	10-39,999	40-64,999	65-99,999	100,000+	Total
Pre-1990	13.8	9.2	5.5	4.0	32.6
1990-94	3.4	6.0	10.0	26.6	45.9
1995-99	9.8	15.9	22.2	27.5	75.5
2000-04	7.8	19.3	25.7	26.4	79.1
2005-4-09-	13.2	33.4	34.7	59.5	140.7
2010-14	33.3	74.1	87.2	152.5	347.2
Total Fleet	81.2	157.9	185.3	296.5	720.9
Avg Age	12 Yrs	9 Yrs	8 Yrs	8 Yrs	9 Yrs

Totals may not add due to rounding

        The supply of dry bulk carriers is fundamentally determined by the delivery of new vessels from the world's shipbuilding industry and the removal of older vessels, mainly through demolition.

        From 6-7% p.a. in 2005-08, net fleet growth accelerated to 9% in 2009 and 16.6% in 2010 with further years of double-digit percentage growth following in 2011 and 2012, before slowing to approximately 5.9% in 2013. This largely reflected the pattern of newbuilding deliveries.

        Newbuilding deliveries not only reflect the demand from shipowners for new tonnage, but also available shipyard capacity. Following a sharp upswing in demand for new vessels in all of the main sectors of the commercial shipping industry during the last decade, and an accompanying rise in shipbuilding prices to record levels in 2007/8, there was a massive China-led expansion in world shipbuilding capacity. In the case of the dry bulk sector, annual newbuilding deliveries surged from 24.3 Mdwt in 2008 (and an average of 19.1 Mdwt p.a. in 2000-07 inclusive) to 43.8 Mdwt in 2009, 79.0 Mdwt in 2010 and a peak of 99.1 Mdwt in 2012. Chinese yards accounted for more than 51 Mdwt of dry bulk carrier deliveries in 2012, followed by Japanese builders at almost 25 Mdwt and South Korea at approximately 16 Mdwt with shipyards in the rest of the world accounting for the balance.

        The resulting impact on freight market balances and vessel earnings, as described elsewhere in this section, led to sharply reduced levels of dry bulk carrier ordering in 2011 and 2012, which was reflected in a slower pace of newbuilding deliveries in 2013. At an estimated 61.1 Mdwt last year's annual total for newbuilding deliveries was the lowest since 2009. Dry bulk carrier building by Chinese yards fell to approximately 30 Mdwt last year, while Japanese deliveries slipped to just over 21 Mdwt and South Korean output to approximately 6 Mdwt. There was, however, a revival in dry bulk carrier newbuilding investments during 2013, in spite of the generally weak freight market earnings in the first six to eight months of the year, and further newbuilding orders have been confirmed in the first two months of 2014. These orders have been focused on new, more fuel efficient ship designs, where shipyard descriptions offer significantly lower fuel consumption compared with existing vessels through a combination of new technology main engines and refinements of hull forms.

        The rising costs of bunker fuels over the past 5-10 years are illustrated in the accompanying chart, which is based on the current Capesize vessel specifications used by the Baltic Exchange3 and bunker prices in Singapore. This shows an increase at sea, at full speed, from approximately $9,600/day in 2003 to approximately $37,500/day in 2012. We would, however, stress that (1) there is a wide variance in individual vessel fuel consumptions, even within the same size segments, and (2) that, as described earlier in this section, vessels have been operating at slower speeds in order to lower their daily fuel consumption and costs.

        The accompanying table summarizes the confirmed dry bulk carrier orderbook at the end of February 2014, by vessel size and scheduled year of delivery. These delivery dates can be subject to delay with actual deliveries in recent years significantly lagging scheduled totals. For example, 2013 deliveries were an estimated 35% below the scheduled total as at 1st January 2013. At an estimated 139.7 Mdwt, the total tonnage on order at the end of February represented approximately 19.4% of the existing fleet. This compares with end-year highs of 56.5% in 2007, 57.2% in 2009 and 67.3% in 2008, as illustrated in the accompanying chart.

Dry Bulk Carrier Newbuilding Orderbook by Size Range (Million Dwt):
As at end-February 2014

Delivery	10-39,999	40-64,999	65-99,999	100,000+	Total
2014	6.4	12.4	13.2	17.8	49.8
2015	6.6	14.0	11.4	21.1	53.1
2016	1.7	8.0	6.8	16.7	33.3
2017+	0.2	1.2	0.6	1.6	3.6
Total	14.9	35.6	32.0	57.3	139.7
% of Fleet	18.3%	22.5%	17.3%	19.3%	19.4%

Totals may not add due to rounding

        Typically dry bulk carriers are scrapped between the ages of 25 and 30 years4. However, demolition is not simply a function of the fleet's age profile. Several factors will influence an owners' decision on whether to scrap older vessels, notably (1) actual and anticipated returns from the charter market, (2) the relative running costs of the vessel and (3) prospective expenditure at classification society surveys.

        For much of the decade 2000-09, returns from the dry bulk charter markets supported continued investment in vessel life extension and scrapping volumes fell to minimal levels. This, however, ensured an accumulation of older tonnage in the fleet and, as a result, demolition proved extremely responsive to a deterioration in freight market conditions. For instance, deletions from the dry bulk fleet rose from 3.5 Mdwt in 2008 to 14.7 Mdwt in 2009 and a new annual record of 35.1 Mdwt in 2012. Deletions in 2013 dropped to an estimated annual total of 21.7 Mdwt (which was still the third highest year on record) and were running at an annualized rate of 14.8 Mdwt in January/February 2014.

3
56 tonnes (380cst) per day at 14.5 knots laden/15 knots ballast

4
In 2013, the average age of Capesize vessels scrapped was 23 years, rising to 25 years for Panamaxes, 27 years for Handymaxes and 30 years for Handysizes. In 2012 (the record year for dry bulk carrier demolition) the corresponding ages were 23 for Capesize, 28 for both Panamax and Handymax and 31 for Handysizes.

        Record levels of demolition contributed to the slowdown in dry bulk carrier net fleet growth since 2010, but also the uneven development of dry bulk carrier fleet supply over the past 5 years. In particular, the removal of elderly Handysize vessels, combined with the relatively modest newbuilding program in this sector compared with the other sizes, ensured that the 10-39,999 dwt share of total dwt capacity fell from an estimated 17.9% at the end of 2008 to 11.3% at the end of February 2014. By contrast, the share accounted for by 100,000+ dwt Capesizes rose from 34.6% to 41.1% over the same period. The 65-99,999 dwt Panamax sector recorded a modest increase in its share, from 24.7% to 25.7%, and the 40-64,999 dwt Handymax sector a modest decline, from 22.8% to 21.9%.

        Despite the demolition of recent years, there remained 32.6 Mdwt of existing ships that will be aged 25 years or older in 2014 with a further 45.9 Mdwt aged 20-24 years. Existing pre-1990 built ships are heavily concentrated in the Handysize and Handymax fleets, yet both the Capesize and Panamax sectors contain substantial concentrations of tonnage in the 20-25 year age range. As a result 20+ year old vessels accounted for 10.3% of total Capesize dwt capacity and 8.4% of the corresponding Panamax fleet.

        Record levels of both newbuilding deliveries and deletions over the past five years have combined to alter the size distribution within the Capesize and Panamax fleets. The accompanying charts illustrate their respective size/age profiles at the end of February 2014. It highlights that new deliveries into the Capesize fleet were heavily concentrated in the 175-184,999 dwt segment. This sub-sector now accounts for 41.8% of total dwt capacity above 100,000 dwt.

        In the case of the Panamax sector, the 82/83,000 dwt Kamsarmax design has been the single most popular design among newbuilding investors in recent years and by the end of February 2014 accounted for 25.5% of total Panamax dwt capacity. By comparison, more traditional Panamax designs of 70-74,999 dwt and 75-79,999 dwt accounted for 21.1% and 27.9% respectively, while Post-Panamaxes of 85-99,999 dwt represented 19.3% of the February 2014 fleet.

Charter Market & Freight Rates

        The chartering of dry bulk vessels can take several different forms, the most typical of which are summarized below.

  Single voyage ("spot") charter

        This involves the hire of a vessel for just one stipulated voyage, carrying a designated quantity of a named commodity. For most such charters, an individual ship is specified that will carry out the voyage to be undertaken. The terms of the agreement between the charterer and vessel owner usually defines the port (or ports) of cargo loading and discharge, the dates between which the cargo is to be loaded, plus the cargo-handling terms. The vessel owner will receive from the charterer a mutually agreed payment (normally quoted as a U.S.$ per ton freight rate). In return, the shipowner pays all voyage expenses (e.g. the costs of fuel consumed on the voyage, plus port expenses), all operating costs (e.g. insurance and crewing of the vessel), and capital expenses (i.e. the servicing of any mortgage debt on the ship).

  Contract of affreightment ("COA")

        Under a COA, the vessel owner and charterer agree on terms for the carriage of a designated volume of a given commodity on a specified route (or routes), with such shipments being carried out on a regular basis. The agreement does not normally identify an individual ship that will be used to fulfil its terms, but more general specifications on the vessels to be used (e.g. maximum age). Under the terms of a COA, freight is normally paid on an agreed U.S.$ per ton basis, with the vessel owner then meeting all voyage, operating and capital costs incurred in the execution of such a charter.

  Time charter

        Under a time charter, the charterer takes the ship on hire for either (1) a trip between designated delivery and re-delivery positions or (2) for a designated period (e.g. 12 months). The freight rate agreed between the shipowner and charterer is in terms of a daily hire rate (in U.S. Dollars), rather than as a U.S.$ per ton figure. For longer term period charters, this may escalate at a rate mutually agreed between vessel owner and charterer. Under the terms of such charters, the vessel owner meets the ship's operating and capital costs, with the charterer paying all variable voyage expenses (mainly fuel costs, plus port and canal dues). In addition, and unless otherwise stipulated in the charter agreement, the period charterer is able to trade the vessel to and from whichever loading and discharge ports that they choose, carrying whichever cargoes they prefer.

  Bareboat charter

        Under a bareboat charter, the vessel owner effectively relinquishes control of their ship to the charterer (usually for a period of several years). The shipowner receives an agreed level of remuneration (which may again escalate at a mutually agreed rate) for the duration of the charter and remains responsible for the vessel's capital costs. In return, the charterer assumes total control of the vessel, thereby becoming responsible for operating the ship and meeting all costs of such operation (e.g. crewing, repairs and maintenance), as well as the direct voyage expenses incurred (i.e. fuel costs, port expenses, etc.) when it is trading.

  Freight Rates

        Freight rates are determined by the balance of tonnage demand and tonnage supply. Primarily as the result of record newbuilding deliveries, fleet utilization rates have dropped sharply from the peak levels of 2007, as illustrated by movements in key freight market indicators.

        Given the diversity of routes and cargoes traded by the dry bulk fleet, freight market measures tend to focus on average worldwide spot earnings (expressed in U.S.$/day). The most recognized of these measures are published on a daily basis by the Baltic Exchange in London. In addition to global averages for standard designs of Capesize (172,000 dwt5), Panamax (74,000 dwt), Supramax (52,450 dwt) and Handysize (28,000 dwt) vessels, together with a number of component routes, the Baltic Exchange also publishes the BDI.

        From its all-time high of almost 12,000 points in May 2008, just prior to the global financial crisis, the BDI fell to below 700 points in December of the same year. After partial recovery in 2009, negative pressure on freight markets returned under the weight of sustained fleet supply growth. At 920 points in 2012, the BDI's annual average was the lowest since the 1980s. The corresponding 2013 level was 1,206 points, but this annual average obscured sharp differences between the first and second halves of 2013. From its lowest quarterly average since 1986 in the 1q13 (796 points), the BDI rose to its highest quarterly average for two years in the 4q13 (1,854 points) and ended the year with the strongest monthly average in December since November 2010. This rise resulted from a combination of sharply reduced fleet supply growth, slow steaming and new peaks for dry bulk trade, which together provided a more balanced freight market.

        Volatility remains a feature of dry bulk spot markets due, in part, to seasonal fluctuations in cargo availability. From 2,277 points at the end of 2013, the BDI fell by more than 50% to 1,084 points in early February before rebounding to 1,580 points by 11 March 2014. At 1,334 points the BDI's year to date average (on 11 March 2014) is 74% higher than for the same period in 2013.

        The first of the accompanying charts traces developments in representative 12 month time charter rates for the four main dry bulk vessel sizes since 2002, encompassing the all-time highs in vessel earnings and the subsequent slump in rates. These are based on existing modern (i.e. under 10 years of age) vessels. Within these individual size ranges, period rates will vary according to such factors as vessel age, size, fuel consumption and yard of build.

        The second chart looks in more detail at developments since the beginning of 2009. It shows that by the end of February 2014 Capesize period rates had strengthened to their highest levels since 2010, whereas Panamax and Supramax period rates were at their firmest since 2011. With the exception of the Handysize sector, dry bulk carrier 12 month period rates at the end of February 2014 were above prevailing spot market averages.

        Although both charts show the extent to which vessel earnings in the different size ranges move broadly in tandem, they also highlight that the sharpness of market rises and falls vary in degree. Those

5
The Baltic Exchange Capesize vessel description will shortly be changed to 180,000 dwt.

size groups that carry the narrowest range of cargoes—or which are employed on the least number of routes—tend to experience the greatest variations in charter rates. Hence, in the dry bulk shipping sector, earnings of Capesizes have been prone to fluctuate to a far greater degree than those of smaller vessels. It appears that as the average size of Capesize has increased, so has its relative volatility compared with the other sizes.

Asset Values

        In addition to the global balance between the demand for new vessels and available shipbuilding capacity, newbuilding prices are also influenced by changes in vessel construction costs, due to such factors as movements in steel plate prices, or exchange rates against the U.S. Dollar in key shipbuilding nations (principally China, Japan and South Korea).

        A higher U.S. Dollar cost base helps to explain why oversupplied shipbuilding markets have not returned newbuilding prices to their previous historic lows. For example, Panamax bulk carrier newbuilding prices in Japan fell from $56 million in the third quarter of 2008 to $29 million in the final quarter of 2012, which compares with an estimated $20 million in the first quarter of 2002. By the end of 2013, Japanese prices had climbed to a 38-month high of $35 million, chiefly as the result of recovering newbuilding demand, and remained at similar levels in the first two months of 2014.

        Secondhand values are primarily shaped by actual and anticipated earnings, newbuilding replacement costs (which are relevant for modern vessels) and residual scrap value (more relevant for older units). To an extent, prices are also influenced by the availability and cost of ship finance, as this will help determine whether investors are able to realize their demand for new or secondhand vessels.

        The accompanying charts compare the development of representative newbuilding, five and ten year old Capesize and Panamax vessels since 2002. Individual vessel prices will vary according to such factors as specific size, age, yard of build and fuel consumption. Following the pattern of the charter markets, prices peaked between mid-2007 and mid-2008. Such was the shortage of shipbuilding capacity during that period—with a lengthening lead time between contracting and delivery—that demand for existing vessels with prompt delivery briefly created the abnormal situation where secondhand vessels were priced at a premium to newbuildings.

        Consequently the percentage decline in secondhand prices from their peaks was more severe than for newbuildings. Nevertheless, prices did not fall back to their 2002 lows and have shown a firmer trend since the beginning of 2013 with Capesize five year old values rising by an average of approximately 60% between December 2012 and February 2014, while Panamax five year old prices strengthened by an estimated 51% over the same period.

BUSINESS

Our Business

        We are an international provider of maritime shipping transportation services through the ownership and operation of our fleet of modern dry bulk vessels. Our vessels carry dry bulk commodities such as iron ore, coal, grains, bauxite, fertilizers and steel products along worldwide shipping routes. As of the date of this prospectus, all of our vessels are on time charters to large charterers, including commodity end users such as Cargill, Glencore, Vitol and Swissmarine. We have in the past and plan to continue to balance our mix of short-, medium- and long-term time charters and spot market charters in order to permit us to benefit from rising charter rates while allowing us to maintain predictable operating cash flows. While we do not currently have spot market exposure, any future exposure will subject our fleet to spot market downside if, and to the extent that, market rates decrease. We provide in-house technical and commercial management for our combined fleet, as well as newbuilding vessel supervision, through our manager. Through our manager, we provide efficient and reliable service with a focus on safety and respect for the environment.

        We were incorporated in the Republic of the Marshall Islands on October 26, 2010. We were formed by Quintana Shipping Investors LLC, which is controlled by our sponsors, who are affiliates of Mr. Robertson and Riverstone. Mr. Robertson has substantial experience developing and operating a business such as ours, having founded QMAR in 2005. QMAR, an international dry bulk shipping company, took delivery of its first vessels in April of 2005 and completed its initial public offering and NASDAQ listing in July 2005. Under the leadership of Mr. Robertson and certain members of our management team, QMAR's fleet grew to 29 vessels in three years, and in April 2008, QMAR was acquired by Excel.

        We currently own and operate a modern fleet of nine dry bulk carriers in the water, including four Kamsarmax class vessels, two Capesize class vessels, one Panamax class vessel and two Post-Panamax vessels, with an average age of 2.5 years and an aggregate purchase price of approximately $348.8 million. These vessels were financed in part by loan facilities with an aggregate original principal amount of approximately $184.4 million. At the time of purchase, vessels in our current fleet had an average leverage ratio of 53%, which is comparable to the leverage ratio we plan to target in financing future newbuilds. In addition, we have entered into shipbuilding contracts for four additional Capesize vessels and one additional Post-Panamax vessel, all of which are scheduled to be delivered by the third quarter of 2015, for an aggregate purchase price of approximately $230.5 million. Upon the delivery of the fifth newbuilding in the third quarter of 2015, we will have 14 vessels in the water, representing almost 1.76 million dwt in the aggregate and having an average age of 2.7 years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Development of Our Fleet."

        We have increased, and intend to further increase, the size of our fleet, utilizing a disciplined approach to acquisitions to ensure sustainable growth of a modern fleet of primarily larger dry bulk carriers that meet our fuel efficiency standards. When making such investments, we focus on maximizing returns on capital while maintaining moderate levels of leverage. We believe our management team's experience in locating and acquiring suitable vessels and fleets will allow us to accomplish our growth plans according to this strategy. There is no guarantee, however, that any such acquisitions will occur or provide us with a profitable return on investment. We intend to seek to maintain construction supervision rights over any newbuilding vessels that we may acquire in order to ensure that they meet their quality specifications and perform at the standards we require.

        All of the vessels in our operating fleet are employed under time charters to large charterers, such as Swissmarine, Cargill, Vitol, Glencore, Noble and Intergis, or their affiliates. Eight of our nine vessels' time charters expire this year. As our charters expire and our newbuildings are delivered, we will assess market conditions and determine whether to seek to re-employ the vessels under a short-, medium- or long-term time charter or in the spot market. Please read "Business—Time Charters."

Our Competitive Strengths

        We believe that we possess the following competitive strengths that distinguish us in our industry:

  •
  Modern, Fuel Efficient Fleet.  As of the date of this prospectus, the vessels in our operating fleet had an average age of approximately 2.5 years, as compared to 9.0 years for the world's dry bulk fleet. All of the dry bulk carriers in our fleet are modern vessels built principally by established Japanese and Korean shipyards. Our vessels have been designed to maximize their fuel efficiency by incorporating advanced technological improvements to reduce fuel consumption, such as electronically controlled engines and more efficient hull forms. Operating a young, modern fleet of well-maintained and energy efficient sister ships reduces off-hire time and maintenance, operating and drydocking costs and helps to ensure safety and environmental protection. This improves the quality of service we deliver and enables us to secure favorable employment for our vessels with charterers.

  •
  Significant Built-in Growth.  We own a fleet consisting of 14 dry bulk carriers, including five newbuildings on order, four of which are scheduled to be delivered from their Japanese or Korean shipyards within the next 12 months. Since our formation in 2010, we have been focused on building our fleet of modern vessels with the latest technology, which now have a total carrying capacity, including vessels in the water and newbuildings on order, of 1.76 million dwt. We expect our revenues to grow as we take delivery of our newbuildings, and we believe that the expertise of our management team will allow us to capitalize on future growth opportunities that reflect our disciplined acquisition strategy.

  •
  Access to Attractive Acquisition Opportunities.  We have established strong global relationships with large charterers, shipyards, brokers, commercial shipping lenders, and shipping companies. We believe these relationships and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive vessel acquisition, chartering and financing opportunities.

  •
  Relationships with Large Charterers.  We have strong relationships with large time charterers, including commodity end users such as Cargill, Glencore, Vitol and Swissmarine, as a result of our track record of providing consistent, reliable and safe vessel operations. We believe that our executives' technical, commercial and managerial expertise will allow us to compete more effectively when seeking additional customers. We believe that the world's top shippers of dry bulk commodities products seek transportation partners having these qualities, which should provide us an advantage over our competitors in procuring favorable time charters for our vessels.

  •
  Low Cost Operation and In-House Vessel Management.  We provide in-house technical and commercial management for our combined fleet through our wholly-owned vessel management subsidiary. Providing for the in-house management of our fleet allows us to reduce our operating costs, eliminates management fees and commissions, and allows us to ensure that our vessels are operated to the highest operating standards when it comes to safety, environmental protection and performance. In addition, our integrated vessel management enables the full alignment of interests between shareholders and management, enhances transparency and removes potential related party conflicts.

  •
  Experienced Management Team and Strong Affiliation with Our Sponsors.  Our management team has significant experience in the management of the commercial and financial aspects of international shipping businesses. Under the leadership of certain members of our management team, QMAR's fleet grew from eight to 29 vessels in three years. Since our inception, our management team has successfully built our fleet to nine modern dry bulk vessels, and our fleet will continue to expand as we take delivery of an additional five newbuilding vessels over the next 18 months. We also have a strong relationship with our sponsors, which collectively have considerable experience and relationships in the energy and coal industries, as well as the transportation sector. See "—Our Relationship with Our Sponsors."

        Although we possess the competitive strengths outlined above, we have not yet been profitable. We have incurred substantial pre-delivery costs related to our newbuilding vessels, which are unable to produce revenue until after delivery. Moreover, dry bulk shipping is a cyclical industry with significant volatility. We began operations during a lower point in the cycle, which allowed us to take advantage of timely acquisitions at attractive prices. As the market for dry bulk shipping improves, we intend to take advantage of healthier charter rates that will allow us to be profitable.

Our Business Strategy

        Our primary objective is to provide our customers with reliable seaborne transportation services for their dry bulk cargoes at a competitive cost while driving returns to our shareholders. The principal elements of our business strategy are:

  •
  Growing our Portfolio of Larger Dry Bulk Carriers through Strategic Acquisitions.  We intend to grow our fleet through a disciplined, opportunistic approach to vessel acquisitions. We plan to focus primarily on larger dry bulk carriers, including Panamax, Kamsarmax and Capesize/Newcastlemax vessels, although, we may pursue opportunities to acquire smaller vessels if we believe that such vessels would be a good fit for our business. Our management team considers a number of important factors in evaluating vessel acquisition opportunities in addition to the vessel's design specifications, including the vessel's price, the projected cash flow from the vessel, its age and condition, its technical specifications with particular regard to fuel efficiency, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, the overall diversification of our fleet and customers, and our expectation of fundamental developments in the dry bulk shipping industry. We believe that these circumstances combined with our management's knowledge of the shipping industry present an opportunity for us to grow our fleet at favorable prices.

  •
  Optimize Charter Mix.  Currently, all of our operating vessels are on period charters with remaining terms ranging between six and 14 months. We plan to balance the mix of short-, medium- and long-term time charters and spot market charters in order to permit us to benefit from rising charter rates while allowing us to maintain predictable operating cash flows. While we do not currently have spot market exposure, any future exposure will subject our fleet to spot market downside if, and to the extent that, market rates decrease.

  •
  Maintain Low Cost, Highly Efficient Operations.  We believe that utilizing our own commercial and technical management will enable us to better control our operating expenses by eliminating external management fees and commissions. In addition, we believe that our policy of staffing each of our vessels with qualified officers and crews who share a common nationality enables us to increase the efficiency of our vessel operations.

  •
  Disciplined and Flexible Financial Strategy.  We intend to maintain a strong balance sheet with a conservative leverage ratio, targeting 50% to 60% of the value of the vessels securing such indebtedness. We believe that our liquidity and moderate leverage following this offering will give us the financial flexibility to pursue further growth opportunities. In addition, charterers have increasingly favored financially solid vessel owners, and we believe that our conservative leverage strategy will enable us to access more favorable chartering opportunities and give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which we believe prefer transacting with well-capitalized counterparties. We have already fully financed through a combination of senior secured debt and equity the pre-delivery installments of four of the five newbuilding vessels that we expect to be delivered by early 2015. As of December 31, 2013, after giving effect to this offering and the anticipated use of proceeds, we would have $       million in cash, outstanding indebtedness of $       million, remaining newbuilding installments of $       million and undrawn senior secured credit facilities of $       million. See "Capitalization."

  •
  Leveraging our Sponsors' Strategic Relationships.  Our sponsors have experience and relationships in the energy and coal industries, as well as the transportation sector. Mr. Robertson and certain members of our management team have developed substantial relationships through their previous experience in dry bulk shipping that we believe we can utilize for the benefit of our company. We plan to use these relationships and their strong reputations to identify chartering and vessel acquisition opportunities, make contacts, and gain market intelligence in key commodities industries.

Our Relationship with Our Sponsors

        One of our principal strengths is our strong relationship with our sponsors and their affiliates. Quintana Shipping Investors LLC, our parent, is beneficially owned by affiliates of Mr. Robertson and Riverstone. Riverstone is an energy and power-focused private investment firm founded in 2000 with approximately $27 billion of equity capital raised. Riverstone conducts buyout and growth capital investments in the exploration & production, midstream, oilfield services, power and renewable sectors of the energy industry. With offices in New York, London and Houston, the firm has committed approximately $24.9 billion to 105 investments in North America, Latin America, Europe, Africa and Asia. Riverstone has substantial experience in identifying, evaluating and managing acquisitions and investments, including in the maritime industry.

        Mr. Robertson and his affiliates have considerable experience in the management of various energy related business, including shipping. An affiliate of Mr. Robertson sponsored QMAR, an international provider of dry bulk marine transportation services with strategic similarities to our company. QMAR completed its initial public offering and NASDAQ listing in July 2005 and was acquired, through a merger, by Excel on April 15, 2008. We will have access to our sponsors' potential customer and supply relationships and the strategic guidance that we believe will allow us to complete more effectively for customers. We can provide no assurance, however, that we will realize any benefits from our relationship with Riverstone or Mr. Robertson.

Our Fleet

        We took delivery of our first vessel in June 2011. We took delivery of an additional four vessels later in 2011, two in 2012, one in 2013 and one in 2014. We financed the purchase of these vessels through a combination of equity capital contributions by affiliates of our sponsors and senior secured bank debt. We have also entered into contracts for the construction of four additional Capesize vessels (two of which are currently under construction at the Sungdong Shipbuilding and Marine Engineering Co. Ltd. shipyard in Korea (or Sungdong) and two of which are currently under construction at the Imabari Shipbuilding Co. Ltd. shipyard in Japan (or Imabari)) and one additional Post-Panamax vessel (currently under construction at the Sasebo Heavy Industries Co., Ltd. shipyard in Japan (or Sasebo)), which are expected to be delivered starting in the fourth quarter of 2014 through the third quarter of 2015. We have paid deposits on the additional newbuilding vessels that we have contracted to construct, amounting to approximately $42.0 million in the aggregate and have $188.5 million remaining to be paid under these contracts as of the date of this prospectus. We intend to use $       million of the net proceeds from this offering to fund the remaining equity portion of the purchase price of our newbuilding program, and we intend to fund the remainder through borrowings under our existing pre-delivery senior secured credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

  Our Operating Fleet

        The table below provides summary information about the vessels that are currently in our operating fleet:

Vessel(1)	Type	Dwt	Built	Shipyard (Country)(4)	Charterer	Charter Expiration Date(2)	Daily Time Charter Hire Rate(3)
Q Gayle	Capesize	206,565	November 2011	Universal	Swissmarine	December 2014	$17,600
				(Japan)
Q Myrtalia	Capesize	177,979	October 2011	SWS	Mansel (Vitol)	August 2014	15,250
				(China)
Q Sue	Post-Panamax	84,943	November 2013	Sasebo	Glencore	October 2014	12,750
				(Japan)
Q Deb	Post-Panamax	84,943	January 2014	Sasebo	Glencore	March 2015	16,000
				(Japan)
Q Jake	Kamsarmax	82,188	June 2011	Tsuneishi	Swissmarine	November 2014	14,500
				(Japan)
Q Arion	Kamsarmax	82,188	September 2011	Tsuneishi	Cargill	August 2014	9,500
				(Japan)
Q Keen	Kamsarmax	81,586	April 2012	Hyundai Mipo	Noble	August 2014	11,700
				(Korea)
Q Ioanari	Kamsarmax	81,526	September 2011	Hyundai Mipo	Swissmarine	October 2014	14,500
				(Korea)
Q Shea	Panamax	76,939	April 2007	Namura	Intergis	June 2014	13,750
				(Japan)

(1)
Sister ships: Q Jake and Q Arion; Q Ioanari and Q Keen; Q Sue, Q Deb and Hull S-833.

(2)
Assumes no exercise by the charterer of any extension options.

(3)
This column shows the gross time charter hire rates.

(4)
Abbreviations are as follows: Universal—Universal Shipbuilding Corporation; SWS—Shanghai Waigaoqiao Shipbuilding Co.,Ltd.; Tsuneishi—Tsuneishi Shipbuilding Co., LTD.; Hyundai Mipo—Hyundai Mipo Dockyard Co., Ltd.; Namura—Namura Shipbuilding Co., Ltd.

  Our Newbuilding Fleet

        The table below provides summary information about the newbuilding vessels that we have contracted to purchase and that are expected to be delivered between October 2014 and August 2015:

Vessel(1)	Type	Dwt	Expected Vessel Delivery Date	Shipyard (Country)
Hull S-2525 (TBN Q Kaki)	Capesize	180,560	September 2014	Imabari (Japan)
Hull S-2526 (TBN Q Houston)	Capesize	180,560	October 2014	Imabari (Japan)
Hull S-1194 (TBN Q Anastasia)	Capesize	180,000	November 2014	Sungdong (Korea)
Hull S-1195 (TBN Q Amreen)	Capesize	180,000	February 2015	Sungdong (Korea)
Hull S-833 (TBN Q Kennedy)	Post-Panamax	84,700	August 2015	Sasebo (Japan)

(1)
Sister ships: Hull S-2525 and Hull S-2526; Hull S-1194 and Hull S-1195; Q Sue, Q Deb and Hull S-833.

Our Customers

        Our customers include regional and international charterers, including Swissmarine, Cargill, Vitol, Glencore, Noble and Intergis, or their affiliates. As our newbuildings are delivered, we will assess market conditions and determine whether to seek to employ the vessels under short-, medium- or long-term charters or in the spot market. Below is a brief description of our current customers:

  •
  Swissmarine is a Capesize and Panamax service provider in operation since 2001. Currently Swissmarine operates a fleet of over 100 dry cargo vessels. In 2010 Swissmarine had revenues of $1.3 billion and cargo carried was in excess of 69 million tons.

  •
  Cargill operates over 350 vessels in dry market segments and tankers. Cargill adopts strict ship vetting procedures, surveying over 700 vessels per year with one of the largest programs outside of classification societies.

  •
  Mansel, is the commercial shipping arm of Vitol, one of the largest global energy traders, moving approximately $400 million in cargo per year.

  •
  Glencore is one of the largest global diversified natural resource companies with over 150 mining and metallurgical sites all over the world.

  •
  Noble is a market leading global supply chain manger of agricultural and energy products, metals and minerals.

  •
  Intergis is a South Korean company that is the shipping arm of the Dongkuk Steel Group. Intergis is engaged in the port logistics and shipping business, particularly of raw materials and steel for Dongkuk Steel Group and for third parties.

        In 2012 and 2013, we have also chartered vessels to Klaveness, a Norwegian provider of marine dry bulk transportation services, and Kawasaki Kisen Kaisha, Ltd., (or K Line) one of the largest ship operators in the world. For the year ended December 31, 2013, Swissmarine, Klaveness, Vitol, Cargill and K Line accounted for 44%, 13%, 18%, 11% and 13% of our consolidated revenues, respectively. See "Risk Factors." Our assessment of a charterer's financial condition and reliability will be an important factor in negotiating employment for our vessels. Our charterers include major trading houses, publicly traded companies, established vessel owners and operators, rather than to more speculative or undercapitalized entities. We evaluate the counterparty risk of potential charterers based on our management's long experience in the shipping industry with the input of independent credit risk consultants.

Time Charters

        All of the vessels in our operating fleet are employed under time charters of varying durations to large charterers. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel's operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. The following discussion describes the material terms common to all of our time charters.

  Initial Term; Extensions

        The initial term for a time charter commences upon the vessel's delivery. All of our customers have rights to terminate their charters prior to expiration of the original term in specified circumstances as described in more detail below.

  Hire Rate

        "Hire" rate refers to the basic payment from the customer for the use of the vessel. Hire is payable every fifteen days, in advance, in Dollars as specified in the charter, less a specified commission for the chartering broker and approximately 3.75% of the hire rate as an address commission for the charterer.

        Hire payments may be reduced, or under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

  Expenses

        We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. We are also directly responsible for providing all of these items and services. The customer generally pays the voyage expenses, which include all expenses relating to particular voyages, including the cost of any bunkers, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

  Off-hire

        When the vessel is "off-hire"—or not available for service—the customer generally is not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed off-hire if there is a loss of operating time due to, among other things:

  •
  operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, fires or similar problems;

  •
  our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew;

  •
  seizure or detention by any authority unless such seizure or detention is occasioned by any personal act or omission or default of the charterers or their agents, or by reason of cargo carried; or

  •
  arrest of the vessel on behalf of any party having or purporting to have a claim against the vessel.

  Ship Management and Maintenance

        Under all of our time charters, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Our manager will provide these services in respect of each of our vessels to us pursuant to the management agreements. Please read "—Management of Our Fleet."

  Termination

        Each time charter terminates automatically upon loss of the vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) and, under most time charters, terminate the charter if the customer defaults in its payment obligations. Under most of our time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel or if the vessel is requisitioned by its flag state for more than three months.

Other Vessel Employment

        We may employ some of our vessels in the spot charter market. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total fee. Under spot market voyage charters, the vessel owner pays voyage expenses such as port, canal and fuel costs.

Management of Our Fleet

        We provide our own commercial and technical management services for each of our vessels through our subsidiary manager, under the terms of vessel management agreements between our manager and our vessel-owning subsidiaries.

        Commercial management services include the chartering, sale and purchase of vessels and accounting services. Technical management services include:

  •
  providing competent personnel to supervise the maintenance and general efficiency of our vessels;

  •
  arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of our vessels to the standards required by us and in accordance with all requirements and recommendations of our vessels' classification society and applicable national and international regulations;

  •
  ensuring that our vessels comply with the law of their flag state;

  •
  arranging the supply of necessary stores, spares and lubricating oil for our vessels;

  •
  appointing such surveyors and technical consultants as they may consider from time to time necessary;

  •
  operating the vessels in accordance with the ISM Code and the International Ship and Port Facilities Security Code, or ISPS Code;

  •
  developing, implementing and maintaining a safety management system in accordance with the ISM Code;

  •
  arranging the sampling and testing of bunkers; and

  •
  installing plan maintenance system software on-board our vessels.

        Our manager's ISM Code certification to operate our vessels is valid through September 2016. Our manager ensures that our vessels are operated in a safe and proper manner in accordance with our requirements, design parameters, flag state and class requirements, charter party requirements and the ISM Code. We believe our vessels are operated in a manner that protects the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety and the integrity of the vessels.

        As of December 31, 2013 our manager had an in-house staff of 23 employees, which we believe is sufficient to manage the commercial and technical operations of our fleet.

        Through our manager, we are responsible for paying the costs relating to the commercial and technical management of our fleet.

Crewing

        Our manager is responsible for arranging crews for our fleet and is required to, among other things:

  •
  select and supply a suitably qualified crew for each vessel in our fleet;

  •
  pay all crew wages and salaries;

  •
  ensure that the applicable requirements of the laws of our vessels' flag states are satisfied in respect of the rank, qualification and certification of the crew;

  •
  pay the costs of obtaining all documentation necessary for the crew's employment, such as vaccination, certificates, passports, visas and licenses; and

  •
  pay all costs and expenses of transportation of the crews to and from the vessels while traveling.

        We staff each of our vessels with officers and crew who share a common nationality. We believe that on many of our competitors' vessels, language barriers and other tensions between officers and crew of diverse nationalities can lead to poor performance and inefficiency. We believe that by providing entire crews from a similar national background we will improve morale, retain better personnel, and increase efficiency.

        Our manager has entered into contracts with crew manning agents, Status Maritime Corp. and Trans-Global Maritime Agency, Inc., which are responsible for recruiting and entering into contracts with qualified and competent crews, arranging for payment of wages and other compensation related to shipboard service, and managing various administrative tasks necessary to maintain the health and productivity of each crew and to facilitate international travel. We believe that our manning agents have good track records of providing healthy, well experienced, educated and trained seamen. The manning agents' performance during the period of its contracts with our manager is subject to evaluation at the end of each period. Our manager pays the manning agents a monthly amount, which covers the costs and expenses of our manning agents for its provision of crewing services (including the payment of salaries) plus a fee.

        We believe that our arrangement with our manager ensures that our vessels are crewed with qualified seamen that have the licenses required by international regulations and conventions. As of December 31, 2013, we had approximately 173 seagoing staff.

Permits and Authorizations

        We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have obtained or are in the process of obtaining all permits, licenses and certificates currently required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state, and local laws and regulations in force in international waters and the countries in which they operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills, and the management of ballast water and air emissions, wastewater discharges, and other contamination.

        On an international level, our vessels are subject to the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (or SOLAS), the European Union (or the EU) and other international regulatory bodies. In the United States and its territorial waters, these laws and regulations include the Oil Pollution Act of 1990 (or OPA), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA), the U.S. Clean Water Act (or the CWA) , the U.S. Clean Air Act (or the CAA), and the laws and regulations of various state and local regulatory bodies. Compliance with these laws, regulations, and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

        A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master, or equivalent), classification societies, flag state administration (country of registry), charterers and, in particular, terminal operators. Certain of these entities enforce laws requiring us to obtain permits, licenses, and certificates for the operation of our vessels. Failure to maintain these necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels. We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators, and charterers has led to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with environmental laws and regulations applicable to us as of the date of this prospectus. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

  International Maritime Organization

        Our vessels are subject to the standards imposed by the International Maritime Organization, or IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. For example, Annex III of the International Convention for the Prevention of Pollution from Ships (or MARPOL) regulates the transportation of harmful substances in package form and imposes standards on packing, labeling, documentation, stowage, quantity limitations, and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

        The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive Safety Management System, or SMS, that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a "Safety Management Certificate" from the government of the vessel's flag state for each vessel they operate. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Manager has the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Manager is required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Manager and between the second and third years for each vessel by the applicable flag state.

        The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports. As of the date of this prospectus, each of our vessels is ISM code-certified.

  Air Emissions

        Our vessels are affected by the requirements of Annex VI to MARPOL. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for the establishment of special areas known as Emission Control Areas, or ECAs, where there are more stringent controls on sulfur emissions. Ships weighing more than 400 gross tons engaged in international voyages involving ratifying countries, or ships flying the flags of those countries, are required to have International Air Pollution Prevention (IAPP) Certificates. All of the vessels in our fleet have been issued IAPP Certificates.We believe that the operation of our vessels is in substantial compliance with the requirements of Annex VI and that maintaining compliance with Annex VI will not have a negative financial impact on the operation of our vessels.

  Ballast Water Management Convention

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The BWM Convention has not yet entered into force because a sufficient number of states has not adopted it. The IMO has passed a resolution encouraging the ratification of the BWM Convention and calling on those countries that have already ratified it to encourage the installation of compliant ballast water management systems on new ships.

        If mid-ocean ballast exchange is made mandatory at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for oceangoing vessels. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

  Bunkers Convention/CLC State Certificate

        The International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which entered into force in November 2008, imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage.

        Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently $4.0 million plus approximately $5.78 million per gross registered ton above 5,000 gross tons with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the actual fault of the owner or a person in privity to the owner and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. We believe that the operation of our vessels is in substantial compliance with the requirements of the CLC and that maintaining compliance with the CLC will not have a negative financial impact on the operation of our vessels.

        Additional or new conventions, laws, and regulations may be adopted that could adversely affect our ability to manage our vessels.

  The United States Oil Pollution Act of 1990

        OPA established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. While our vessels do not carry oil as cargo, they do carry lubricants and fuel oil (or bunkers) and are therefore subjects our vessels to the requirements of OPA.

        Under OPA, vessel owners, operators, and bareboat charterers are "responsible parties" and are jointly, severally, and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God, or an act of war) for all containment and clean-up costs and other damages arising from discharges, or threatened discharges, of pollutants from their vessels, including bunkers. OPA defines these "other damages" to include:

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  natural resource damages and the costs of assessment thereof;

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  real and personal property damage;

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  net loss of taxes, royalties, rents, fees, and other lost revenues;

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  lost profits or impairment of earning capacity due to property or natural resource damages; and

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  net cost of public services necessitated by a spill response, such as protection from fire, safety, or health hazards and loss of subsistence use of natural resources.

        OPA preserves the right to recover damages under other existing laws, including maritime tort law.

        The liability of responsible parties under OPA is currently the greater of $1,000 per gross ton or $854,400 per non-tank vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of U.S. safety, construction, or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        Under OPA, all owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard certificates of financial responsibility (or COFRs) sufficient to meet their potential liabilities under OPA. Current U.S. Coast Guard regulations require evidence of financial responsibility in the amount of $1,300 per gross ton for non-tank vessels, which includes the OPA liability limit of $1,000 per gross ton for non-tank vessels and the CERCLA liability limit of $300 per gross ton (see "—The United States Comprehensive Environmental Response, Compensation, and Liability Act" below for further details). Under the regulations, owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, guarantee, letter of credit, or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities anywhere in the world, that exceeds the applicable amount of financial responsibility. We have satisfied these requirements and obtained a U.S. Coast Guard certificate of financial responsibility for each of our vessels that call on U.S. waters.

        We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of one billion U.S. dollars per vessel per incident. Although our vessels carry a relatively small amount of bunkers, a spill of oil from one of our vessels could be catastrophic under certain circumstances. We also carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion. Losses as a result of fire or explosion could be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceed our insurance coverage, the payment of those damages could have a severe adverse effect on us.

        The U.S. Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs for our competitors that also require such coverage.

        OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

        Title VII of the Coast Guard and Maritime Transportation Act of 2004 amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a vessel response plan (or a VRP) for each vessel. These VRPs include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. We submitted updated response plans, as required by the U.S. Coast Guard, on January 20, 2014 pursuant to revised regulations and anticipate approval on these plans in the ordinary course.

        As a result of the BP Deepwater Horizon oil spill, a number of bills that could potentially increase or even eliminate the limits of liability under OPA have been introduced in the U.S. Congress. Were such legislation to be enacted, compliance with any new requirements under OPA could substantially increase our costs of operation or require us to incur additional expenses to comply with new laws or implementing regulations.

  The United States Comprehensive Environmental Response, Compensation, and Liability Act

        CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products, whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle, or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages, and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. As described above, owners and operators of vessels must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under CERCLA.

  The Clean Water Act

        The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA, as discussed above. In March 2013, EPA issued a final general permit covering vessel discharges under the CWA that, for the first time, sets numeric effluent limits for ballast water discharges from large commercial vessels. The new Vessel General Permit (or VGP) replaced the prior VGP as of December 2013. The new VGP covers vessel discharges in all U.S. states and territories, including those jurisdictions that implement other aspects of the National Pollutant Discharge Elimination System (or NPDES) program. The permit regulates discharges from non-recreational large vessels (79 feet and over) , such as cruise ships, ferries, barges, mobile offshore drilling units, oil tankers or petroleum tankers, bulk carriers, cargo ships, container ships, other cargo freighters, refrigerant ships, research vessels, and emergency response vessels.

        The most significant change in the new VGP is the inclusion of numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. These requirements correspond with the IMO's requirements under the BWM Convention, as discussed above, and are consistent with the Coast Guard's 2012 ballast water discharge standards described below. The permit also contains maximum discharge limitations for biocides and residuals. The numeric effluent limits in the new VGP will not apply to all vessels. Those that will be required to comply with the numeric limits will do so under a staggered implementation schedule. Certain existing vessels must achieve the numeric effluent limits for ballast water by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Newbuild vessels are subject to the numeric limits upon the effective date of the new permit. Vessels that have deferred deadlines for meeting the numeric standards must meet Best Management Practices, or BMPs, which are substantially similar to requirements under the previous VGP.

        Vessels that are subject to the numeric effluent limits for ballast water can meet these limits in four ways: (1) treat ballast water prior to discharge; (2) transfer the ship's ballast water to a NPDES permitted third party treatment facility; (3) use treated municipal/potable water as ballast water; or (4) not discharge ballast water while within the territorial waters of the United States. As with the prior permit, vessels that are enrolled in and meet the requirements for the Coast Guard's Shipboard Technology Evaluation Program would be deemed in compliance with the numeric limitations. The VGP includes multiple mandatory practices for all vessels equipped with ballast water tanks, such as avoiding the discharge or uptake of ballast water in a manner that could impact sensitive areas (such as marine sanctuaries, preserves, parks, shellfish beds, or coral reefs), routine cleaning of ballast water tanks, using ballast water pumps in lieu of gravity draining, and minimizing ballast water discharges to the extent practicable. Additional changes to the new VGP include numeric limits for exhaust gas scrubber effluent, and monitoring requirements for some larger vessels for graywater, exhaust gas scrubber effluent, and ballast water.

        In addition to the requirements in the new VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements under the CWA's § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

        The new VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (NOIs) to receive permit coverage between six and nine months after the permit's issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. All of our vessels comply with the new VGP requirement.

        The costs associated with obtaining the newly required 2013 VGP permits and meeting related treatment requirements were not material. However, state-specific requirements under the CWA's § 401 and any similar restrictions enacted in the future could increase our costs of operating in the relevant waters.

  National Invasive Species Act

        The U.S. National Invasive Species Act (or the NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. The U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for vessels heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and Hudson Bay), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements.

        The Coast Guard revised its ballast water management regulations, effective June 21, 2012. The revised regulations established standards for allowable concentrations of living organisms in ballast water discharged in U.S. waters that are equivalent to those adopted under the BWM Convention. New vessels constructed on or after December 1, 2013 must comply with the standards on delivery, and existing vessels must comply by their first dry dock after January 1, 2014, but no later than January 1, 2016. If Coast Guard-approved ballast water management systems (or BWMS) are not available by a vessel's compliance date, the vessel may request an extension of the deadline for installation of ballast water treatment technology. The Coast Guard will also review the practicability of implementing more stringent ballast water discharge standards and publish the results of the review by January 1, 2016. While the 2013 VGP imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available. The costs of compliance with the new Coast Guard ballast water management regulations are difficult to predict due to the uncertainty regarding the final standards and the limited number of Coast Guard approved technologies for BWMS.

  The United States Clean Air Act

        The CAA requires EPA to promulgate standards applicable to the emissions of volatile organic compounds (or VOCs) and other air contaminants. To address emissions from large ocean-going vessels, EPA issued Tier 1 emissions standards in 2003 for "Category 3" marine diesel engines on vessels operating in U.S. waters. Category 3 engines are compression-ignition diesel marine engines at or above 30 liters per-cylinder displacement generally used on large oceangoing vessels such as bulk carriers, cruise ships, tankers, and container ships, This Tier 1 standard applies the nitrogen oxides limit contained in Annex VI of MARPOL. EPA has finalized more stringent standards for control of emissions from new marine compression-ignition engines at or above 30 liters per-cylinder. These regulations implement the new engine emission and fuel sulfur limits of MARPOL Annex VI, applicable to all vessels regardless, of flag and signed into law in the United States in 2008. Both U.S. and foreign-flag vessels must meet these requirements up to 200 nautical miles off U.S. coasts.

        The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. In addition, individual states, including California, have attempted to regulate vessel emissions within state waters. For example, the California Ocean Going Vessels Fuel Regulation, most recently updated effective for 2014, imposes limits on sulfur content for both marine gas oil and marine diesel oil. This regulation is enforced up to 24 nautical miles off the coast of California. Any new or more stringent federal or state air emission regulations could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

  Other Environmental Initiatives

        The EU has adopted legislation that (1) requires member states to refuse access to their ports by certain substandard vessels, according to vessel type, flag, and number of previous detentions; (2) obliges members states to inspect at least 25% of vessels using their ports annually and to increase surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

        The EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. EU Directive 2005/EC/33 (amending Directive 1999/EC/32) included marine fuel sulfur content requirements that paralleled those in MARPOL Annex VI. In addition, the EU imposed a 0.1% maximum sulfur content requirement for fuel used by vessels at berth in EU ports, effective January 1, 2010.

        It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. While we do not believe that the costs associated with our compliance with these adopted and proposed EU initiatives will be material, it is difficult to predict what additional legislation, if any, may be promulgated by the EU or any other country or authority.

        Other jurisdictions in which we trade may have additional laws, regulations, and initiatives. Generally, compliance with the laws and regulations in force within the EU and U.S. results in compliance with the laws of those jurisdictions. However, the adoption of additional environmental regulations within those jurisdictions may have an adverse effect on our business.

  Climate Change

        Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol, which entered into force in 2005 and which countries have relied on to produce national plans to reduce greenhouse gas emissions. In January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

        As of January 1, 2013 all new ships must comply with mandatory requirements adopted by the Marine Environment Protection Committee (MEPC) of IMO in July 2011 in part to address greenhouse gas emissions. These requirements add energy efficiency standards through an Energy Efficiency Design Index (EEDI). IMO's Greenhouse Gas Working Group agreed on these guidelines to require all ships to develop and implement a Ship Energy Efficiency Management Plan (SEEMP). The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs.

        In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Any climate control legislation or other regulatory initiatives adopted by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures or operational changes to upgrade our vessels, that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

  Vessel Security Regulations

        On November 25, 2002, the Maritime Transportation Security Act of 2002 (or the MTSA) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in

July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:

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  on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

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  on-board installation of ship security alert systems;

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  the development of vessel security plans; and

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  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid "International Ship Security Certificate" that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the IMO, SOLAS, and the ISPS Code, and we have approved ISPS certificates and plans on board all our vessels, which have been certified by the applicable flag state.

  Inspection by Classification Societies

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of register and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant and, where applicable, special equipment classed are required to be performed as follows:

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  Annual Surveys.  For seagoing ships, annual surveys are conducted for the hull and the machinery; including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate

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  Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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  Class Renewal Survey.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging (depending on the vessel's age and condition of coatings) to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        All vessels are also drydocked or undergo an underwater inspection in lieu of drydocking every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by a member of the International Association of Classification Societies (ABS or BV). All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

  General

        The operation of any dry bulk vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

        We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. In addition, while we believe that the insurance coverage that we plan to obtain will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull & Machinery and War and Strikes Risks Insurance

        We maintain marine hull and machinery and war and strikes risks insurance, which covers the risk of actual or constructive total loss for all of our vessels. Our vessels are each covered up to at least fair market value with particular average deductibles ranging from $100,000 to $175,000 per vessel per incident and third party liability deductibles of $25,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

  Protection and Indemnity Insurance

        Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Clubs, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. We are a member of two P&I Clubs that are both member of the International Group. The thirteen P&I Clubs that comprise the International Group insure approximately 90% of the world's commercial shipping tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group of P&I Clubs exists to arrange collective insurance and reinsurance for P&I Clubs, to represent the views of shipowners and charterers who belong to those Clubs on matters of concern to the shipping industry and to provide a forum for the exchange of information. Each of the constituent P&I Clubs is an independent, non-profit making mutual insurance association or "Club," providing cover for its shipowner and charterer members against liabilities of their respective businesses. Each Club is controlled by its members through a board of directors (or Committee) elected from the membership; the Board (or Committee) retains responsibility for strategic and policy issues but delegates to full-time managers the technical running of the Club.

        Although the Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared between the participating Clubs. The pool provides a mechanism for sharing all claims in excess of $9 million up to a limit of about $7.5 billion. For a layer of claims between $50 million and $2.030 billion the International Group's Clubs purchase reinsurance from the commercial market. The pooling system provides participating Clubs with reinsurance protection at cost to much higher levels than would normally be available in the commercial reinsurance market. As a member of a P&I Club that is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation and that of our commercial manager. We compete primarily with other independent and state-owned dry bulk vessel-owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of dry bulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private ship-owners.

Legal Proceedings

        We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Properties

        We do not own any real property. Other than our vessels, we do not own any material property.

Exchange Controls

        Under Marshall Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

Taxation of the Company

  United States Taxation.

        The following is a discussion of the material U.S. federal income tax considerations applicable to us and is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions based upon the application of U.S. federal income tax law to our particular factual circumstances. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon provisions of the Code as in effect on the date of this prospectus, existing final and temporary regulations thereunder ("Treasury Regulations"), and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below. Statements contained herein that "we believe," "we expect" or similar phrases are not legal conclusions or opinions of counsel. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

        Taxation of Operating Income.    We expect that substantially all of our gross income will be attributable to our time-chartering activities and related services. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States ("U.S. Source International Transportation Income") will be considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax on a gross basis as described below. Gross income attributable to transportation that both begins and ends in the United States ("U.S. Source Domestic Transportation Income") will be considered to be 100.0% derived from sources within the United States and generally will be subject to U.S. federal income tax on a net basis. Gross income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States and generally will not be subject to U.S. federal income tax.

        We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless an exemption from U.S. taxation applies under Section 883 of the Code (the "Section 883 Exemption").

        The Section 883 Exemption.    In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the "Section 883 Regulations"), it will not be subject to the net basis and branch taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. To qualify for the Section 883 Exemption for a particular taxable year a non-U.S. corporation must, among other things, (i) be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an "Equivalent Exemption"); (ii) satisfy one of three stock ownership tests described in the Section 883 Regulations (the "Ownership Test"); and (iii) meet certain substantiation, reporting and other requirements.

        We are incorporated under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we are expected to earn. However, we do not expect to meet the Ownership Test following the offering. Therefore, we believe that we will not qualify for the Section 883 Exemption and that our U.S Source International Transportation Income will not be exempt from U.S. federal income taxation.

        The Net Basis Tax and Branch Profits Tax.    If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income (i.e., 50% of such income) would be treated as effectively connected with the conduct of a trade or business in the United States ("Effectively Connected Income") if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters, and we do not expect to earn income from regularly scheduled transportation or bareboat charters in the future. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from other activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

        Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (imposed at rates of up to 35.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

        Taxation of Gain from the Sale of a Vessel.    On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

        The 4.0% Gross Basis Tax.    If, as we expect, the Section 883 Exemption does not apply and the net basis tax does not apply, we will be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under "—United States Taxation—Taxation of Operating Income," 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

  Marshall Islands Taxation

        Based on the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the law of the Republic of the Marshall Islands, because we and our controlled affiliates do not, and do not expect to, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Republic of the Marshall Islands law. As a result, dividends by our controlled affiliates to us will not be subject to Republic of the Marshall Islands taxation.

MANAGEMENT

Directors and Executive Officers

        Set forth below is certain biographical information about our directors and executive officers.

Name	Age	Position
Corbin J. Robertson, Jr.	66	Chairman
Eleftherios A. Papatrifon	43	Chief Executive Officer and Director
Paul J. Cornell	54	Chief Financial Officer and Director
Vicky Poziopoulou	50	Head Legal Counsel

        Corbin J. Robertson, Jr.    Mr. Robertson has been chairman of our board of directors since our formation in October 2010. Mr. Robertson also serves as Chief Executive Officer and the Chairman of the Board of Directors of GP Natural Resource Partners LLC, the general partner of Natural Resource Partners, LP since October 2002. Mr. Robertson has served as the Chief Executive Officer and Chairman of the Board of the general partners of Western Pocahontas Properties Limited Partnership since 1986, Great Northern Properties Limited Partnership since 1992 and Quintana Minerals Corporation since 1978 and as Chairman of the Board of Directors of New Gauley Coal Corporation since 1986. Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership and New Gauley Coal Corporation are all affiliates of Natural Resource Partners L.P. He also serves as Chairman of the Board of the Cullen Trust for Higher Education and on the boards of the American Petroleum Institute, the National Petroleum Council, Baylor College of Medicine and the World Health and Golf Association. From its inception in January 2005 until its sale in April 2008, Mr. Robertson served as the chairman of the board of directors of QMAR.

        Eleftherios (Lefteris) A. Papatrifon.    Mr. Papatrifon, a co-founder of the company, has served as our chief executive officer since our inception in October 2010 and currently serves on our board of directors. Previously, for a period of approximately 6 years, he served as the Chief Financial Officer and a Director of Excel Maritime Carriers Ltd., a dry bulk shipping company. Prior to that, Mr. Papatrifon accumulated 15 years of experience in Corporate Finance and Asset Management both in the USA and Greece. More specifically, from February 2002 to December 2004, Mr. Papatrifon was the head of the investment banking division at Geniki Bank of Greece, a subsidiary of Société Générale. From July 2000 to February 2002, Mr. Papatrifon was the Head of Asset Management at National Securities, S.A., in Greece. From June 1995 to September 1998, Mr. Papatrifon held various asset management positions at The Prudential Insurance Company of America. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

        Paul J. Cornell.    Mr. Cornell, a co-founder of the company, has served as our Chief Financial Officer since our formation in October 2010 and currently serves on our board of directors. Prior to that, from April 2008 until October 2010, Mr. Cornell was the Chief Financial Officer of Quintana Energy Partners. Mr. Cornell served as the Chief Financial Officer of QMAR from its inception in January 2005 until its sale in April 2008. From 1988 until 2005, Mr. Cornell was employed with Quintana Minerals Corporation, and he served as Vice President of Finance for Quintana Minerals Corporation from 1993 until 2005. He has also served on the boards of Talens Marine & Fuels, AmerCable Holdings, Quality Magnetite LLC and Quintana Minerals Canada. Mr. Cornell received his B.B.A. in Accounting from Niagara University in 1981.

        Victoria (Vicky) Poziopoulou.    Mrs. Poziopoulou, a co-founder of the company, has served as our Head Legal Counsel since our inception in October 2010. Mrs. Poziopoulou qualified as a Greek lawyer in 1991 and an English solicitor in 1992. She holds a Master's degree in law from Queen Mary University, London. She has been practicing shipping law since 1992, first in London with Middleton Potts and then in Athens with various law firms and shipping companies, the last being Excel Maritime Carriers Ltd., where she served as a Head Legal Counsel from 2008 to 2010.

Election of Executive Officers

        Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

        Our board of directors was initially appointed by our parent, Quintana Shipping Investors LLC, and following this offering will be elected annually, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

  Director Independence

        The rules of the NYSE generally require that a majority of the members of a listed company's board of directors be independent within specified periods following the closing of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company's audit, compensation, and governance committees be independent.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of the NYSE. Our board of directors has also determined that Messrs.             ,             and                        , who comprise our audit committee and Messrs.             and            , who comprise our compensation, nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of the NYSE.

Board Committees

        Our board of directors has established an audit committee and a compensation, nominating and governance committee, each of which will have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

  Audit Committee

        Our audit committee is comprised of Messrs.             ,             and            . Mr.                         is the chairman of our audit committee, is our audit committee financial expert, as that term is defined under SEC rules and possesses financial sophistication as defined under the rules of the NYSE. The designation does not impose on Mr.                         any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

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  selecting the independent registered public accounting firm to audit our financial statements;

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  ensuring the independence of the independent registered public accounting firm;

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  discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

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  developing procedures to enable submission of anonymous concerns about accounting or audit matters;

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  considering the adequacy of our internal accounting controls and audit procedures;

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  reviewing related party transactions;

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  approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm; and

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  overseeing our internal audit function.

  Compensation, Nominating and Governance Committee

        Our compensation, nominating and governance committee is comprised of Messrs.             ,             and             . Mr.                         is the chairman of our compensation, nominating and governance committee. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our compensation, nominating and governance committee is responsible for, among other things:

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  reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

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  reviewing and recommending to our board of directors the compensation of our directors;

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  reviewing and approving the terms of any compensatory agreements with our executive officers;

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  administering our stock and equity incentive plans;

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  reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans;

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  establishing and reviewing our overall compensation philosophy;

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  reviewing developments in corporate governance practices;

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  developing and recommending our corporate governance guidelines and policies, and evaluating their sufficiency;

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  reviewing proposed waivers of the code of conduct;

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  overseeing the process of evaluating the performance of our board of directors; and

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  advising our board of directors on corporate governance matters.

        Each of the above committees has a written charter approved by our board of directors. Following the closing of our initial public offering, copies of each charter will be posted on the Investor Relations section of our website.

  Code of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors. The full text of our code of business conduct and ethics will be posted on the Investor Relations section of our website. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in filings under the Exchange Act.

Executive Compensation

  Overview

        Our executive officers receive compensation for the services that they provide to us. With the exception of our Chief Financial Officer, our executive officers are headquartered in Greece and are compensated directly by us. Our Chief Financial Officer is headquartered in the United States, and we pay his compensation indirectly under an administrative services arrangement with Quintana Minerals Corporation (or Quintana Minerals), pursuant to which we reimburse Quintana Minerals for compensation and benefits provided to our Chief Financial Officer for the services he provides to us. This arrangement was put in place to ease the administrative burden of the Company, which is currently not a U.S. taxpayer, with respect to required U.S. tax withholding and reporting with respect to its U.S.-based employees. See "Related Party Transactions—Quintana Minerals."

        In connection with this offering, we are considering the compensation structure and levels that we believe will be necessary for executive recruitment and retention, as well as to transition to a compensation system that will be more transparent to public investors. We are examining the compensation practices of our peer companies and may also review compensation data from the industry generally to the extent the competition for executive talent is broader than a group of selected peer companies.

        We expect that the future compensation of our executive officers will include a significant component of incentive compensation based on our performance and will be designed to attract and retain individuals with the background and skills necessary to successfully execute our business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interest with that of our stockholders, and to reward success in reaching such goals. For example, we foresee granting equity incentive awards to certain employees, including our executive officers, following the completion of this offering, pursuant to a long-term incentive plan that is generally described below. At this time, however, no final determinations have been made with respect to the type of equity incentive awards that may be granted, the number or value of awards, or the timing of any grants.

  2013 Summary Compensation Table

        The following table summarizes the compensation awarded to, earned by or paid to our principal executive officer and our next two most highly-compensated executive officers (our "Named Executive Officers") for the fiscal year ended December 31, 2013.

Name and Principal Position(a)	Year(b)	Salary ($)(c)	Bonus ($)(d)(1)	All Other Compensation ($)(i)(2)	Total ($)(j)
Eleftherios A. Papatrifon, Chief Executive Officer	2013	$500,000	$360,000	$—	$860,000
Paul J. Cornell, Chief Financial Officer	2013	$350,000	$225,000	$55,350	$630,350
Vicky Poziopoulou Head Legal Counsel	2013	$225,000	$150,000	$—	$375,000

(1)
Reflects amounts paid with respect to services provided in fiscal 2013 pursuant to our annual discretionary cash bonus program, which were paid during the first quarter of 2014.

(2)
Includes the following amounts for Mr. Cornell: (a) a $6,000 automobile allowance, (b) a $11,400 employer matching contribution to the Quintana Minerals 401(k) plan and a $21,250 employer contribution to the Quintana Minerals retirement plan, in each case, allocated to Quintana by Quintana Minerals with respect to Mr. Cornell for the year ended December 31, 2013 and (c) reimbursement in the amount of $16,700 for certain spousal travel expenses related to Mr. Cornell's business trips to Greece.

  Employment Agreements

        During 2013, each of our Named Executive Officers was party to an employment agreement governing their respective employment arrangements with us. Each agreement has an initial five-year term that commenced on March 4, 2011, and automatically renews for successive one year periods until terminated in writing by either party at least 60 days prior to a renewal date. The agreements provide the Named Executive Officers with (i) an annual base salary, which is subject to annual review and, in the discretion of Quintana Shipping Investors LLC, upward adjustment, (ii) an annual bonus opportunity based on the achievement of performance targets established annually by Quintana Shipping Investors LLC in its discretion, and (iii) the right to participate in all benefit plans, programs and policies offered to similarly situated employees for which our executives are generally eligible. Specifically, the employment agreements establish the following annual base salary rates (in United States dollars) for the Named Executive Officers: (a) Mr. Papatrifon—$500,000, (b) Mr. Cornell—$350,000, and (c) Ms. Poziopoulou—$225,000. The employment agreements also provide that the Named Executive Officers will be reimbursed for reasonable business expenses incurred in the performance of their duties and, for Mr. Cornell, that he will be reimbursed for additional reasonable expenses incurred when his spouse accompanies him on business travel.

        The material terms of the severance and change in control benefits provided by, and restrictive covenants contained in, these employment agreements are described below in the section titled "Potential Payments Upon Termination or Change in Control."

        In connection with the completion of this offering, we expect that each of our Named Executive Officers will enter into a new or amended employment agreement with us. We expect the new or amended employment agreements will contain similar terms and conditions to the existing employment agreements for our Named Executive Officers, although the terms of such agreements may vary by individual and are currently under consideration and have not yet been finally determined.

  Retirement and Other Benefits

        We and Quintana Minerals maintain employee benefit plans that provide our executive officers and other employees with the opportunity to enroll in health, dental and life insurance plans. Each of these benefit plans require the employee to pay a portion of the premium, with the Company paying the remainder. These benefits are offered on the same basis to all of our employees. We reimburse Quintana Minerals for any costs incurred in providing these benefits for Mr. Cornell.

        Quintana Minerals currently maintains a defined contribution plan intended to qualify under section 401(k) of the Internal Revenue Code (or the 401(k) plan) pursuant to which Mr. Cornell is allowed to contribute amounts of his base compensation and certain employer-provided contributions are made on his behalf, in each case, subject to applicable plan and legal limits. Quintana Minerals matches contributions under the 401(k) plan at a level of 100% of the first 3% of the participant's eligible compensation that is contributed to the plan and 50% of the next 3% of the participant's eligible compensation that is contributed to the plan. In addition, Quintana Minerals contributes 1/12 of Mr. Cornell's base compensation to the defined contribution retirement plan on an annual basis. Mr. Cornell also receives an automobile allowance. As with the other benefits provided to Mr. Cornell, any amounts contributed by Quintana Minerals on his behalf are reimbursed by us. Neither we nor Quintana Minerals maintains a defined benefit pension plan or nonqualified deferred compensation plan. For our Named Executive Officers who reside outside of the United States, we do not provide any company-sponsored retirement plans, and Mr. Papatrifon and Ms. Poziopoulou participate only in a government-sponsored social security retirement program.

        Under Greek law, we may be required to pay, in certain circumstances, legally mandated compensation to our Greek employees on their retirement or dismissal. The compensation paid is a function of, among other factors, an employee's length of service, his salary payable at the time of retirement or dismissal, and the manner of termination. If the employee is not given adequate notice (the adequacy of which is similarly calculated based on length of service and salary), we may be required to pay an amount based on the factors previously listed, subject to a maximum of 24 months' salary. If adequate notice is given or if the employee retires, we will pay the terminated employee approximately 40% of that amount. An actuarial valuation is used to determine the present value of accrued benefits under this law. As of December 31, 2013, we had accrued $0.1 million relating to potential obligations under this law.

  Potential Payments Upon Termination or Change in Control

        The employment agreements with our Named Executive Officers contain certain severance and change in control provisions. Specifically, if a Named Executive Officer's employment is terminated by us without "cause" (as defined in the officer's employment agreement) or by the officer for "good reason" (as defined in the officer's employment agreement), the officer will receive, subject to the execution, delivery and non-revocation of a release of claims agreement, (i) a lump sum cash payment equal to twelve months' worth of the officer's base salary at the rate in effect immediately prior to the date of termination, plus (ii) a lump sum cash payment equal to the officer's annual bonus paid or payable for the preceding calendar year, plus (iii) a pro-rata bonus for the year in which the termination occurs, calculated as the amount of the annual bonus paid or payable for the preceding calendar year, multiplied by a fraction, the numerator of which is the number of days of the year until the date of termination and the denominator of which is 365 (the "pro-rata bonus"), plus (iv) if the officer was participating in a company-sponsored group health plan, reimbursement for the normal employer share of the monthly group health coverage premiums for up to 12 months following termination of employment, provided the officer elects COBRA coverage and does not become eligible for another employer's group health coverage. If the termination of employment without "cause" or by the officer for "good reason" occurs during the three-year period following the effective date of the officer's employment agreement or the two-year period following a "change of control" (as defined in the officer's employment agreement), then the Named Executive Officer will, subject to the execution, delivery and non-revocation of a release of claims agreement, receive the benefits and amounts described in clauses (i), (ii), (iii) and (iv) above, except that the amounts in clause (i) and (ii) will be multiplied by two; provided, that, if the officer is terminated within the two year period following a "change of control" and is offered employment by an affiliate of Riverstone on material terms and conditions that are at least as favorable in the aggregate as those set forth in the employment agreement and such employment would not result in the officer breaching any non-compete or similar restriction, then no severance payments will become due to the officer. For Mr. Papatrifon and Ms. Poziopoulou, the severance payments described above shall be inclusive of any legally required severance pay.

        If a Named Executive Officer's employment is terminated for any other reason, including due to death or disability, the officer will receive only (i) all earned, unpaid base salary and payment for accrued, unused vacation within 30 days of his last day of employment, (ii) any annual bonus payable for the preceding calendar year that has not been paid, (iii) reimbursement for business travel and other business-related expenses, (iv) any entitlements pursuant to benefit plans in which the officer was a participant, and (v) any severance pay or benefits that are required by applicable law. Further, unless a Named Executive Officer's termination of employment is by us for "cause," by the officer without "good reason" or due to an election by the officer not to renew the employment agreement, the officer will receive an amount equal to the pro-rata bonus.

        Under the employment agreements, the Named Executive Officers have also agreed to certain confidentiality, non-competition and non-solicitation covenants. The confidentiality covenants apply during the term of the agreement and perpetually thereafter. The non-competition and non-solicitation covenants apply during the term of the agreement and for one year following the officer's termination of employment (unless the officer's employment ends due to an election by either party not to renew the officer's employment agreement, in which case these covenants will not apply following the officer's termination date). In the event of the breach of a restrictive covenant during a Named Executive Officer's employment with us, the officer could be terminated for "cause" (provided that the breach constituted a material violation of the employment agreement). The employment agreements do not prohibit us from waiving a breach of a restrictive covenant.

Compensation of Directors

        Members of our board of directors do not receive any compensation for their services as directors. Following our initial public offering, we believe that attracting and retaining qualified non-employee directors will be critical to our growth and governance, and we anticipate that we will adopt a director compensation program. We intend to review the non-employee director compensation paid by our peers in establishing the appropriate mix and amount of compensation to be paid to our non-employee directors in the future.

2014 Long-Term Incentive Plan

        In order to incentivize management members, prior to the completion of this offering, we anticipate that our board of directors will adopt a long-term incentive plan for employees, consultants and directors. Our Named Executive Officers and directors will be eligible to participate in this plan, which will become effective upon the consummation of this offering. We anticipate that the long-term incentive plan, which we refer to herein as the "2014 Long-Term Incentive Plan" or the "Plan," will provide for the grant of restricted stock, options, phantom stock, bonus stock, stock appreciation rights, performance awards, annual incentive awards, and other stock-based awards intended to align the interests of participants with those of our stockholders. The following description of the Plan is based on the form we anticipate adopting, but the Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final Plan once adopted.

        Administration.    We anticipate that the Plan will be administered by the compensation, nominating and governance committee, or the "Plan Administrator," with certain decisions subject to approval of our board of directors. The Plan Administrator will have the authority to, among other things, designate participants under the Plan, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the Plan. The Plan Administrator may terminate or amend the Plan at any time with respect to any shares of our common stock for which a grant has not yet been made. The Plan Administrator also has the right to alter or amend the Plan or any part of the Plan from time to time, including increasing the number of shares of our common stock that may be granted, subject to stockholder approval as required by the exchange upon which our common stock is listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant.

        Number of Shares.    Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, the number of shares available for delivery pursuant to awards granted under the Plan is                    shares. There is no limit on the number of awards that may be granted and paid in cash. Shares subject to an award under the Plan that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, are available for delivery pursuant to other awards. The shares of our common stock to be delivered under the Plan will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

        Restricted Stock.    A restricted share grant is an award of common stock that vests over a period of time and that during such time is subject to forfeiture. The Plan Administrator may make grants of restricted shares under the Plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which restricted shares granted to participants will vest. The Plan Administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Dividends made on restricted shares may or may not be subjected to the same vesting provisions as the restricted shares.

        Options.    An option is a right to purchase shares at a specified price during specified time periods. The Plan will permit the grant of options covering our common stock. The Plan Administrator may make option grants under the plan to participants containing such terms as the Plan Administrator shall determine. Options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Options granted under the Plan can be either incentive options (within the meaning of section 422 of the Internal Revenue Code), which have certain tax advantages for recipients, or non-qualified options. Options granted will become exercisable over a period determined by the Plan Administrator. No option will have a term that exceeds ten years. The availability of options is intended to furnish additional compensation to participants and to align their economic interests with those of common stockholders.

        Phantom Stock Awards.    A phantom stock award is a notional share that entitles the grantee to receive shares of common stock following the vesting of the phantom stock award or, in the discretion of the Plan Administrator, cash equivalent to the value of the number of shares of common stock subject to the award. The Plan Administrator may make grants of phantom stock under the plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which phantom stock granted to participants will vest and the times in which phantom stock awards will be paid.

        The Plan Administrator, in its discretion, may grant tandem dividend equivalent rights with respect to phantom stock awards that entitle the holder to receive cash equal to any cash dividends made on our common stock while the phantom stock award is outstanding.

        Bonus Stock.    The Plan Administrator, in its discretion, may also grant to participants shares of common stock that are not subject to forfeiture. The Plan Administrator can grant bonus stock without requiring that the recipient pay any remuneration for the shares.

        Stock Appreciation Rights.    The Plan will permit the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of our common stock on the exercise date over the grant price established for the stock appreciation right on the date of grant. Such excess will be paid in cash or common stock. The Plan Administrator may make grants of stock appreciation rights under the Plan to participants containing such terms as the Plan Administrator shall determine. Stock appreciation rights will have a grant price that may not be less than the fair market value of our common stock on the date of grant. In general, stock appreciation rights granted will become exercisable over a period determined by the Plan Administrator.

        Performance Awards.    A performance award is a right to receive all or part of an award granted under the Plan based upon performance criteria specified by the Plan Administrator. The Plan Administrator will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, shares of our common stock or other awards or property, in the discretion of the Plan Administrator.

        Annual Incentive Awards.    An annual incentive award is a conditional right to receive a cash payment, shares or other award unless otherwise determined by the Plan Administrator, after the end of a specified year. The amount potentially payable will be based upon the achievement of performance goals established by the Plan Administrator.

        Other Stock-Based Awards.    The Plan Administrator, in its discretion, may also grant to participants an award denominated or payable in, referenced to, or otherwise based on or related to the value of our common stock.

        Tax Withholding.    At our discretion, and subject to conditions that the Plan Administrator may impose, a participant's minimum statutory tax withholding with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of shares issuable pursuant to the award based on the fair market value of the shares.

        Anti-Dilution Adjustments.    If any "equity restructuring" event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or "FASB ASC Topic 718," if adjustments to awards with respect to such event were discretionary, the Plan Administrator will equitably adjust the number and type of shares covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the Plan Administrator will adjust the number and type of shares with respect to which future awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to awards were discretionary, the Plan Administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the Plan Administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of shares available under the Plan and the kind of shares or other securities available for grant under the Plan. Furthermore, in the case of (i) a subdivision or consolidation of the common stock (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the Plan, as appropriate, with respect to the maximum number of shares available under the Plan, the number of shares that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

        Change in Control.    Upon a "change in control" (as defined in the Plan), the Plan Administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the Plan Administrator deems appropriate to reflect the change of control.

        Termination of Employment or Service.    The consequences of the termination of a participant's employment, consulting arrangement, or membership on the board of directors will be determined by the Plan Administrator in the terms of the relevant award agreement.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock that will be owned upon the consummation of the offering and the related transactions by:

  •
  each person known by us to be a beneficial owner of more than 5.0% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

        The number of shares and percentages of beneficial ownership before the offering set forth below are based on shares of our common stock issued and outstanding as of                        , 2014 and after giving effect to the                        -for-one stock split (in the form of a stock dividend) that we will effect immediately prior to the effectiveness of the registration statement relating to this offering. The number of shares and percentages of beneficial ownership after the offering are based on                        shares of our common stock to be issued and outstanding immediately after this offering. The number of shares and percentages of beneficial ownership after the offering assume, respectively, no exercise and full exercise of the underwriters' option to purchase additional shares.

        Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, subject to community property laws where applicable.

			Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Assuming the Underwriters' Option is Not Exercised			Assuming the Underwriters' Option is Exercised in Full
Name of Beneficial Owner	Number	Percent	Number	Percent		Number	Percent
Quintana Shipping Investors LLC(1)		100%			%			%
Corbin J. Robertson, Jr.(1)(2)		100%			%			%
Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P.(1)(3)		100%			%			%
Eleftherios A. Papatrifon(4)	—	—			%			%
Paul J. Cornell(5)	—	—			%			%
Vicky Poziopoulou(6)	—	—			%			%
All executive officers and directors as a group (4 persons)(4)(5)(6)	—	100%			%			%

(1)
The address of Quintana Shipping Investors LLC is 601 Jefferson Street, Suite 3600, Houston, Texas 77002. Quintana Shipping Investors LLC owned 100% of our common shares prior to this offering. Quintana Shipping Investors LLC is managed by a seven member board of directors, currently comprised of             . Only Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P. and entities controlled by Mr. Robertson have the power to appoint directors to the board of Quintana Shipping Investors LLC. Accordingly, Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P. and Mr. Robertson may be deemed to share beneficial ownership of the shares of Quintana Shipping Limited held by Quintana Shipping Investors LLC.

(2)
The address of Mr. Robertson is c/o Quintana Minerals Corporation, 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

(3)
Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P., or R/C IV (Cayman), is an investment partnership affiliated with Riverstone/Carlyle Global Energy and Power Fund IV, L.P., or

  R/C IV. R/C IV (Cayman) is controlled by its general partner, which is in turn controlled by its general partner, R/C Energy GP IV, LLC, an affiliate of R/C IV. R/C Energy GP IV, LLC is managed by an eight-person management committee. The principal business address of R/C Energy GP IV, LLC is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(4)
The address of Mr. Papatrifon is 5 Xenias Street, 6th Floor, Kifissa 14562, Greece. Mr. Papatrifon owns 1,660 Series A units in Quintana Shipping Investors LLC and 19,087,457 Series B units (with limited voting rights) in Quintana Shipping Investors LLC but is not deemed to share beneficial ownership of the shares of Quintana Shipping Limited held by Quintana Shipping Investors LLC. For more information regarding the Series B units, refer to Note 3 to our audited consolidated financial statements attached to this registration statement. The Series B units have no voting rights other than the right to vote on certain amendments to the Quintana Shipping Investors LLC Limited Liability Company Agreement (or LLC Agreement) that may adversely impact Series B unitholders as specified in the LLC Agreement.

(5)
The address of Mr. Cornell is 601 Jefferson Street, Suite 3600, Houston, Texas 77002. Mr. Cornell owns 1,245 Series A units in Quintana Shipping Investors LLC and 14,315,593 Series B units (with limited voting rights) in Quintana Shipping Investors LLC but is not deemed to share beneficial ownership of the shares of Quintana Shipping Limited held by Quintana Shipping Investors LLC. For more information regarding the Series B units, refer to Note 3 to our audited consolidated financial statements attached to this registration statement. The Series B units have no voting rights other than the right to vote on certain amendments to the LLC Agreement that may adversely impact Series B unitholders as specified in the LLC Agreement.

(6)
The address of Ms. Poziopoulou is 5 Xenias Street, 6th Floor, Kifissa 14562, Greece. Ms. Poziopoulou owns 3,817,491 Series B units (with limited voting rights) in Quintana Shipping Investors LLC but is not deemed to share beneficial ownership of the shares of Quintana Shipping Limited held by Quintana Shipping Investors LLC. For more information regarding the Series B units, refer to Note 3 to our audited consolidated financial statements attached to this registration statement. The Series B units have no voting rights other than the right to vote on certain amendments to the LLC Agreement that may adversely impact Series B unitholders as specified in the LLC Agreement.

 RELATED PARTY TRANSACTIONS

Certain Relationships

        Following this offering, affiliates of our sponsors will beneficially own approximately        % of our outstanding common stock (approximately        % if the underwriters exercise their over-allotment option in full). Mr. Robertson is the beneficial owner of the controlling interest in the general partner of NRP, which owns and manages coal properties. Riverstone is a private equity firm specializing in the energy industry. Our sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These other investments may create competing financial demands on our sponsors, potential conflicts of interest and require efforts consistent with applicable law to keep the other businesses separate from our operations. Our sponsors and their affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our sponsors continue to beneficially own a significant amount of our equity, they will continue to be able to strongly influence or effectively control our decisions.

        We intend to establish an audit committee upon the closing of the offering in order to, among other things, conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and to approve all such transactions. See "Management—Committees of the Board of Directors."

Registration Rights

        Affiliates of our sponsors will have the right in certain circumstances after consummation of this offering and subject to the term of its lock-up agreement with            , to require us to register its shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us and subject to the term of its lock-up agreement with            will have the ability to exercise certain piggyback registration rights with respect to their shares.

Quintana Minerals

        Quintana Minerals Corporation, an affiliate of Mr. Robertson, provides certain administrative services to us, including paying the compensation of our Chief Financial Officer. Quintana Minerals Corporation provides these services at cost, and we reimburse Quintana Minerals Corporation for expenses incurred in providing these services. Total amounts reimbursed to Quintana Minerals Corporation were $795,219 and $802,775 for the years ended December 31, 2012 and 2013, respectively. Amounts due to related parties as of December 31, 2012 and December 31, 2013 shown in the accompanying audited consolidated financial statements equaled $56,296 and $44,078, respectively, and relate to these charges.

 DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our articles of incorporation and bylaws. We refer you to our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

        Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be incorporated under the Business Corporations Act of the Marshall Islands (or the BCA). Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

        Under our articles of incorporation, our authorized capital stock consists of                common shares, par value $.01 per share, of which                shares were issued and outstanding as of the date of this prospectus and                preferred shares, par value $.01 per share, of which no shares were issued and outstanding as of the date of this prospectus. Upon the consummation of this offering, we will have outstanding                shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

  Common Stock

        Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Please read "Dividend Policy." Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

  Preferred Stock

        Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Authorized but Unissued Capital Stock

        The BCA does not require shareholders' approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which will apply so long as our common stock is quoted on the NYSE, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding number of shares of our common stock.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

        Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

  Removal of Directors; Vacancies

        Our articles of incorporation provide that, subject to any rights of holders of preferred shares, no director may be removed except both for cause and with the affirmative vote of holders of at least a majority of the shares of stock entitled to vote generally in the election of directors. In addition, our articles of incorporation also provide that any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

  No Cumulative Voting

        The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provide otherwise. Our articles of incorporation do not provide for cumulative voting.

  Calling of Special Meetings of Shareholders

        Our bylaws provide that special meetings of our shareholders may be called only by our board.

  Advance Notice Requirements for Shareholder Proposals and Director Nominations

        Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

        Generally, to be timely, a shareholder's notice must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

  Amendments to Our Bylaws

        Our articles of incorporation grants our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Marshall Islands.

  "Blank Check" Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue shares of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Shareholder Action by Written Consent

        Our bylaws permit shareholder action by written consent if consented to by all the shareholders entitled to vote thereon.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers, consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. The right of a dissenting shareholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.

        In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock, or a beneficial interest in the common stock, both at the time the derivative action is commenced and at the time of the transaction to which the action relates, or that his shares or interest therein devolved upon him by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain of directors' fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors and officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

        Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees) to our directors and officers, unless our board of directors otherwise determines, and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and officers.

        The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent

        The registrar and transfer agent for the common stock is the American Stock Transfer & Trust Company, LLC.

Listing

        We intend to apply to list our common stock on the NYSE under the symbol "QSP."

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            shares of common stock outstanding, assuming no exercise of the over-allotment option. The            shares sold in this offering, or            shares assuming the underwriters exercise their over-allotment option in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our "affiliates" as defined under Rule 144. Immediately after consummation of this offering, affiliates of our sponsors will own            shares of common stock. The sale of these shares could have an adverse impact on the price of the common stock or on any trading market that may develop.

        The common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any shares of common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

  •
  1% of the total number of the class of securities outstanding; or

  •
  the average weekly reported trading volume of the common stock for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of common stock for at least six months, would be entitled to sell those shares under Rule 144 without regard to the requirements of Rule 144 other than the current public information requirements. Once a non-affiliate has beneficially owned shares of common stock for at least a year, such non-affiliate may sell those shares without restriction.

        Neither the BCA nor our articles of incorporation nor our bylaws restrict the number of shares of common stock that we may issue without a vote of the shareholders. Any issuance of additional shares of common stock or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash dividends to and market price of, shares of common stock then outstanding. Please read "Description of Capital Stock—Authorized but Unissued Capital Stock."

        In certain circumstances, our sponsors and their affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any shares that they hold. These registration rights may allow such persons holding any shares to require registration of any of these shares and to include any of these shares in a registration by us of other shares, including shares offered by us or by any shareholder. In connection with any registration of this kind, we will indemnify each shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any applicable underwriting discounts, commissions, transfer taxes, expenses of counsel beyond a single law firm for our sponsors paid for by us and any other expenses required by law to be paid for by our sponsors. Except as described below, our affiliates may sell their shares in private transactions at any time, subject to compliance with applicable laws.

        We and our officers, directors, Quintana Shipping Investors LLC and our sponsors have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of                , sell, dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

        Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock. Please read "Risk Factors—Future sales of our common stock could cause the market price of our common stock to decline."

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be applied and construed to make the BCA, with respect to the subject matter thereof, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
• Held at a time and place as designated in the bylaws	• Held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
• May be held within or outside the Marshall Islands	• May be held within or outside Delaware
• Notice:	• Notice:

•

Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting

•

Whenever shareholders are required or permitted to take any action at a meeting, written notice shall state the place, if any, date and hour of the meeting and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting

• A copy of the notice of any meeting shall be given personally or sent not less than 15 nor more than 60 days before the meeting	• Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting
Shareholders' Voting Rights

•

Any action required to be taken or which may be taken by a meeting of shareholders may be taken without meeting if a consent in writing, setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof

•

Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting without prior notice and without a vote if consent is in writing and signed by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting.

• Each shareholder entitled to vote may authorize another person to act for him by proxy	• Each shareholder entitled to vote may authorize another person or persons to act for each shareholder by proxy

Marshall Islands	Delaware

•

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

•

The certificate of incorporation or bylaws may specify the number necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum

• The articles of incorporation may provide for cumulative voting

•

Unless otherwise specified in the certificate of incorporation or by-laws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, affirmative vote of the majority of the shares entitled to vote on the subject matter shall be the act of the shareholders

• The certificate of incorporation may provide for cumulative voting
Directors
• Board must consist of at least one member	• Board must consist of at least one member
• Number of board members may be fixed by the by-laws, by the shareholders, or by action of the board under the specific provisions of a by-law

•

Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

•

Number of board members may be changed by amendment of the by-laws, by the shareholders or by action of the board under the specific provisions of a by-law; however if the board is authorized by the by-laws to change the number of directors, it can only do so by a majority of the entire board

Marshall Islands	Delaware
Dissenters' Rights of Appraisal

•

Shareholders have a right to dissent from certain plans of merger, consolidation or sale of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.

• Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions

•

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets

• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Marshall Islands	Delaware
Shareholders' Derivative Actions

•

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

•

In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law

• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort	• Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders.
• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
• Attorney's fees may be awarded if the action is successful

•

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value $50,000 or less

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective shareholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein.

        This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of owning our common stock to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to Quintana Shipping Limited.

        The following discussion applies only to beneficial owners of our common stock that own the common stock as "capital assets" within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers, tax-exempt organizations, retirement plans or individual retirement accounts, or former citizens or long-term residents of the United States), persons who will hold the stock as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common stock.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective shareholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of our common stock. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances, and each prospective stockholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common stock.

U.S. Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that owns (actually or constructively) less than 10.0% of our equity and that is:

  •
  an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

  •
  a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) incorporated under the laws of the United States or any of its political subdivisions,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

U.S. Federal Taxation of Distributions

        Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common stock generally will constitute dividends, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common stock generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

        Dividends received with respect to our common stock by a U.S. Holder that is an individual, trust or estate (a "U.S. Individual Holder") generally will be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the NYSE on which we expect our common stock to be approved for listing); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days during the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common stock that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

        Special rules may apply to any amounts received in respect of our common stock that are treated as "extraordinary dividends." In general, an extraordinary dividend is a dividend with respect to common stock that is equal to or in excess of 10.0% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a shareholder's adjusted tax basis (or fair market value). If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

        Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such stock. The U.S. Holder's initial tax basis in its stock generally will be the U.S. Holder's purchase price for the shares of stock and that tax basis will be reduced (but not below zero) by the amount of any distributions on the stock that are treated as non-taxable returns of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

        Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by deductions that are allocable to such income. Shareholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common stock.

PFIC Status and Significant Tax Consequences

        Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common stock, either:

  •
  at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

  •
  at least 50.0% of the average of the values of the assets held by us (including the assets of our vessel-owning subsidiaries) at the end of each quarter during such taxable year produce, or are held for the production of, passive income.

        Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute passive income unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

        Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we will be a PFIC for the current taxable year, and we expect that we will not be a PFIC for any future taxable year. We have received an opinion of our U.S. counsel, Vinson & Elkins L.L.P., in support of this position that concludes that the income our subsidiaries earn from our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with those expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based, and its accuracy is conditioned on, representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile, and no assurance can be given that they will continue to be accurate at any time in the future.

        Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our counsel's conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (the "Fifth Circuit") held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a "foreign sales corporation" provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court's holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

        Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

        As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. In addition, if a U.S. Holder owns our common stock during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

        If a U.S. Holder makes a timely QEF election (an "Electing Holder"), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder's adjusted tax basis in its common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make a QEF election with respect to the subsidiary.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

        If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock was treated as "marketable stock," then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder's share of common stock at the end of the taxable year over the holder's adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its shares of common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder's indirect interest in any subsidiary we acquired in the future that was determined to be a PFIC.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year (a "Non-Electing Holder") would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (ii) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in its tax basis with respect to the common stock.

CFC Classification and Significant Tax Consequences

        As discussed above, we will be a CFC for U.S. federal income tax purposes if more than 50.0% of our common stock is owned directly, indirectly or constructively by U.S. Holders each of whom owns 10.0% or more of the total voting power or total value of such common stock (a "10% U.S. Holder"). If we were a CFC, persons who were 10% U.S. Holders on the last day of our taxable year would be required to recognize as ordinary income their pro rata share of certain of our income (including both ordinary earnings and capital gains) for the taxable year, whether or not we made any distributions with respect to our common stock during that taxable year. In addition, special foreign tax credit rules and administrative requirements would apply. A 10% U.S. Holder's adjusted tax basis in its common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in the 10% U.S. Holder's adjusted tax basis in its common shares and would not be taxed again upon such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their common shares for more than one year, any gain from disposition of common shares would be treated as dividend income to the extent of accumulated earnings attributable to such common shares during the time the 10% U.S. Holder held such common shares. For any taxable year in which we were both a PFIC and a CFC, 10% U.S. Holders would be subject to the CFC rules and not the PFIC rules with respect to their shares of our common stock.

        Although we do not believe we will be a CFC following the offering, U.S. Holders purchasing a substantial interest in us should consult their tax advisors with respect to the potential implications of being treated as a 10% U.S. Holder in the event we become a CFC in the future.

U.S. Federal Income Taxation of Non-U.S. Holders

        A beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common stock.

Distributions

        Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder's U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

        In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common stock provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of our common stock is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which the stock is disposed and meet certain other requirements.

Backup Withholding and Information Reporting

        In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common stock will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

  •
  fails to provide an accurate taxpayer identification number;

  •
  is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

        U.S. Holders purchasing more than $100,000 of our common stock in this offering generally will be required to file IRS Form 926 reporting that payment to us. For purposes of determining the total dollar value of common stock purchased by a U.S. Holder in this offering, stock purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

        In addition, individual citizens or residents of the United States holding certain "foreign financial assets" (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by certain financial institutions) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of (i) $50,000 on the last day of the taxable year or (ii) $75,000 at any time during the taxable year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy these reporting obligations. Prospective U.S. Holders should consult their tax advisors regarding their obligations, if any, under this legislation as a result of their purchase, ownership or disposition of our stock.

 NON-UNITED STATES TAX CONSIDERATIONS

        Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to Quintana Shipping Limited.

Marshall Islands Tax Consequences

        The following discussion is based upon the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

        Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on dividends we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common stock.

EACH PROSPECTIVE SHAREHOLDER IS URGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF OWNERSHIP OF SHARES OF OUR COMMON STOCK UNDER ITS PARTICULAR CIRCUMSTANCES.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Jefferies LLC
ABN AMRO Securities (USA) LLC
DVB Capital Markets LLC
Global Hunter Securities, LLC
Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional            shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for legal fees of up to $            incurred in qualification of the offering with the Financial Industry Regulatory Authority (FINRA), which amount is deemed by FINRA to be underwriting compensation.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We intend to apply to list our common stock on the NYSE under the trading symbol "QSP."

        We and all directors and officers, Quintana Shipping Investors LLC and our sponsors have agreed that, without the prior written consent Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Jefferies LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

Whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Jefferies LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of shares to the underwriters; or

  •
  the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions.

        Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Jefferies LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. Financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of ABN AMRO Securities (USA) LLC and DVB Capital Markets LLC are lenders under certain of our credit facilities.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

 SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of the Marshall Islands as a corporation. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

        Certain of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries' assets and a substantial portion of the assets of certain of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. Watson, Farley & Williams LLP, 1133 Avenue of the Americas, New York, New York 10036, as our registered agent, can accept service of process on our behalf in any such action.

        In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

INDUSTRY AND MARKET DATA

        The discussions contained under the heading "The International Dry Bulk Shipping Industry" and "Dry Bulk Shipping Industry Trends" have been reviewed by SSY, which has confirmed to us that SSY believes they accurately describe the international dry bulk shipping market as of the date of this prospectus.

        The statistical and graphical information we use in this prospectus has been compiled by SSY from its database and other industry sources. SSY compiles and publishes data for the benefit of its clients. In connection therewith, SSY has advised that (i) certain information in SSY's database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in SSY's database and (iii) while SSY has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

LEGAL MATTERS

        The validity of the common stock and certain other legal matters, including tax matters, with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley and Williams LLP. Certain other legal matters, including tax matters, will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. The underwriters have been represented in connection with this offering by Morgan, Lewis & Bockius LLP.

EXPERTS

        The consolidated financial statements included in this prospectus have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report thereon appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the ability to continue as a going concern). Such report is included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 regarding the common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549 or from the SEC's website on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.

        Following the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above.

FORWARD-LOOKING STATEMENTS

        This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." All statements in this document that are not statements of historical fact are forward-looking statements. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "anticipate," "estimate," "intend," "project," "forecast," "plan," "potential," "will," "may," "should," "expect" or similar terms.

        Forward-looking statements include, but are not limited to, such matters as:

  •
  our future operating or financial results and our future revenues and expenses;

  •
  statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

  •
  our anticipated general and administrative expenses;

  •
  statements about shipping industry trends, including charter hire rates and factors affecting supply and demand;

  •
  our continued ability to enter into time charters with our customers;

  •
  our ability to obtain additional financing;

  •
  expectations regarding the availability of vessel acquisitions; and

  •
  our business strategy and other plans and objectives for future operations.

        Forward-looking statements are based upon assumptions, expectations, projections, intentions and beliefs as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements included herein. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled "Risk Factors."

        We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Exhibit A

Glossary of Shipping Terms

        Following are definitions of certain shipping terms used in this Prospectus.

        Annual Survey—The inspection of a vessel by a classification society, on behalf of the country whose flag a vessel flies, or the flag state, that takes place every year.

        Bareboat Charter—See "The International Dry Bulk Shipping Industry."

        Bunkers—Heavy fuel oil used to power a vessel's engines.

        Capesize—See "The International Dry Bulk Shipping Industry."

        Charter—The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

        Charterer—The individual or company hiring a vessel.

        Charter Hire Rate—A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.

        Classification Society—An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of residence of such vessel and the international conventions of which that country is a member.

        Deadweight Ton—"dwt"—A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

        Demise Charter—See "Bareboat Charter" above.

        Draft—Vertical distance between the waterline and the bottom of the vessel's keel.

        Dry Bulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

        Dry Bulk Carriers—Vessels that are specially designed and built to carry large volumes of dry bulk.

        Drydocking—The removal of a vessel from the water for inspection or repair of submerged parts.

        Gross Ton—Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

        Handymax—See "The International Dry Bulk Shipping Industry."

        Hull—The shell or body of a vessel.

        International Maritime Organization—"IMO"—A United Nations agency that issues international trade standards for shipping.

        Intermediate Survey—The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

        ISM Code—The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

A-1

        Kamsarmax—See "The International Dry Bulk Shipping Industry."

        Newbuilding—A newly constructed vessel.

        Newcastlemax—See "The International Dry Bulk Shipping Industry."

        Off-Hire—The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

        OPA—The United States Oil Pollution Act of 1990 (as amended).

        Panamax—See "The International Dry Bulk Shipping Industry."

        Post-Panamax—See "The International Dry Bulk Shipping Industry."

        Protection and Indemnity Insurance—Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

        Scrapping—The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

        Short-Term Time Charter—A time charter which lasts less than approximately 12 months.

        Sister Ships—Vessels of the same class and specification which were built by the same shipyard.

        SOLAS—The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

        Special Survey—The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

        Spot Market—The market for immediate chartering of a vessel usually for single voyages.

        Supramax—See "The International Dry Bulk Shipping Industry."

        Time Charter—See "The International Dry Bulk Shipping Industry."

        Ton—1,000 kilograms.

        Vessel Operating Expenses—The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.

        Voyage Charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

        Voyage Expenses—Expenses incurred in connection with a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance.

A-2

QUINTANA SHIPPING LTD.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
Quintana Shipping Limited.
Majuro, Republic of the Marshall Islands

        We have audited the accompanying consolidated balance sheets of Quintana Shipping Limited and subsidiaries (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Quintana Shipping Limited and subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b), the Company has net liabilities of $23.4 million at December 31, 2013 and has significant obligations that come due within the next twelve months and does not currently have committed financing to fund these obligations. These conditions indicate a material uncertainty which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
March 19, 2014

QUINTANA SHIPPING LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

(Expressed in United States Dollars)

		As of December 31,
	Notes	2012	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents		3,234,917	3,736,145
Trade accounts receivable, net		66,290	1,320,356
Inventories		896,189	769,183
Prepaid expenses		291,853	320,531
Other current assets		238,544	205,949

TOTAL CURRENT ASSETS		4,727,793	6,352,164

FIXED ASSETS
Advances for vessels under construction	5	9,730,593	36,232,799
Vessels, net	4	276,860,480	299,052,823
Other fixed assets, net	7	148,853	111,466

TOTAL FIXED ASSETS		286,739,926	335,397,088

OTHER NON-CURRENT ASSETS
Deferred finance costs, net	6	1,531,557	1,904,914
Derivative instruments	9	—	248,879
Restricted cash	8	3,510,000	4,510,000
Other assets		81,713	109,890

TOTAL ASSETS		296,590,989	348,522,935

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	8	12,613,600	24,283,600
Trade accounts payable		945,203	1,746,395
Accrued expenses	10	1,803,265	2,472,870
Unearned revenue	11	480,239	463,858
Derivative instruments	9	592,125	730,280
Due to related parties	3	56,296	44,078

TOTAL CURRENT LIABILITIES		16,490,728	29,741,081

NON-CURRENT LIABILITIES
Derivative instruments	9	463,364	17,850
Other long term liabilities		—	99,457
Long-term debt	8	126,908,850	134,375,250
TOTAL LIABILITIES		143,862,942	164,233,638
COMMITMENTS AND CONTINGENCIES	18
SHAREHOLDERS' EQUITY
Common Stock, 0.01 par value 500 shares authorized, issued and outstanding at December 31, 2012 and December 31, 2013	12	5	5
Additional paid-in capital	12	158,924,995	192,261,536
Accumulated deficit		(6,196,953)	(7,972,244)

TOTAL SHAREHOLDERS' EQUITY		152,728,047	184,289,297

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		296,590,989	348,522,935

The accompanying notes are an integral part of these consolidated statements.

QUINTANA SHIPPING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(Expressed in United States Dollars—except per share data)

	Notes	For the year ended December 31, 2012	For the year ended December 31, 2013
REVENUES
Revenues		30,645,906	32,644,704
Commissions		(1,534,338)	(1,630,702)

Revenues, net		29,111,568	31,014,002

EXPENSES
Voyage expenses		175,643	92,349
Vessel operating expenses	13	10,111,695	11,762,197
General and administrative expenses	14	4,820,999	5,579,038
Depreciation	4,7	9,830,716	10,817,038
Other operating income		(125,397)	(135,251)

Operating income		4,297,912	2,898,631

OTHER INCOME/(EXPENSES), NET
Interest and finance costs	6,15	(4,828,472)	(4,417,722)
Interest income		3,014	5,795
Loss on derivative instruments	9	(1,443,029)	(163,437)
Foreign exchange loss, net		(40,537)	(24,034)

Total other expenses, net		(6,309,024)	(4,599,398)

Net loss before taxes		(2,011,112)	(1,700,767)

US Source income tax	16	(32,119)	(74,524)

Net loss		(2,043,231)	(1,775,291)

Loss per share, basic and diluted	19	(4,086.46)	(3,550.58)
Weighted average number of shares, basic and diluted		500	500

The accompanying notes are an integral part of these consolidated statements.

QUINTANA SHIPPING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(Expressed in United States Dollars)

	For the year ended December 31, 2012	For the year ended December 31, 2013
Cash flows from operating activities
Net loss	(2,043,231)	(1,775,291)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	9,830,716	10,817,038
Amortization of deferred financing costs	335,589	579,743
Change in fair value of derivatives	961,871	(556,238)
Changes in operating assets and liabilities, net:
(Increase) in trade accounts receivable	(56,781)	(1,254,066)
(Increase)/decrease in inventories	(188,173)	127,006
(Increase) in prepaid expenses and other current and non-current assets	(224,217)	25,740
(Decrease)/increase in trade accounts payable	(451,120)	249,496
Increase in accrued expenses	121,932	669,605
Increase in other long term liabilities	—	99,457
(Decrease) in unearned revenue	(125,695)	(16,381)
Increase/(decrease) in due to related parties	5,787	(12,218)

Net cash provided by operating activities	8,166,678	8,953,891

Cash flows from investing activities
Increase in restricted cash	(1,000,000)	(1,000,000)
Additions to vessel cost	(24,142,809)	(32,648,790)
Advances for vessels under construction	(25,128,252)	(26,236,598)
Additions to other fixed assets	(48,708)	(37,116)

Net cash used in investing activities	(50,319,769)	(59,922,504)

Cash flows from financing activities
Proceeds from long-term debt	35,460,000	34,120,000
Principal repayments of long-term debt	(9,111,800)	(14,983,600)
Proceeds from shareholders capital contributions	14,950,000	33,336,541
Payments of debt financing costs	(567,200)	(953,100)
Payments of offering costs	—	(50,000)

Net cash provided by financing activities	40,731,000	51,469,841

Net (decrease)/increase in cash and cash equivalents	(1,422,091)	501,228

Cash and cash equivalents at beginning of the year	4,657,008	3,234,917

Cash and cash equivalents at end of year	3,234,917	3,736,145

Supplemental cash flow information:
Cash paid during the year for interest net of amounts capitalized	4,677,752	4,661,776
Amounts owed for capital expenditures at the end of year	87,807	551,696

The accompanying notes are an integral part of these consolidated statements.

QUINTANA SHIPPING LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(Expressed in United States Dollars)

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
Balance, December 31, 2011	500	5	143,974,995	(4,153,722)	139,821,278

Capital contributions—cash (Note 12)	—	—	14,950,000	—	14,950,000
Net loss	—	—	—	(2,043,231)	(2,043,231)

Balance, December 31, 2012	500	5	158,924,995	(6,196,953)	152,728,047

Capital contributions—cash (Note 12)	—	—	33,336,541	—	33,336,541
Net loss	—	—	—	(1,775,291)	(1,775,291)

Balance, December 31, 2013	500	5	192,261,536	(7,972,244)	184,289,297

The accompanying notes are an integral part of these consolidated statements.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise)

1. Basis of Presentation and General Information

        The accompanying consolidated financial statements include the accounts of Quintana Shipping Limited and its wholly owned subsidiaries (collectively, the "Company").

        Quintana Shipping Limited is a holding company incorporated on October 26, 2010, under the Laws of the Republic of the Marshall Islands. Through its subsidiaries, the Company is engaged in the marine transportation of dry bulk cargoes through the ownership and operation of dry bulk vessels.

        The majority shareholding of the Company is held by Quintana Shipping Investors LLC which is controlled by companies directly and indirectly controlled by Corbin J. Robertson Jr. and Riverstone/Carlyle Global Energy and Power Fund IV, LP.

        The Company is the sole owner of all of the outstanding shares of the following subsidiaries as of December 31, 2013, each of which was formed in the Marshall Islands for the purpose of owning a vessel in the Company's fleet:

Company	Vessel type	Deadweight tonnage (in tonnes)	Built	Vessel delivery date
Q Jake Shipping LLC	Kamsarmax	82,188	2011	June 10, 2011
Q Arion Shipping LLC	Kamsarmax	82,188	2011	September 7, 2011
Q Ioanari Shipping LLC	Kamsarmax	81,526	2011	September 29, 2011
Q Myrtalia Shipping LLC	Capesize	177,979	2011	October 24, 2011
Q Gayle Shipping LLC	Capesize	206,565	2011	December 6, 2011
Q Keen Shipping LLC	Kamsarmax	81,586	2012	April 30, 2012
Q Shea Shipping LLC	Panamax	76,939	2007	June 21, 2012
Q Sue Shipping LLC	Post Panamax	84,943	2013	November 27, 2013
Q Deb Shipping LLC	Post Panamax	84,943	2014	January 31, 2014
Q Kaki Shipping LLC (1)	Capesize	180,560	2014	September 2014
Q Houston Shipping LLC (1)	Capesize	180,560	2014	October 2014
Q Anastasia Shipping LLC (1)	Capesize	180,000	2014	November 2014
Q Amreen Shipping LLC (1)	Capesize	180,000	2015	February 2015

(1)
Estimated completion date for vessel.

        The operations of all the Company's vessels are managed by a wholly owned subsidiary, Quintana Ship Management Ltd.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

1. Basis of Presentation and General Information (Continued)

        Major Charterers: For the years ended December 31, 2012 and 2013 the following charterers individually accounted for more than 10% of the Company's charter revenues:

Company	December 31, 2012	December 31, 2013
Swissmarine Services S.A.	39%	44%
Torvald Klaveness	21%	13%
Global Marine Investments	10%	—
Vitol S.A.	19%	18%
Cargill	—	11%
K Line	—	13%

        There are many charterers that are active in the market where the Company's vessels are offered for charter, and management has determined that the concentration of its business with a limited number of customers does not pose a significant risk.

2. Significant Accounting Policies:

(a)
Principles of consolidation:    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Quintana Shipping Ltd. and its wholly owned subsidiaries referred to in Note 1. All intercompany balances and transactions have been eliminated upon consolidation.

(b)
Going concern:    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company's ability to fund its working capital requirements and to fund the contractual obligations associated with its newbuild contracts (see note 18) as they come due.

  The Company has a working capital deficit of $23.4 million (including current borrowings of $24.3 million) as of December 31, 2013 and has commitments to the shipyards for its newbuilding vessels to be delivered through December 31, 2014 of $175.0 million. As of December 31, 2013, the Company has available borrowings under its borrowing facilities of $40.7 million.

  The Company has funded its obligations to date through cash flows from operations, bank borrowings and contributions from its shareholders. Management intends to continue to fund its cash flow requirements through these sources. In addition, management believes that if these sources did not provide adequate financing to fund its cash flow needs there are various actions it could take including, but not limited to, the sale of a vessel, the sale of a new build contract or deferring an instalment payment related to its new build contracts.

  While management believes the sources of financing will be adequate to fund its obligations for the upcoming twelve months, the Company does not have committed bank financing or committed shareholder financing adequate to cover its financial obligations that come due in the year ending December 31, 2014 and the other actions management could take are not entirely within the control

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

2. Significant Accounting Policies: (Continued)

  of the Company. As a result, these factors raise a material uncertainty about the Company's ability to fund its obligations as they come due, which raises substantial doubt about the Company's ability to continue as a going concern.

(c)
Use of estimates:    The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value of vessels, useful life of vessels and the fair value of derivative instruments. Actual results could differ from those estimates.

(d)
Other comprehensive income/(loss):    The Company follows the accounting guidance related to Reporting of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity. The Company has no such transactions which affect comprehensive income and accordingly comprehensive loss equals net loss for the periods presented.

(e)
Foreign currency translation:    The functional currency of the Company and each of its subsidiaries is the U.S. Dollar. Each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate ruling at the balance sheet date and any gains or losses are included in the consolidated statement of operations.

(f)
Cash and cash equivalents:    Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturities of three months or less and which are not restricted for use or withdrawal.

(g)
Restricted cash:    Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

(h)
Trade accounts receivable, net:    Trade accounts receivable, net includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. At the balance sheet date, no provision for doubtful accounts was considered necessary, for any of the periods presented.

(i)
Inventories:    Inventories consist of lubricants on board the vessels, which are stated at the lower of cost or market at the end of the period. Costs are determined by the first in, first out method.

(j)
Vessels net:    Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon the acquisition (initial repairs, improvements and delivery expenses, interest and

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

2. Significant Accounting Policies: (Continued)

  on-site supervision costs incurred during the construction periods) less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Vessels acquired as a part of an acquisition are recognized at their fair value as at the date of the acquisition.

(k)
Advances for vessels under construction:    Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, net". Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses related to the construction of the vessels. Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company.

(l)
Vessel depreciation:    Depreciation is computed using the straight-line method over the vessel's estimated remaining useful life, after considering the estimated salvage value. A vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate which is estimated to be $250 per lightweight ton. Management estimates the useful life of the Company's vessels from the date of initial delivery from the shipyard to be 25 years. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(m)
Impairment of long-lived assets:    The Company reviews its long-lived assets held and used, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review of the carrying amount of each of the Company's vessels as of December 31, 2012 and 2013 indicated that such carrying amounts were recoverable.

(n)
Dry-docking costs and surveys:    Dry-docking and survey costs are expensed in the period incurred and are disclosed separately in the consolidated statements of operations.

(o)
Repairs and maintenance:    All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are expensed when incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

2. Significant Accounting Policies: (Continued)

(p)
Deferred financing costs:    Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, in accordance with the accounting guidance regarding Debt—Modifications and Extinguishments. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, in accordance with the provisions of the accounting guidance relating to Debt—Modifications and Extinguishments.

(q)
Derivative instruments:    The Company enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (Notes 8 and 9). When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2012 and 2013 no derivatives were accounted for as accounting hedges.

(r)
Fair value measurement:    In accordance with the requirements of accounting guidance relating to Fair Value Measurement, the Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.
(s)
Pension and retirement benefit obligations—crew:    The ship-owning companies included in the accompanying consolidated financial statements employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, the Company is not liable for any pension or post retirement benefits.

(t)
Prepaid expenses:    The prepaid expenses included as an asset in the accompanying consolidated balance sheets consist of actual payments that occurred in the relevant reported period for goods, services, and benefits that will be received in a future period.

(u)
Revenues and expenses:    The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time charter, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Time charter revenues are recognized as earned on the straight-line basis over the term of the charter as service is provided. Expenses relating to the Company's time charters are vessel operating expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

2. Significant Accounting Policies: (Continued)

  by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense and other minor miscellaneous expenses. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents' fees, canal dues, extra war risks insurance and any other expenses related to the cargo).Voyage expenses are expensed as incurred.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Commissions (address and brokerage), regardless of charter type, are paid by the Company and or are deducted from revenues to arrive at net revenues in the accompanying consolidated statements of operations.

(v)
Segment reporting:    The Company reports financial information and evaluates its operations by total charter revenues and not by the type of ship employment for its customers. The Company's vessels have similar operating and economic characteristics. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(w)
Recent accounting pronouncements:    There are no recent accounting pronouncements that their adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

3. Related Party Transactions

        Quintana Minerals Corporation an affiliate of Corbin J. Robertson Jr, who is the Chairman of the Board of Directors of the Company and an affiliate of an investor in the sole shareholder in the Company, provides certain administrative services to the Company at cost, and the Company reimburses Quintana Minerals Corporation for expenses incurred in providing these services. Total amounts reimbursed to Quintana Minerals Corporation were $795,219 and $802,775 for the years ended December 31, 2012 and 2013 respectively. Due to related parties as of December 31, 2012 and 2013 shown in the accompanying consolidated financial statements amount to $56,296 and $44,078 and relate to these charges.

Profits Interest Plan

        Quintana Shipping Investors LLC maintains a profits interest plan (the Plan) for the benefit of certain of our employees. Because the Plan is intended to compensate these employees with respect to the services they perform for our benefit, any associated compensation expense would be reflected in our financial statements.

        Under this plan, certain employees are granted Series B-1 units in Quintana Shipping Investors LLC ("the Units"). Holders of Units are entitled to receive distributions from Quintana Shipping Investors LLC when there is a distribution, as defined by the LLC agreement. The employees do not, based on the current

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

3. Related Party Transactions (Continued)

agreement, have any right to distributions by the LLC. The ultimate amount, if any, received by each of the Unit holders will vary depending on the actual return to the LLC shareholders and only after our shareholders have received an amount equal to their aggregate capital contributions along with a specified return, will the Unit holders receive any distribution.

        On March 4, 2011, the Board of Directors authorized the issuance of up to 47,718,643 Class B Units to employees of which 39,606,473 have been granted to date. The Class B Units vest 25% in year one, 25% in year two, 20% in year three and 30% on the sale or disposition by the Riverstone of 100% of its ownership to a third party. Unvested units fully vest immediately in certain instances including in connection with a change of control or a liquidation event.

        Based on the terms of these awards, there has been no compensation expense recognized associated with these awards during the periods presented. These awards may result in future compensation expense based on any ultimate distribution to the holders of these awards.

4. Vessels, Net

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2011	229,817,327	(2,187,499)	227,629,828
Vessel acquisitions	24,161,524	—	24,161,524
Vessels delivered under construction contract	34,811,667	—	34,811,667
Depreciation	—	(9,742,539)	(9,742,539)

Balance, December 31, 2012	288,790,518	(11,930,038)	276,860,480

Vessel acquisitions	—	—	—
Vessels delivered under construction contracts	32,934,878	—	32,934,878
Depreciation	—	(10,742,535)	(10,742,535)

Balance, December 31, 2013	321,725,396	(22,672,573)	299,052,823

        All the Company's vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as at December 31, 2012 and 2013.

        During 2013, the Company acquired the Q Sue, a 2013-built Post Panamax bulk carrier with a carrying capacity of 84,943 dwt, for an amount of $32,934,878. The Company took delivery of the vessel on November 27, 2013.

5. Advances for Vessels under Construction

        The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

5. Advances for Vessels under Construction (Continued)

        Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized on advances for vessels under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2012 and 2013 was $399,093 and $1,756,434 respectively.

        During the years ended December 31, 2012 and 2013, the movement of the account, advances for vessels under construction, was as follows:

Balance, December 31, 2011	19,344,916

Advances paid	23,900,000
Capitalized costs	1,297,344
Vessels delivered	(34,811,667)

Balance, December 31, 2012	9,730,593

Advances paid	56,285,000
Capitalized costs	3,152,084
Vessels delivered	(32,934,878)

Balance, December 31, 2013	36,232,799

        On October 22, 2012, the Company entered into an agreement with Lavender Maritime S.A., for the construction of two 84,943 dwt Kamsarmax carriers to be constructed at Sasebo Shipyard (the "Sasebo") which were scheduled to be delivered in November 2013 and February 2014, respectively, for a purchase price of $31,600,000 each. The vessels will be named Q Sue and Q Deb. On October 29, 2012, the Company paid the Shipyard a first installment of $4,740,000 for each vessel as per the terms of the shipbuilding contract. Another two installments totaling $4,740,000 for each vessel were due and paid under the shipbuilding contract between January 2013 and October 2013. The last installment totaling $22,120,000 for each vessel was due and paid under the shipbuilding contract two days prior to the delivery of the vessels which occurred on November 27, 2013 for Q Sue and on January 31, 2014 for Q Deb. The Company has funded the balance of the purchase price with a combination of cash on hand and borrowings.

        On March 21, 2013 the Company entered into a shipbuilding agreement with Sungdong Shipbuilding & Marine Engineering Co., LTD for the construction of two 180,000 dwt Capesize carriers to be constructed at Sungdong Shipyard ("Sungdong") and scheduled to be delivered in November 2014 and February 2015, respectively, for a purchase price of $47,000,000 each. The vessels will be named Q Anastasia and Q Amreen. On May 20, 2013, the Company paid Sungdong a first installment of $4,700,000 for each vessel as per the terms of the shipbuilding contract. On February 10, 2014 the Company paid Sungdong a second installment totaling $7,050,000 for the Q Anastasia as per the terms of the shipbuilding contract. Another two installments totaling $11,750,000 for the Q Anastasia and three installments totaling $18,800,000 for the Q Amreen are due under the shipbuilding contract between March 2014 and November 2014. The last installment totaling $23,500,000 for each vessel is due under the shipbuilding contract two days prior to the delivery of the vessels which is expected in November 2014 and February 2015. The Company will fund the balance of the purchase price with a combination of cash on hand and borrowings.

        On May 31, 2013 the Company entered into an agreement with Lavender Maritime S.A., for the construction of two 180,560 dwt Capesize carriers to be constructed at Koyo Dockyard Co. Ltd. Of Imabari

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

5. Advances for Vessels under Construction (Continued)

Shipbuilding Co., Ltd ("Imabari") and scheduled to be delivered in October and November 2014, respectively, for a purchase price of $51,000,000 and $50,900,000. The vessels will be named Q Houston and Q Kaki. On June 5, 2013 the Company paid Imabari a first installment of $7,650,000 and $7,635,000 for each vessel as per the terms of the agreement. On February 3, 2014 the Company paid Imabari a second installment totaling $2,545,000 for the Q Kaki and $2,550,000 for the Q Houston as per the shipbuilding contract. Another installment totaling $5,090,000 and $5,100,000 for each vessel is due under the shipbuilding contract between March 2014 and August 2014. The last installment totaling $35,630,000 and $35,700,000 for each vessel is due under the agreement contract two days prior to the delivery of the vessels which is expected in September and October 2014. The Company will fund the balance of the purchase price with a combination of cash on hand and borrowings.

        On December 27, 2013, the Company signed a letter of intent with Lavender Maritime S.A., for a 84,943 dwt Kamsarmax carrier to be constructed at Sasebo Shipyard which is scheduled to be delivered in the third quarter of 2015, for approximate purchase price of $34,624,100.

6. Deferred Finance Costs, Net

        Deferred finance costs, net are comprised of the following:

Balance, December 31, 2011	1,299,946

Additions	567,200
Amortization—capitalized to vessels, net	(22,117)
Amortization—recorded as expenses	(313,472)

Balance, December 31, 2012	1,531,557

Additions	953,100
Amortization—capitalized to vessels, net	(245,571)
Amortization—recorded as expense	(334,172)

Balance, December 31, 2013	1,904,914

        Amortization of deferred finance costs, is included in interest and finance costs in the accompanying consolidated statements of operations.

7. Other Fixed Assets, Net

        Other fixed assets, net representing office furniture, computer hardware and software and telecommunications equipment, and which are depreciated on a straight-line basis between two to four years, comprise of cost of $ 313,176 and $ 350,292 and accumulated depreciation of $ 164,323 and $ 238,826 for the years ended December 31, 2012 and 2013.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

8. Long-Term Debt

        The table below presents the loans and the amounts outstanding as at December 31, 2012 and 2013.

	2012	2013
ABN AMRO Bank N.V.(a)(b)(c)	71,034,250	75,534,250
DVB Bank B.V(d)	68,488,200	63,624,600
Nordea Bank Finland PLC(e)	—	19,500,000

Total	139,522,450	158,658,850

Disclosed as follows on the consolidated balance sheet	2012	2013
Current portion of long-term debt	12,613,600	24,283,600
Long-term debt	126,908,850	134,375,250

Total	139,522,450	158,658,850

        Loans bear interest at LIBOR plus a margin. The weighted average interest rate of the Company's long-term debt for the years ended December 31, 2012 and 2013 was 3.72% and 3.88%, respectively. Total interest incurred on long-term debt for the years ended December 31, 2012, and 2013 amounted to $4,845,896, and $5,373,108, respectively, net of interest capitalized of $399,093 and $1,357,341 for the years ended December 31, 2012 and 2013 respectively.

        The minimum annual principal payments, in accordance with the loan agreements, required to be made after December 31, 2013 is as follows:

To December 31,
2014	24,283,600
2015	13,423,600
2016	11,543,600
2017	83,337,850
2018	13,070,200
2019 and thereafter	13,000,000

Total	158,658,850

        As of December 31, 2013, an aggregate amount of $40,660,000 was available for draw down under the secured credit facilities for the newbuilding vessels.

(a)
ABN AMRO BANK N.V.: On June 7, 2011, a secured loan facility was signed with ABN AMRO BANK N.V. for an amount of $41,100,000 to partly finance the purchase of the Q Jake and the Q Ioanari (Note1), comprising of two tranches, one for each vessel, of $25,200,000 and $15,900,000 respectively. Tranche A of $25,200,000, which relates to Q Jake, was drawn on June 8, 2011. Tranche B of $15,900,000, which relates to Q Ioanari, was drawn on September 29, 2011. The loan bears interest at LIBOR plus a margin of 3.1%.

  The Company entered into a supplemental agreement on September 2, 2011 for an amount of $ 19,619,250 in one lump sum (Tranche C) to partly finance the purchase price of the Q Arion.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

8. Long-Term Debt (Continued)

  Tranche C of $ 19,619,250 was fully drawn on September 2, 2011. The loan bears interest at LIBOR plus a margin of 3.1%.

  On June 14, 2012 the Company entered into a second supplemental agreement for an amount of $12,000,000 in one lump sum (Tranche D) to partly finance the purchase price of Q Shea. Tranche D of $12,000,000 was fully drawn on June 19, 2012. The loan bears interest at LIBOR plus a margin of 3.75%.

  The main terms, as defined by the debt agreement and conditions of the secured loan are as follows:

  •
  Loan amount outstanding as of December 31, 2013 of $60,914,250 is repayable in 14 equal quarterly consecutive installments of $450,000 and $250,000 for Tranche A and Tranche D and 15 equal quarterly consecutive installments of $290,000 and $355,000 for Tranche B and C. A balloon payment of $14,400,000, $7,000,000, $8,940,000 and $11,099,250 paid together with the last installment respectively for each tranche, is payable in the second quarter of 2017 for Tranche A and Tranche D and in the third quarter of 2017 for Tranche B and C.

  •
  The market value of the secured vessels to be at least 140% of the loan outstanding balance and swap exposure.

  •
  Minimum liquidity of $500,000 per vessel to be maintained.

  •
  The consolidated leverage ratio not to exceed 65% (aggregate consolidated total liabilities less cash to aggregate consolidated market value adjusted total assets less cash).

  •
  EBITDA to gross interest expense for the trailing four quarters ending December 31, 2012 shall not be lower than 2:1 and after January 1, 2013, not lower than 2,5:1

(b)
ABN AMRO BANK N.V.: On October 23, 2012, a senior secured credit facility for the pre delivery financing of two kamsarmax vessels was signed with ABN AMRO BANK N.V. for an amount of $9,480,000 to partly finance the pre delivery construction costs of the Q Sue and the Q Deb (Note 1), comprising of three tranches of $4,740,000, $1,580,000 and $3,160,000. The first tranche was drawn on October 25, 2012. The remaining tranches have been drawn within 2013. An amount of $4,740,000 was repaid on November 26, 2013 with respect to the Q Sue as the vessel was delivered to the Company on November 27, 2013. As of December 31, 2013, an amount of $4,740,000 was outstanding with respect to the Q Deb. The vessel has been delivered to the Company in January 2014, and the loan has been repaid. The loan bears interest at LIBOR plus a margin of 7.5%.

(c)
ABN AMRO BANK N.V.: On August 14, 2013, a loan agreement was signed with ABN AMRO BANK N.V. for the pre delivery financing of four capesize vessels for an amount of $31,040,000 to partly finance the pre delivery construction costs of the Q Anastasia, Q Amreen, Q Houston and Q Kaki, comprising of four tranches of $9,880,000, $7,680,000, $9,720,000 and $3,760,000. The first tranche $1,880,000, $1,880,000, $3,060,000 and $3,060,000 was drawn on August 19, 2013. An amount of $21,160,000 is remaining as at December 31, 2013 to be drawn down within 2014 for the pre-delivery installments of the new building vessels. The loan bears interest at LIBOR plus a margin of 6.5%

(d)
DVB BANK B.V: On November 28, 2011, a secured post delivery term loan facility was signed with DVB BANK B.V for an amount of $54,000,000 to partly finance the purchase of the Q Myrtalia and the Q

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

8. Long-Term Debt (Continued)

  Gayle (Note 1), comprising of two tranches, one for each vessel, of $25,000, 000 and $29,000,000. Both tranches were drawn on November 30, 2011. The loan bears interest at LIBOR plus a margin of 3.2%

  On April 24, 2012 a post delivery term loan facility was signed with DVB for an amount of up to $20,000,000 to partly finance the purchase price of the Q Keen. On April, 30, 2012 a lump sum of $18,720,000 was fully drawn for the purchase of Q Keen. The loan bears interest at LIBOR plus a margin of 3.35%.

  The main terms, as defined by the debt agreement and conditions of these loans are as follows:

  •
  Loan amounts outstanding as of December 31, 2013 of $46,800,000 and $16,824,600 are repayable in 16 and 18 equal quarterly consecutive installments of $900,000 and $315,900 respectively. A balloon payment of $32,400,000 and $11,138,400 paid together with the last installment is payable in the fourth quarter of 2017 and second quarter of 2018.

  •
  The market value of the secured vessels to be at least 120% of the loan outstanding balance for the first 2 years from Facility Drawdown date and increasing thereafter to 130%.

  •
  Minimum liquidity of $750,000 to be maintained for Q Myrtalia and Q Gayle and $500,000 for Q Keen.

  •
  The Company should obtain permission from the lender in the case of paying any dividends or any other form of distribution or effect any form of redemption, purchase or return of capital and if it is satisfied that the company maintains at the relevant time freely available and non-encumbered cash balances in aggregate and no less than $4,000,000 in respect of Q Myrtalia and Q Gayle and $1,000,000 in respect of Q Keen.

  •
  The consolidated leverage ratio not to exceed 75% (total consolidated total liabilities to total consolidated market value adjusted assets).

  •
  Minimum net worth of $40,000,000 throughout the facility tenor.

  •
  EBITDA, to net interest expense ratio to be no less than 2.5:1.

(e)
NORDEA BANK FINLAND PLC: On November 21 2013, a secured post delivery loan facility was signed with Nordea Bank Finland PLC for an amount of $39,000,000 to partly finance the purchase of the Q Sue and the Q Deb (Note 1), comprising of two tranches of $19,500,000 per tranche. The first tranche was drawn on November 22, 2013.The second tranche was drawn on January 28, 2014. The loan bears interest at LIBOR plus a margin of 3.0%

  The main terms, as defined by the debt agreement and conditions of this loan are as follows:

  •
  Loan amount outstanding as of December 31, 2013 of $19,500,000 is repayable in 24 equal quarterly consecutive installments of $325,000 commencing in the first quarter of 2014. A balloon payment of $11,700,000 paid together with the last installment is payable in the first quarter of 2020.

  •
  The market value of the secured vessels to be at least 140% of the loan outstanding balance at all times from Facility Drawdown.

  •
  Minimum liquidity of $500,000 per vessel to be maintained.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

8. Long-Term Debt (Continued)

  •
  The consolidated leverage ratio not to exceed 70% (total net debt to total market value adjusted assets).

  •
  EBITDA, to net interest expense ratio to be no less than 2.0:1 starting from the financial year ending on or before December 31, 2014 adjusting to 2.5:1 for the year ending after December 31, 2014.

        The Company's loans are secured as follows:

  •
  First priority mortgages over the vessels owned by the respective borrowers;

  •
  Corporate guarantee from the corporate guarantor; Quintana Shipping Ltd.

  •
  Assignment of earnings, insurances and requisition compensation;

  •
  Pledge or charge over the earnings accounts;

  •
  Specific assignment of time charters;

  •
  Right to effect pledge or charge over the borrowers' shares.

  The secured loans impose certain operating and financial restrictions on the borrowers, including restrictions on:

  •
  paying dividends or other restricted payments

  •
  incurring indebtedness for borrowed money or other obligations

  •
  disposing of or acquiring assets

  •
  merging or demerging

  •
  entering into new lines of business and changing its beneficial ownership

        As of December 31, 2013, the Company was in compliance with all debt covenants that were in force as of that date, with respect to its loans.

9. Interest Rate Swaps

        The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans. These interest rate swap transactions fix the interest rates based on predetermined ranges in current U.S. Dollar LIBOR rates as the bank effects floating-rate payments to the Company for the relevant amount based on the three-month U.S. Dollar LIBOR and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates. As of December 31, 2012 and 2013 the Company's outstanding

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

9. Interest Rate Swaps (Continued)

interest rate swaps had a combined notional amount of $134,782,450 and $163,538,850. Details of the interest rate swap agreements, as of December 31, 2012 and 2013, are as follows:

				Notional amount
Loan or credit facility	Inception	Expiry	Fixed rate (including margin)	December 31, 2012	December 31, 2013
Q Jake	September 8, 2011	September 8, 2014	3.78%	22,500,000	20,700,000
Q Ioanari	September 27, 2011	September 27, 2014	3.81%	14,450,000	13,290,000
Q Arion	December 1, 2011	December 1, 2014	3.85%	17,844,250	16,424,250
Q Myrtalia & Q Gayle	December 6, 2011	November 29, 2014	4.16%	50,400,000	46,800,000
Q Keen	April 30, 2012	April 30, 2015	4.13%	18,088,200	16,824,600
Q Shea	June 14, 2012	June 15, 2015	4.49%	11,500,000	10,500,000
Q Sue	November 25, 2013	November 25, 2016	3.68%	—	19,500,000
Q Deb	January 28, 2014	January 30, 2017	3.77%	—	19,500,000

Total				134,782,450	163,538,850

        The Company's interest rate swaps did not qualify for hedge accounting. The Company marks to market the value of the interest rate swaps at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset derivatives fair values Significant other observable inputs (Level 2)		Liability derivatives fair values Significant other observable inputs (Level 2)
Type of contract	Balance sheet location	2012	2013	2012	2013
Interest rate	Derivative instruments/current liabilities	—	—	592,125	730,280
Interest rate	Derivative instruments/other non-current assets	—	248,879	—	—
Interest rate	Derivative instruments/non-current liabilities	—	—	463,364	17,850

	Total derivatives	—	248,879	1,055,489	748,130

	Location: Loss on derivatives instruments
Statement of operations location	2012	2013
Interest rate contracts—Change in fair value	961,871	(556,238)
Interest rate contracts—Realized loss	481,158	719,675

Loss on derivatives instruments	1,443,029	163,437

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

10. Accrued Expenses

        Accrued expenses consist of the following:

As of December 31,	2012	2013
Accrued loan interest	520,904	589,213
Accrued operating expenses	419,314	520,211
Accrued general and administrative expenses	640,382	984,528
Other sundry liabilities and accruals	222,665	378,918

Total	1,803,265	2,472,870

11. Unearned Revenue

        Unearned revenue in the accompanying consolidated balance sheets as of December 31, 2012 and 2013 is analysed as follows:

As of December 31,	2012	2013
Hires collected in advance	439,360	463,858
Charter revenue resulting from varying charter rates	40,879	—

Total	480,239	463,858

12. Common Stock/Additional Paid-in Capital

        As of December 31, 2012 and 2013 the Company had 500 shares of common stock authorized, issued and outstanding with a par value of $0.01 per share which were issued in October 26, 2010. The holders of the shares are entitled to one vote on all matters submitted to a vote of shareholders owners and to receive dividends, if any.

        Additional paid-in capital represents capital contributed by the shareholders in order to partly finance vessel acquisitions. For the years ended December 31, 2012 and 2013 the shareholders contributed $14,950,000 and $33,336,541 respectively to finance vessel acquisitions.

13. Vessel Operating Expenses

        The amounts in the accompanying consolidated statements of operations for the years ended December 31, 2012 and 2013 are analysed as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2013
Crew wages and related costs	5,933,924	7,005,012
Insurance	1,096,551	1,187,080
Repairs and maintenance	228,415	384,025
Spares and consumable stores	1,426,801	1,648,851
Lubricants	797,846	669,566
Miscellaneous expenses	628,158	867,663

Total	10,111,695	11,762,197

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

14. General and Administrative Expenses

        The details of general and administrative expenses for the years ended December 31, 2012 and 2013 are as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2013
Salaries and bonuses	3,712,047	4,548,073
Third party fees	289,493	194,776
Office rent and utilities	285,609	326,088
Telecommunications expenses	62,739	65,398
Travelling expenses	172,697	142,310
Office equipment	15,313	19,983
Other professional services	37,568	46,944
Directors and officers insurance	26,490	29,036
Directors fees	77,560	100,751
Other office expenses	141,483	105,679

Total	4,820,999	5,579,038

15. Interest and Finance Costs

        The amounts in the accompanying consolidated statements of operations for the years ended December 31, 2012 and 2013 are analysed as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2013
Interest expense on loans	4,845,896	5,373,108
Less: Capitalized interest for newbuildings	(399,093)	(1,357,341)
Amortisation of deferred financing fees	313,472	334,172
Loan commitment fees	1,111	—
Other	67,086	67,783

Total	4,828,472	4,417,722

16. Taxes

        Under the law of the Marshall Islands, the country of the Company's incorporation, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax is imposed on payments of dividends to our shareholders. However, under the laws of the Marshall Islands, the vessel-owning subsidiaries , are subject to registration and tonnage taxes in the country in which the vessels are registered, which have been included in vessel operating expenses in the accompanying consolidated statement of comprehensive loss.

        In addition, the Company is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

16. Taxes (Continued)

        If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its "U.S. source shipping income", imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For the years ended December 31, 2012 and 2013 the Company's vessels had United States operations which generated United States source income of $802,964 and $1,863,126 respectively which has resulted in an income tax expense for the years ended December 31, 2012 and 2013 amounting to $32,119 and $74,524 respectively, which was outstanding at December 31, 2012 and 2013 and has been reflected in other sundry liabilities and accruals.

17. Financial Instruments

        The principal financial assets of the Company consist of cash and cash equivalents, interest rate swaps and trade accounts receivable. The principal financial liabilities of the Company consist of long-term debt, accounts payable, accrued liabilities and interest rate swaps.

(a)
Interest Rate Risk:    The Company's interest rates and long-term loan repayment terms are described in Note 8. The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 9.

(b)
Concentration of Credit Risk:    Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, and derivative contracts (interest rate swaps). The Company limits its credit risk from trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company may be exposed to credit risk in the event of non-performance by its counter parties to derivative instruments; however, the Company limits its exposure by transacting with counter parties with high credit ratings.

(c)
Fair value:    The carrying values of trade accounts receivable, cash and cash equivalents, accounts payable, and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans for which there is no interest rate swap agreements approximates the recorded value, due to their variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy.

  The interest rate swaps, discussed in Note 9, are stated at fair value, LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.

  As of December 31, 2012 and 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheets. The Company did not have

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

17. Financial Instruments (Continued)

  any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2012 and 2013.

18. Commitments and Contingencies

        From time to time, the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of December 31, 2013, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which an accrual should be established in the accompanying financial statements.

        Rental expense for the years ended December 31, 2012 and 2013, related to office space leased by the Company was $224,465 and $236,965 respectively. Fixed future minimum non-cancellable rent commitments as of December 31, 2013, based on a Euro/U.S. dollar exchange rate of €1.00:$1.35 are as follows:

For the year ending	Office lease
December 31, 2014	243,000
December 31, 2015	220,000
Total	463,000

        Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2013, net of commissions are:

For the year ending	Amount
December 31, 2014	33,151,932

Total	33,151,932

        Commitments relating to the vessels under construction payable to shipyards as of December 31, 2013, were as follows:

For the year ending	Amount
December 31, 2014	175,028,615
December 31, 2015	52,930,485

Total	227,959,100

19. Loss Per Share

        Loss per share has been calculated by dividing the net loss by the weighted average number of common shares outstanding during the years. There are no potentially dilutive shares outstanding for any of the years presented.

QUINTANA SHIPPING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, unless indicated otherwise) (Continued)

20. Subsequent Events

        Subsequent events have been evaluated through March 19, 2014, the date of issuance of these consolidated financial statements.

  •
  On January 31, 2014 the Post Panamax vessel Q Deb was delivered to the Company from the shipyard and the second tranche of $19,500,000 was drawn down from the Nordea loan facility on January 28, 2014.

  •
  On March 18, 2014 the Company entered into an agreement with Lavender Maritime S.A., for a 84,943 dwt Kamsarmax carrier to be constructed at Sasebo Shipyard which is scheduled to be delivered in the third quarter of 2015, for a purchase price of $34,624,100.The vessel will be named Q Kennedy. On the same date the Company paid 15% instalment of $5,193,615.

                   Shares

Common Stock

Prospectus

                       , 2014

Morgan Stanley
Deutsche Bank Securities
Jefferies
ABN AMRO
DVB Capital Markets
Global Hunter Securities

Through and including                           , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the                                    listing fee the amounts set forth below are estimates.

SEC registration fee	$12,880
FINRA filing fee	23,000
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
NYSE listing fee		*
Miscellaneous		*

Total		*

*
To be provided by amendment

ITEM 14.    INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

I.
The Amended and Restated Articles of Incorporation of the Registrant provides as follows:

a.
Any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another enterprise shall be entitled to be indemnified by the Corporation to the fullest extent now or hereafter permitted or required by law (including the BCA), if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, if the proceeding is other than an action by or in the right of the Corporation, if he or she had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made if the proceeding is by or in the right of the Corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which such proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the Corporation receives an undertaking by or on behalf of the director or officer to repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section.

b.
The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another enterprise against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of the articles of incorporation of the Corporation.

II.
Section 60 of the Business Corporations Act of the Republic of the Marshall Islands provides as follows:

a.
Actions not by or in right of the corporation.    A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

b.
Actions by or in right of the corporation.    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

c.
When director or officer successful.    To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

d.
Payment of expenses in advance.    Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

e.
Indemnification pursuant to other rights.    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

  f.
  Continuation of indemnification.    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  g.
  Insurance.    A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        In connection with the formation of Quintana Shipping Ltd. in November 2010, Quintana Shipping Ltd. issued to Quintana Shipping Investors LLC 500 shares for a price of $0.01 per share in an offering exempt from registration under Section 4(2) of the Securities Act. No underwriters were involved in this transaction. There have been no sales of unregistered securities within the past three years.

ITEM 16.    EXHIBITS.

        See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Index to Exhibits is incorporated herein by reference.

ITEM 17.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (1)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (2)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (3)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (4)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant undertakes to send to each shareholder, at least on an annual basis, a detailed statement of any transactions registrant or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

        The registrant undertakes to provide to the shareholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kifissia, Greece, on March 31, 2014.

Quintana Shipping Ltd.
By:	/s/ ELEFTHERIOS A. PAPATRIFON
	Name:	Eleftherios A. Papatrifon
	Title:	Chief Executive Officer

POWERS OF ATTORNEY

        Each person whose signature appears below appoints Eleftherios A. Papatrifon and Paul J. Cornell, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ CORBIN J. ROBERTSON, JR. Corbin J. Robertson, Jr.	Chairman of the Board of Directors	March 31, 2014
/s/ ELEFTHERIOS A. PAPATRIFON Eleftherios A. Papatrifon	Chief Executive Officer (Principal Executive Officer) and Director	March 31, 2014
/s/ PAUL J. CORNELL Paul J. Cornell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2014

INDEX TO EXHIBITS

Exhibit Number			Description
1.1	*	—	Form of Underwriting Agreement
3.1	*	—	Certificate of Incorporation of Quintana Shipping Ltd.
3.2	*	—	Bylaws of Quintana Shipping Ltd.
4.1	*	—	Form of common share certificate
5.1	*	—	Opinion of Watson, Farley & Williams LLP as to the legality of the securities being registered
8.1	*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
8.2	*	—	Opinion of Watson, Farley & Williams LLP relating to tax matters
10.1	*	—	Form of Quintana Shipping Ltd. Long-Term Incentive Plan
10.2	*	—	Senior Secured Credit Facility Agreement dated as of June 7, 2011, by and among Q Jake Shipping Ltd. and Q Ioanari Shipping Ltd., as borrowers, and ABN AMRO Bank N.V.
10.3	*	—	Senior Secured Credit Facility Agreement dated as of November 28, 2011, by and among Q Gayle Shipping Ltd. and Q Myrtalia Shipping Ltd., as borrowers, and DVB Bank SE
10.4	*	—	Senior Secured Credit Facility Agreement dated as of April 24, 2012, by and among Q Keen Shipping Ltd., as borrower and DVB Bank SE.
10.5	*	—	Senior Secured Credit Facility Agreement dated as of October 23, 2012, by and among Q Sue Shipping Ltd. and Q Deb Shipping Ltd., as borrowers, and ANB AMRO Bank N.V.
10.6	*	—
Senior Secured Credit Facility Agreement dated as of August 14, 2013, by and among Q Amreen Shipping Ltd., Q Anastasia Shipping Ltd., Q Kaki Shipping Ltd. and Q Houston Ltd., as borrowers, and ABN AMRO Bank N.V.
10.7	*	—	Senior Secured Credit Facility Agreement dated as of November 21, 2013, by and among Q Sue Shipping Ltd. and Q Deb Shipping Ltd., as borrowers, and Nordea Bank Finland PLC, London Branch
10.8	*	—	Employment Agreement with Eleftherios A. Papatrifon
10.9	*	—	Employment Agreement with Paul J. Cornell
10.10	*	—	Employment Agreement with Vicky Poziopoulou
10.11	*	—	Registration Rights Agreement, by and between Quintana Shipping Ltd. and Quintana Shipping Investors LLC
10.12	*	—	Administrative Services Agreement, by and between Quintana Shipping Ltd. and Quintana Minerals Corporation
21.1	*	—	List of Subsidiaries of Quintana Shipping Ltd.
23.1	**	—	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.2	*	—	Consent of Watson, Farley & Williams LLP (contained in Exhibits 5.1 and 8.2)
23.3	*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

Exhibit Number			Description
23.4	**	—	Consent of SSY Consultancy & Research Ltd.
24.1	**	—	Powers of Attorney (contained on signature page)

*
To be provided by amendment.

**
Filed herewith.